    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 1996


                                                      REGISTRATION NO. 333-17305

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        INTERNATIONAL KNIFE & SAW, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            3428                           57-0697252
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

                            ------------------------

                                1299 COX AVENUE
                            ERLANGER, KENTUCKY 41018
                                 (606) 371-0333
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               WILLIAM M. SCHULT
         VICE PRESIDENT-FINANCE, CHIEF FINANCIAL OFFICER AND SECRETARY
                        INTERNATIONAL KNIFE & SAW, INC.
                                1299 COX AVENUE
                            ERLANGER, KENTUCKY 41018
                                 (606) 371-0333
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

                              BRUCE B. WOOD, ESQ.
                             DECHERT PRICE & RHOADS

                              30 ROCKEFELLER PLAZA


                            NEW YORK, NEW YORK 10112


                                 (212) 698-3500

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                           PROPOSED MAXIMUM
                                                          PROPOSED MAXIMUM    AGGREGATE
TITLE OF EACH CLASS OF                     AMOUNT TO BE    OFFERING PRICE      OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED                 REGISTERED      PER UNIT(1)        PRICE(1)     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
11 3/8% Senior Subordinated Notes
  due 2006..............................   $90,000,000          100%         $90,000,000       $31,035(2)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------



(1) Estimated pursuant to Rule 457(f) solely for purposes of calculating the registration fee.


(2) Previously paid.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        INTERNATIONAL KNIFE & SAW, INC.
                             CROSS REFERENCE SHEET

           PURSUANT TO RULE 404(A) AND ITEM 501(B) OF REGULATION S-K
               SHOWING LOCATION IN PROSPECTUS OF THE INFORMATION
                         REQUIRED BY PART I OF FORM S-4


  1.  Forepart of Registration Statement and
        Outside Front Cover Page of
        Prospectus..............................    Forepart of the Registration Statement;
                                                      Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages
        of Prospectus...........................    Inside Front Cover Page; Outside Back
                                                      Cover Page
  3.  Risk Factors, Ratio of Earnings to Fixed
        Charges and Other Information...........    Summary; Risk Factors; Selected Historical
                                                      and Pro Forma Financial Data
  4.  Terms of the Transaction..................    The Exchange Offer; Description of the
                                                      Notes; Certain Federal Income Tax
                                                      Consequences; Plan of Distribution
  5.  Pro Forma Financial Information...........    Summary; Unaudited Pro Forma Consolidated
                                                      Financial Information; Selected
                                                      Historical and Pro Forma Financial Data
  6.  Material Contracts With the Company Being
        Acquired................................    Not Applicable
  7.  Additional Information Required for
        Reoffering by Persons and Parties Deemed
        to be Underwriters......................    Not Applicable
  8.  Interests of Named Experts and Counsel....    Not Applicable
  9.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities.............................    Not Applicable
 10.  Information With Respect to S-3
        Registrants.............................    Not Applicable
 11.  Incorporation of Certain Information by
        Reference...............................    Not Applicable
 12.  Information With Respect to S-2 or S-3
        Registrants.............................    Not Applicable
 13.  Incorporation of Certain Information by
        Reference...............................    Not Applicable
 14.  Information With Respect to Registrants
        Other Than S-2 or S-3 Registrants.......    Available Information; Summary; Risk
                                                      Factors; The Transactions; Use of
                                                      Proceeds; Capitalization; Unaudited Pro
                                                      Forma Consolidated Financial
                                                      Information; Selected Historical and Pro
                                                      Forma Financial Data; Management's
                                                      Discussion and Analysis of Financial
                                                      Condition and Results of Operations;
                                                      Business; Management; Stock Ownership;
                                                      Certain Relationships and Related
                                                      Transactions; Description of Certain
                                                      Indebtedness; Description of the Notes;
                                                      Book Entry; Delivery and Form; Plan of
                                                      Distribution; Legal Matters; Experts;
                                                      Consolidated Financial Statements
 15.  Information With Respect to S-3
        Companies...............................    Not Applicable

 16.  Information With Respect to S-2 or S-3
        Companies...............................    Not Applicable
 17.  Information With Respect to Companies
        Other Than S-2 or S-3 Companies.........    Not Applicable
 18.  Information if Proxies, Consents or
        Authorizations Are to be Solicited......    Not Applicable
 19.  Information if Proxies, Consents or
        Authorizations Are Not to be Solicited,
        or in an Exchange Offer.................    The Exchange Offer; Management; Stock
                                                      Ownership; Certain Relationships and
                                                      Related Transactions; Description of
                                                      Certain Indebtedness; Description of the
                                                      Notes

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 28, 1997

PROSPECTUS

                               OFFER TO EXCHANGE
                   11 3/8% SENIOR SUBORDINATED NOTES DUE 2006
                              FOR ALL OUTSTANDING
                   11 3/8% SENIOR SUBORDINATED NOTES DUE 2006
                                       OF

                        INTERNATIONAL KNIFE & SAW, INC.

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
          NEW YORK CITY TIME ON                , 1997, UNLESS EXTENDED


    International Knife & Saw, Inc., a Delaware corporation ("IKS" or the "Company"), hereby offers to exchange an aggregate principal amount of up to $90,000,000 of its 11 3/8% Senior Subordinated Notes due 2006 (the "New Notes") for a like principal amount of its 11 3/8% Senior Subordinated Notes due 2006 (the "Existing Notes") outstanding on the date hereof upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying letter of transmittal (the "Letter of Transmittal" and, together with this Prospectus, the "Exchange Offer"). The New Notes and the Existing Notes are hereinafter collectively referred to as the "Notes." The terms of the New Notes are identical in all material respects to those of the Existing Notes, except for certain transfer restrictions and registration rights relating to the Existing Notes. The New Notes will be issued pursuant to, and be entitled to the benefits of, the Indenture (as defined) governing the Existing Notes.


    The New Notes will bear interest from and including the date of consummation of the Exchange Offer. Interest on the New Notes will be payable semi-annually on May 15 and November 15 of each year, commencing May 15, 1997. Additionally, interest on the New Notes will accrue from the last interest payment date on which interest was paid on the Existing Notes surrendered in exchange therefor or, if no interest has been paid on the Existing Notes, from the date of original issue of the Existing Notes.


    The New Notes will be general unsecured obligations of the Company. The New Notes will be subordinated in right of payment to all existing and future Senior Debt (as defined) and pari passu in right of payment with all other existing and future senior subordinated indebtedness of the Company. Although the Company's U.S. operations are owned directly, its foreign operations are conducted through subsidiaries. The New Notes will be effectively subordinated to all existing and future indebtedness and other obligations of such subsidiaries. As of September 30, 1996, on a pro forma basis after giving effect to the Transactions (as defined), the Company would have had no Senior Debt outstanding (exclusive of unused commitments of $20.0 million) and the Company's subsidiaries would have had approximately $5.5 million of indebtedness outstanding (exclusive of unused commitments of $5.0 million). On December 31, 1996, the Company had no Senior Debt outstanding and the Company's subsidiaries had approximately $6.1 million of indebtedness outstanding (exclusive of such unused commitments). The Indenture permits the Company and its subsidiaries to incur additional indebtedness, subject to certain limitations.


    The New Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement dated November 6, 1996 (the "Registration Rights Agreement") by and between the Company and Schroder Wertheim & Co. Incorporated and Smith Barney Inc. (the "Initial Purchasers") with respect to the initial sale of the Existing Notes.

    The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Existing Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date (as defined) for the Exchange Offer. In the event the Company terminates the Exchange Offer and does not accept for exchange any Existing Notes with respect to the Exchange Offer, the Company will promptly return such Existing Notes to the holders thereof. See "The Exchange Offer."

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivery of a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    Prior to the Exchange Offer, there has been no public market for the Existing Notes. If a market for the New Notes should develop, such New Notes could trade at a discount from their principal amount. The Company currently does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system, and no active public market for the New Notes is currently anticipated. There can be no assurance that an active public market for the New Notes will develop.

    The Exchange Offer is not conditioned upon any minimum principal amount of Existing Notes being tendered for exchange pursuant to the Exchange Offer.

                            ------------------------

      SEE "RISK FACTORS" COMMENCING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT HOLDERS OF EXISTING NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

The date of this Prospectus is            , 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Exchange Offer Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the New Notes being offered hereby. This Prospectus does not contain all the information set forth in the Exchange Offer Registration Statement. For further information with respect to the Company and the Exchange Offer, reference is made to the Exchange Offer Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Offer Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Exchange Offer Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is: http://www.sec.gov.

     As a result of the Exchange Offer, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will be required to file periodic reports and other information with the Commission. In the event the Company ceases to be subject to the informational requirements of the Exchange Act, the Company will be required under the Indenture, for so long as any of the Notes remain outstanding, to furnish to the holders of the Notes and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

     This Prospectus includes forward-looking statements which involve risks and uncertainties as to future events. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth under "Risk Factors".

                                    SUMMARY

     The following summary does not purport to be complete and is qualified in its entirety by the more detailed information and the Company's historical consolidated financial statements and "Unaudited Pro Forma Consolidated Financial Information," and the respective notes thereto, included elsewhere in this Prospectus. Unless otherwise indicated, industry and market data used throughout this Prospectus are based on Company estimates which, while believed by the Company to be reliable, have not been verified by independent sources. Unless otherwise indicated or the context otherwise requires, references to "IKS" or the "Company" are to International Knife & Saw, Inc. and its consolidated subsidiaries.

                                  THE COMPANY

     The Company is a global leader in the manufacturing, servicing and marketing of industrial and commercial machine knives and saws, operating in an estimated worldwide market of $1.0 billion. The Company's products, which are consumed in the normal course of machine operation and need resharpening or replacement many times a year, are mounted in industrial machines and are used in virtually every facet of cutting, slitting, chipping and forming of materials. The Company serves the following major market sectors: (i) Wood (42% of 1995 net sales); (ii) Paper & Packaging (38%); (iii) Metal (14%); and (iv) Plastic & Recycling (6%). The Company believes that it has a leading worldwide market share in each of these market sectors and that it is the only company that serves all four such sectors.

     The Company believes that it has the most extensive product offering in the industry, selling over 10,000 knife and saw products to a wide range of end-users, from large industrial and consumer product manufacturers to small family-owned print shops. The breadth of the Company's product line is enhanced by the Company's strategic relationships with over 50 finished goods suppliers, offering IKS the flexibility to manufacture or source many of its products. IKS products are used for diverse applications in numerous markets, including the use of circular slitter knives to cut copy paper, long veneer slicer knives to slice thin veneer used in the manufacture of quality furniture and circular metal slitter knives to cut wide coils of steel into narrow strips. Reflecting the Company's broad product range and numerous applications, the Company sells to over 5,000 customers with no customer accounting for more than 3% of the Company's net sales.

     IKS is the only industrial knife and saw manufacturer with operations in North America, Europe, Asia and Latin America and products sold in more than 75 countries. The Company utilizes its salesforce, the largest direct salesforce in the industry, to focus its efforts on aftermarket sales to end-users, which accounted for 89% of the Company's 1995 net sales. The Company also sells to end-users through Company-owned and independent resharpening service centers, which resharpen both IKS and competitors' knives and saws and also act as distributors of IKS products, as well as through distributors and agents. The Company's remaining sales are to over 300 original equipment manufacturers ("OEMs") of industrial cutting equipment, and the Company believes it is the leading supplier of knife and saw products to OEMs.

     The Company's sales are principally in North America and Europe, representing 73% and 26% of 1995 net sales, respectively, and the Company believes that significant opportunities exist to expand its share of these two major markets. The Company has also recently expanded its operations into the emerging markets of Asia and Latin America (with sales growing from 1% of fiscal 1995 net sales to 6.8% of net sales for the nine month period ended September 30, 1996). The Company plans to continue its international growth, entering new geographic markets while broadening existing ones. Since 1991, the Company has expanded its domestic and international operations through internal growth, the development of strategic alliances and the acquisition of knife and saw manufacturers and service centers. In addition, to maintain its position as a low cost producer, the Company takes advantage of economies of scale in both manufacturing and purchasing and has improved operating efficiencies. As a result of these actions, during the four year period ended December 31, 1995, the Company achieved a net sales compound annual growth rate ("CAGR") of 8.1%, with net sales increasing from $78 million in 1991 to $107 million in 1995, and a pro forma EBITDA (as defined herein) CAGR of 11.2%, with pro forma EBITDA increasing from $9.7 million in 1991 to $14.8 million in 1995. The annual growth rate of the Company's net sales during these four years was 4.7%, 3.7%, 8.8% and 15.8%, respectively. For the nine month period ended September 30, 1996, the Company's net sales increased 12.6% over the comparable 1995 period to $89.3 million, and pro forma EBITDA increased 24.2% over the comparable 1995 period to $12.8 million.


     The Company believes that it can enhance its leading market position through the continued implementation of its business strategy. Key elements of this strategy include (i) maximizing stable, high margin end-user sales; (ii) increasing its global manufacturing, sourcing and marketing capabilities through strategic alliances; (iii) growing its resharpening service center operations, which increases direct access to end-users and enables the Company to capture both resharpening and additional replacement business; (iv) expanding and improving its product offering; (v) maintaining its focus on cost improvement opportunities; and (vi) continuing to evaluate acquisitions in the highly fragmented knife and saw industry.

     IKS traces it origins to 1814, when Klingelnberg Soehne was founded in Germany as a textile and hardware trading house. Klingelnberg Soehne began manufacturing industrial knives and saws in the early 1900s and by 1940 was serving a variety of product segments. Klingelnberg Soehne expanded its sales into the North American market during the 1960s and subsequently established manufacturing and resharpening operations which were complemented by several strategic acquisitions. The Company was incorporated in 1979, and by 1991 it had acquired the European and North American operations of Klingelnberg Soehne. Since 1991, the Company has expanded its resharpening operations by acquiring and opening 13 service centers, and has recently commenced operations in Asia and Latin America. The principal executive offices of IKS are located at 1299 Cox Avenue in Erlanger, Kentucky and its telephone number is (606) 371-0333.

                                THE TRANSACTIONS

     The Existing Notes were issued on November 6, 1996 concurrently with the consummation of a recapitalization (the "Recapitalization") of The Klingelnberg Corporation, a Delaware corporation ("IKS Holdings"). Prior to the Recapitalization, all of the issued and outstanding capital stock of IKS Holdings was held by members of the Klingelnberg family and the Company's issued and outstanding capital stock was held approximately 97% by IKS Holdings and approximately 3% by John E. Halloran, Edward J. Brent, Thomas Meyer and Hans Berg, each of whom was an executive officer of the Company (the "Existing Management Investors").

     The Recapitalization involved the following transactions: (i) the Existing Management Investors exchanged their holdings of capital stock issued by the Company for capital stock of IKS Holdings, and the Company became a wholly owned subsidiary of IKS Holdings; (ii) IKS Holdings amended its charter to change its corporate name to "IKS Corporation" and to authorize three classes of capital stock, consisting of preferred stock (the "Holdings Preferred Stock"), voting common stock (the "Holdings Class A Stock") and non-voting common stock (the "Holdings Class B Stock" and, together with the Holdings Class A Stock, the "Holdings Common Stock"); (iii) the issued and outstanding capital stock of IKS Holdings was exchanged for a recapitalization distribution (the "Recapitalization Distribution") which consisted of (a) approximately $86.6 million in cash and (b) Junior Subordinated Debentures of IKS Holdings (the "Holdings Debentures"), Holdings Preferred Stock and Holdings Class A Stock with an aggregate value of approximately $9.4 million issued to Arndt Klingelnberg, Diether Klingelnberg and John E. Halloran; (iv) John E. Halloran and Thomas Meyer, together with certain other key employees of the Company who were not Existing Management Investors (the "New Management Investors" and, together with the Existing Management Investors, the "Management Investors"), purchased Holdings Debentures, Holdings

Preferred Stock and Holdings Class A Stock from IKS Holdings for approximately $1.3 million in cash; and (v) Citicorp Venture Capital Ltd. ("CVC") purchased Holdings Debentures, Holdings Preferred Stock and Holdings Common Stock from IKS Holdings for $14.3 million in cash. See "The Transactions," "Stock Ownership" and "Description of Certain Indebtedness -- Holdings Debentures."


     The gross proceeds to the Company from the sale of the Existing Notes, together with the aggregate investment of $15.6 million made in IKS Holdings by John E. Halloran, Thomas Meyer, the New Management Investors and CVC in connection with the Recapitalization, were used to (i) finance the cash portion of the Recapitalization Distribution (approximately $86.6 million), (ii) repay approximately $11.4 million of outstanding indebtedness referred to below and
(iii) pay approximately $5.0 million of fees and expenses related to the Transactions. See "Use of Proceeds."


     In connection with the Recapitalization, the Company repaid approximately $5.2 million of its existing indebtedness and entered into a new $20.0 million revolving credit facility (the "Senior Credit Facility"). In addition, a German subsidiary of the Company repaid approximately $6.2 million of existing indebtedness under its term loan and entered into a new $5.0 million revolving credit facility (the "New German Credit Facility"). For information regarding the Senior Credit Facility and the indebtedness of such subsidiary, see "Description of Certain Indebtedness -- Senior Credit Facility" and
"-- Subsidiary Indebtedness."


     The foregoing transactions, including the issuance of the Existing Notes, the application of the proceeds therefrom and the payment of related transaction fees and expenses, are collectively referred to herein as the "Transactions".


     In anticipation of the Recapitalization, on July 25, 1996 the Company acquired certain real property which had previously been under capital lease to the Company for approximately $5.6 million (the "Realty Acquisition"). For additional information concerning the Realty Acquisition, see "Certain Relationships and Related Transactions."

                               THE EXCHANGE OFFER

Securities Offered.........  Up to $90,000,000 aggregate principal amount of
                             11 3/8% Senior Subordinated Notes due 2006. The terms of the New Notes and Existing Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Existing Notes.

The Exchange Offer.........  The New Notes are being offered in exchange for a like principal amount of Existing Notes. Existing Notes may be exchanged only in integral multiples of $1,000. The issuance of the New Notes is intended to satisfy obligations of the Company contained in the Registration Rights Agreement.

Expiration Date; Withdrawal
  of Tender................  The Exchange Offer will expire at 5:00 p.m. New
                             York City time, on             , 1997, or such
                             later date and time to which it may be extended by the Company. The tender of Existing Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Existing Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Certain Conditions to the
  Exchange Offer...........  The Company's obligation to accept for exchange, or to issue New Notes in exchange for, any Existing Notes is subject to certain customary conditions relating to compliance with any applicable law, any applicable interpretation by the staff of the Commission or any order of any governmental agency or court of competent jurisdiction, which may be waived by the Company in its reasonable discretion. The Company currently expects that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange
                             Offer -- Certain Conditions to the Exchange Offer."


Procedures for Tendering
  Existing Notes...........  Each holder of Existing Notes wishing to accept the
                             Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Existing Notes and any other required documentation, to the Exchange Agent (as defined) at the address set forth herein. See "The Exchange Offer -- Procedures for Tendering Existing Notes."


Use of Proceeds............  The Company will not receive any proceeds from the
                             Exchange Offer.

Exchange Agent.............  United States Trust Company of New York (the
                             "Exchange Agent") is serving as the Exchange Agent in connection with the Exchange Offer.

Federal Income Tax
  Consequences.............  The exchange of Notes pursuant to the Exchange
                             Offer should not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax Considerations."

    CONSEQUENCES OF EXCHANGING EXISTING NOTES PURSUANT TO THE EXCHANGE OFFER


     Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, the Company is of the view that holders of Existing Notes (other than any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange their Existing Notes for New Notes pursuant to the Exchange Offer generally may offer such New Notes for resale, resell such New Notes and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the holders' business and such holders have no arrangement with any person to participate in a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Existing Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or in compliance with an available exemption from registration or qualification. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Notes reasonably requests in writing. If a holder of Existing Notes does not exchange such Existing Notes for New Notes pursuant to the Exchange Offer, such Existing Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Existing Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of Existing Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer. See "The Exchange Offer -- Consequences of Failure to Exchange; Resales of New Notes."


     The Existing Notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. Following commencement of the Exchange Offer but prior to its consummation, the Existing Notes may continue to be traded in the PORTAL market. Following consummation of the Exchange Offer, the New Notes will not be eligible for PORTAL trading.

                                 THE NEW NOTES

     The terms of the New Notes are identical in all material respects to the Existing Notes, except for certain transfer restrictions and registration rights relating to the Existing Notes.

Notes Offered..............  $90,000,000 aggregate principal amount of 11 3/8%
                             Senior Subordinated Notes due 2006.

Maturity...................  November 15, 2006.

Interest Payment Dates.....  May 15 and November 15 of each year, commencing May
                               15, 1997.

Ranking....................  The New Notes will be general unsecured obligations of the Company. The New Notes will be subordinated in right of payment to all existing and future Senior Debt (as defined) of the Company and will rank pari passu in right of payment with all other existing and future senior subordinated indebtedness of the Company. In addition, the New Notes will be effectively subordinated to all existing and future indebtedness and other obligations of the Company's subsidiaries. As of September 30, 1996, after giving pro forma effect to the Transactions, the Company would have had no Senior Debt outstanding, exclusive of unused commitments of $20.0 million, and the Company's subsidiaries would have had approximately $5.5 million of indebtedness outstanding (excluding China joint venture indebtedness of approximately $3.8 million, which is non-recourse to the Company, and excluding unused commitments of $5.0 million). On December 31, 1996, the Company had no Senior Debt outstanding and the Company's subsidiaries had approximately $6.1 million of indebtedness outstanding (exclusive of unused commitments and the China joint venture indebtedness). The indenture (the "Indenture") governing the New Notes permits the Company and its subsidiaries to incur additional indebtedness, subject to certain limitations. See "Risk Factors -- Ranking of the Notes; Subsidiary International Operations" and "Description of the Notes -- Subordination."


Optional Redemption........  The New Notes (and any outstanding Existing Notes)
                             will be redeemable in cash at the option of the Company, in whole or in part, at any time or from time to time on or after November 15, 2001, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, the Company may also redeem Notes in cash at its option at any time prior to November 15, 1999 at 111 3/8% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, with the net proceeds of one or more Public Equity Offerings; provided, however, that at least $60.0 million aggregate principal amount of the Notes must remain outstanding after any such redemption. See "Description of the Notes -- Optional Redemption."

Change of Control..........  Upon a Change of Control, the Company will be required to offer to repurchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes -- Change of Control."

Certain Covenants..........  The Indenture contains certain covenants with respect to the Company and its Restricted
                             Subsidiaries (as defined), which restrict, among other things, (a) the incurrence of additional indebtedness, (b) the payment of dividends and other restricted payments, (c) the creation of certain liens, (d) the sale of assets, (e) certain payment restrictions affecting subsidiaries, (f) transactions with affiliates and
                             (g) the issuance of capital stock by subsidiaries. The Indenture also restricts the Company's ability to consolidate or merge with or into, or to transfer all or substantially all of its assets to, another person. These restrictions and requirements are subject to a number of important qualifications and exceptions. See "Description of the Notes -- Certain Covenants."

                                  RISK FACTORS

     Holders of Existing Notes should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors under "Risk Factors" beginning on page 9 in connection with the Exchange Offer.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

    The following table contains summary historical and pro forma financial data of the Company for each of the three years in the period ended December 31, 1995 and the nine month periods ended September 30, 1995 and 1996. The summary historical financial data for each of the three years in the period ended December 31, 1995 were derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The summary historical financial data as of September 30, 1996 and for the nine month periods ended September 30, 1995 and 1996 were derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, such unaudited consolidated financial statements include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The summary pro forma financial data for the year ended December 31, 1995, for the nine month period ended September 30, 1995, and as of and for the nine month period ended September 30, 1996 were derived from the "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this Prospectus. The summary pro forma financial data for the two year period ended December 31, 1994 were derived from historical financial data, adjusted for the private company expenses referred to in Note 4 below. The pro forma financial data is presented for informational purposes only and does not purport to represent what the Company's financial position or results of operations would actually have been if the Transactions and the Realty Acquisition had occurred on the assumed dates or to project the Company's financial position or results of operations at any future date or for any future periods. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Consolidated Financial Information" and the Company's historical consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus.


                                                                           NINE MONTH PERIOD
                                        YEAR ENDED DECEMBER 31,           ENDED SEPTEMBER 30,
                                    --------------------------------     ---------------------
                                     1993        1994         1995        1995          1996
                                    -------     -------     --------     -------       -------
OPERATING DATA:
Net sales.........................  $84,964     $92,447     $107,030     $79,238       $89,256
Gross profit......................   24,573      30,174       30,973      23,191        26,508
Operating income..................    7,226      11,113       10,021       6,708         8,901
Net income........................    3,194       5,182        5,248       3,477         4,852

OTHER DATA:
EBITDA(1).........................  $ 9,735     $13,920     $ 14,222     $ 9,872       $12,573
Depreciation and                      2,813       3,359        3,570       2,445         3,007
  amortization(2).................
Capital expenditures(3)...........    9,112       3,383        4,663       3,421         7,312
Gross margin......................     28.9%       32.6%        28.9%       29.3%         29.7%
EBITDA margin.....................     11.5%       15.1%        13.3%       12.5%         14.1%
EBITDA including LIFO charges and    10,039      14,472       13,591       9,153        11,908
  credits.........................

PRO FORMA DATA:
EBITDA(1)(4)......................  $ 9,978     $14,367     $ 14,759     $10,283       $12,783
Interest expense..................                            10,946       8,328         8,609
EBITDA margin.....................     11.7%       15.5%        13.8%       13.0%         14.3%
Ratio of EBITDA to interest                                      1.3x                      1.5x
  expense(5)......................
Ratio of net debt to EBITDA(6)....                               6.1x                      5.2x
Ratio of earnings to fixed                                       1.1x                      1.1x
  charges(7)......................



                                                                           AT SEPTEMBER 30,
                                                                                 1996
                                                                          -------------------
                                                                                       PRO
                                                                          ACTUAL      FORMA
                                                                          -------    --------
BALANCE SHEET DATA:
Working capital.......................................................... $19,827    $ 46,288
Total assets.............................................................  93,411      98,932
Debt (including notes payable and current portion of long-term             17,803      95,492
  debt)(8)...............................................................
Shareholders' equity.....................................................  41,792     (19,234)


                                                   (footnotes on following page)

---------------

(1) EBITDA is defined as operating income plus depreciation and amortization adjusted to exclude LIFO charges (credits) of ($304), ($552) and $631 for the years ended December 31, 1993, 1994 and 1995, respectively, and $719 and $665 for the nine month periods ended September 30, 1995 and 1996, respectively. EBITDA has not been adjusted to exclude other unusual and one time expenses incurred by the Company, as follows:


                                                                                              NINE MONTH
                                                                YEAR ENDED DECEMBER          PERIOD ENDED
                                                                        31,                  SEPTEMBER 30,
                                                               ----------------------      -----------------
                                                               1993     1994     1995        1995       1996
                                                               -----    -----    ----      --------     ----
        Asia start-up costs..................................  $  --    $ 225    $419        $ 72       $ --
        European facility relocation costs...................    342      246      --          --         --
        European sales agency termination costs..............     --      100      --          --         --
        Indonesia management reorganization..................     --       --     110          --         --
        Environmental costs..................................     --       --      60          --         --
                                                               -----    -----    ----         ---       ----
                                                               $ 342    $ 571    $589        $ 72       $ --
                                                               =====    =====    ====        ====       ====


    EBITDA, adjusted to exclude these expenses, would have been $10,077, $14,491 and $14,811 for the years ended December 31, 1993, 1994 and 1995, respectively, and $9,944 and $12,573 for the nine month periods ended September 30, 1995 and 1996, respectively. EBITDA is a widely accepted financial indicator of a company's ability to service debt. However, EBITDA should not be construed as an alternative to operating income, net income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The EBITDA measure presented by the Company may not be comparable to similarly titled measures reported by other companies.


(2) Depreciation and amortization as presented will not agree to the consolidated statement of cash flows because of amortization reported below the operating income line. Pro forma depreciation and amortization consists of depreciation and amortization as described in the preceding sentence as adjusted to reflect the elimination of the related party capital leases in connection with the Realty Acquisition.

(3) 1993 includes $4,336 of capital expenditures related to the relocation of the Company's German manufacturing facilities. The nine month period ended September 30, 1996 includes $1,205 of capital expenditures related to the consolidation of the Company's west coast operations and the expansion of the Cincinnati facility, $1,801 of capital expenditures related to the expansion of the China joint venture operations, and $5,581 related to the Realty Acquisition.

(4) Pro Forma EBITDA includes adjustments for certain private company expenses incurred by the Company, a family-owned business, which will be eliminated following consummation of the Transactions ("Private Company Expenses"). See "Unaudited Pro Forma Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) For purposes of the computation, amortization of debt issuance costs of $500 for the year ended December 31, 1995 and $375 for the nine month period ended September 30, 1996 have been excluded from interest expense. In addition, for the nine month period ended September 30, 1996, the effects of the China joint ventures have been excluded from the computation.

(6) For purposes of the computation, net debt is equal to notes payable plus total long-term debt (including the current portion but excluding China joint venture indebtedness of $3,801 as of September 30, 1996 which is non-recourse to the Company) less cash and cash equivalents, and EBITDA for all interim periods presented has been annualized.


(7) For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing (i) earnings before income taxes and fixed charges by (ii) fixed charges. Fixed charges are equal to interest expense plus one-third of rental expense (the portion deemed representative of the interest factor).



(8) For purposes of this presentation, debt excludes China joint venture indebtedness of $3,801 which is non-recourse to the Company.

                                  RISK FACTORS

     Holders of Existing Notes should carefully consider the specific factors set forth below as well as the other information included in this Prospectus in connection with the Exchange Offer. The risk factors set forth below are generally applicable to the Existing Notes as well as the New Notes.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE

     The Company is highly leveraged. At September 30, 1996, on a pro forma basis after giving effect to the Transactions, the Company's total debt and stockholders' deficit would have been $95.5 million (excluding China joint venture indebtedness of approximately $3.8 million, which is non-recourse to the Company) and $19.2 million, respectively. The Company would also have had borrowing availability under the Senior Credit Facility and the New German Credit Facility of $25.0 million, subject to the borrowing conditions contained therein. For the year ended December 31, 1995 and the nine month period ended September 30, 1996, the ratio of earnings to fixed charges would have been 1.1 to 1.0 and 1.1 to 1.0, respectively, after giving pro forma effect to the Transactions and the Realty Acquisition as if they had occurred on January 1, 1995. The Company's ability to make scheduled payments of the principal of or interest on, or to refinance, its indebtedness (including the Notes) and to make scheduled payments under its operating leases depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control.

     The Company's high level of debt and debt service requirements will have several important effects on its future operations, including the following: (i) the Company will have significant cash requirements to service debt, reducing funds available for operations and future business opportunities and increasing the Company's vulnerability to adverse general economic and industry conditions and competition; (ii) the Company's leveraged position will increase its vulnerability to competitive pressures; (iii) the financial covenants and other restrictions contained in agreements relating to the Company's indebtedness and in the Indenture will require the Company to meet certain financial tests and will restrict its ability to borrow additional funds, to dispose of assets or to pay cash dividends on, or repurchase, preferred or common stock and may adversely affect the Company's ability to respond to competitive pressures; and
(iv) funds available for working capital, capital expenditures, acquisitions and general corporate purposes will be limited. Any default under the documents governing indebtedness of the Company could have a significant adverse effect on the market value of the Notes.

     Based upon the current level of operations, the Company believes that its cash flow from operations, together with borrowings under the Senior Credit Facility and its other sources of liquidity, will be adequate to meet its anticipated requirements for working capital, capital expenditures, lease payments, interest payments and scheduled principal payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt and make necessary capital or other expenditures, or if its future cash flows are insufficient to amortize all required principal payments out of internally generated funds, the Company may be required to refinance all or a portion of its existing debt, sell assets or obtain additional financing. There can be no assurance that any such refinancing or asset sales would be possible or that any additional financing could be obtained.

RANKING OF THE NOTES; SUBSIDIARY INTERNATIONAL OPERATIONS

     The payment of principal, premium, if any, and interest on, and any other amounts owing in respect of, the New Notes, like the Existing Notes, will be subordinated to the prior payment in full of all existing and future Senior Debt, including indebtedness under the Senior Credit Facility. As of September 30, 1996, on a pro forma basis after giving effect to the Transactions, the Company would not have had any Senior Debt outstanding, exclusive of unused commitments of $20.0 million which may be borrowed by the Company under the Senior Credit Facility. In the event of the bankruptcy, liquidation, dissolution, reorganization or other winding up of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes. In addition, under certain circumstances, the Company may not pay principal of, premium, if any, or interest on, or any other amounts owing in respect of, the Notes, or purchase, redeem or otherwise retire the Notes, if a payment default or a non-payment default exists with respect to certain Senior Debt and, in the case of a non-payment default, a payment blockage notice has been received by the Trustee (as defined). See "Description of the Notes -- Subordination."

     Although the Company's U.S. operations are owned directly, its foreign operations are conducted through subsidiaries. Such subsidiaries have not guaranteed or otherwise become obligated with respect to the Notes. The Notes will therefore be effectively subordinated to all existing and future liabilities, including indebtedness, of the Company's subsidiaries. As of September 30, 1996, on a pro forma basis after giving effect to the Transactions, the Company's subsidiaries would have had indebtedness of approximately $5.5 million (excluding China joint venture indebtedness of approximately $3.8 million, which is non-recourse to the Company, and excluding unused commitments of $5.0 million) and other liabilities of approximately $7.9 million reflected on the Company's consolidated balance sheet. Claims of creditors of the Company's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Notes. See "Description of the Notes -- Subordination."

RESTRICTIVE LOAN COVENANTS

     The Indenture contains, and other debt instruments of the Company may in the future contain, a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with subsidiaries and affiliates, and otherwise restrict certain corporate activities.

     The Company's ability to comply with the covenants contained in the Indenture and other debt instruments of the Company may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could result in a default under the Indenture and/or such other debt instruments, which would permit the holders of the Notes or such lenders, as the case may be, to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the senior lenders to make further extensions of credit under such other debt instruments could be terminated. If the Company were unable to repay its indebtedness to its senior lenders, such lenders could proceed against the collateral securing such indebtedness, which collateral consists of accounts receivable and inventory of the Company.

DEPENDENCE ON KEY INDIVIDUALS

     The success of the Company is largely dependent on the experience and knowledge of a few key executive officers. The loss of the services of one or more of these individuals and the Company's inability to attract and retain other key members of the Company's management could have a material adverse effect upon the Company.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company operates manufacturing, sales and service facilities in eight foreign countries and sells its products in more than 75 foreign countries, which accounted for approximately 41% of the

Company's 1995 net sales (including approximately 11% of 1995 net sales in Canada). As a result, the Company is subject to risks associated with operating in foreign countries, including fluctuations in currency exchange rates, imposition of limitations on conversion of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, hyperinflation in certain foreign countries and imposition or increase of investment and other restrictions by foreign governments. Fluctuations in currency exchange rates have had an impact on the Company's operations in the past, and historically the Company has not hedged its foreign currency risks. No assurance can be given that the risks associated with operating in foreign countries will not have a material adverse effect on the Company in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

DEPENDENCE ON TOOL STEEL

     The principal raw material used by the Company is tool steel. Although the Company maintains inventories of tool steel in excess of normal business practice, any major disruption in the supply of tool steel could have a material adverse effect on the Company's business and financial condition.

     The steel industry is highly cyclical in nature and steel prices are influenced by numerous factors beyond the control of the Company, including general economic conditions, labor costs, molybdenum and chrome costs, competition, import duties, tariffs and currency exchange rates. This volatility can significantly affect the Company's raw material costs. Competitive conditions determine how much of steel price increases can be passed on to the Company's customers. In 1995, the Company's ability to pass steel price increases on to its customers on a timely basis was limited. If the Company is unable to pass some or all of future steel price increases to its customers, the Company could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Raw Materials".

COMPETITION

     The industrial knife and saw market is highly fragmented with numerous participants. Although there is no one company which competes with the Company in all four of the market sectors which the Company serves and there is no one company which is dominant in any of such market sectors, there can be no assurance that the Company's products will be able to compete successfully with those of its competitors. See "Business -- Competition."

FRAUDULENT CONVEYANCE CONSIDERATIONS

     A portion of the proceeds from the sale of the Existing Notes was used by the Company to pay a dividend to IKS Holdings to finance, in part, the cash portion of the Recapitalization Distribution. See "The Transactions." If a court in a lawsuit on behalf of any unpaid creditor of the Company or a representative of the Company's creditors were to find that, at the time the Company issued the Existing Notes, the Company (x) intended to hinder, delay or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (y) did not receive fair consideration in good faith or reasonably equivalent value for issuing the Existing Notes and the Company (i) was insolvent, (ii) was rendered insolvent by reason of the incurrence of indebtedness represented by the Existing Notes or such dividend, (iii) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business, or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could void the Notes and void such transactions. Alternatively, in such event, claims of the holders of Notes could be subordinated to claims of other creditors of the Company. The Company may be viewed as having been insolvent at the time of or as a result of the Transactions if the fair value of its assets did not exceed its probable liabilities at the time of, or following, the Transactions.

     Based upon financial and other information available to it, management of the Company believes that the Existing Notes were incurred for proper purposes and in good faith. The Company believes that it (i) was solvent immediately prior to and following the issuance of the Existing Notes and the consummation of the other Transactions because the Company believes that the fair value of the Company's assets exceeded its probable liabilities, (ii) had sufficient capital for carrying on its business, and (iii) was able to pay its debts as they matured. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." There can be no assurance, however, that a court would concur with such beliefs and positions.

     In rendering their opinions in connection with the offer and sale of the Existing Notes, counsel for the Company and counsel for the Initial Purchasers did not express any opinion as to the applicability of Federal or state fraudulent conveyance laws.


GOVERNMENT REGULATION



     As with most industrial companies, the Company's facilities and operations are required to comply with and are subject to a wide variety of federal, state, local and foreign environmental and worker health and safety laws, regulations and ordinances, including those related to air emissions, wastewater discharges and chemical and hazardous waste management and disposal ("Environmental Laws"). Certain of these Environmental Laws hold owners or operators of land or businesses liable for their own and for previous owners' or operators' releases of hazardous or toxic substances, materials or wastes, pollutants or contaminants, including petroleum and petroleum products. Compliance with Environmental Laws also may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. The nature of the Company's operations, the long history of industrial uses at some of its current or former facilities, and the operations of predecessor owners or operators of certain of the businesses expose the Company to risk of liabilities or claims with respect to environmental and worker health and safety matters. There can be no assurance that material costs or liabilities will not be incurred in connection with such liabilities or claims.



     Future events, such as changes in existing laws and regulations or their interpretation, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's business, financial condition or results of operations. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company that may be material. See
"Business -- Environmental and Regulatory Matters."


OWNERSHIP OF IKS HOLDINGS AND THE COMPANY

     CVC, Arndt Klingelnberg, Diether Klingelnberg and the Management Investors own all of the outstanding voting stock of IKS Holdings, which owns 100% of the outstanding capital stock of the Company. By virtue of such stock ownership, such persons have the power to direct the affairs of the Company and are able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of the Company's directors and amendment of the Company's Certificate of Incorporation. See "The Transactions" and "Stock Ownership."

PURCHASE OF NOTES UPON A CHANGE OF CONTROL

     Upon a Change of Control, the Company is required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The source of funds for any such repurchase will be the Company's available cash or cash generated from operating or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling person. A Change of Control will likely trigger an event of default under other debt instruments of the Company which would permit the acceleration of the debt under such debt instruments. Such debt instruments may prohibit the repurchase of the Notes by the Company in the event of a Change of Control, unless and until such time as the indebtedness under such debt instruments is repaid in full. There can be no assurance that sufficient funds will be available at the time of any Change of Control to repay indebtedness under such debt instruments and to make any required repurchases of Notes tendered. See "Description of the Notes -- Change of Control."


ABSENCE OF A PUBLIC MARKET

     The Existing Notes currently are eligible for trading in the PORTAL Market. The New Notes are new securities for which there is currently no established market. The Company does not intend to list the New Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes but that they are not obligated to do so and any such market making may be discontinued at any time. There can be no assurance as to the development of any market or the liquidity of any market that may develop for the New Notes. If an active public market does not develop, the market, price and liquidity of the New Notes may be adversely affected. Future trading prices of the New Notes will depend on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of the Company. Holders of the New Notes should be aware that they may be required to bear the financial risks of their investment for an indefinite period of time. See "Description of the Notes."

                                THE TRANSACTIONS

     The Existing Notes were issued on November 6, 1996 concurrently with the consummation of the Recapitalization of IKS Holdings. Prior to the Recapitalization, all of the issued and outstanding capital stock of IKS Holdings was held by members of the Klingelnberg family and the Company's issued and outstanding capital stock was held approximately 97% by IKS Holdings and approximately 3% by the Existing Management Investors.

     The Recapitalization was effected pursuant to an Agreement and Plan of Recapitalization dated September 17, 1996 (the "Recapitalization Agreement") among IKS Holdings, the stockholders of IKS Holdings, the Existing Management Investors and CVC, and involved the following transactions: (i) the Existing Management Investors exchanged their holdings of capital stock issued by the Company for capital stock of IKS Holdings, and the Company became a wholly owned subsidiary of IKS Holdings; (ii) IKS Holdings amended its charter to change its corporate name to "IKS Corporation" and to authorize three classes of capital stock, consisting of Holdings Preferred Stock, Holdings Class A Stock and Holdings Class B Stock; (iii) the issued and outstanding capital stock of IKS Holdings was exchanged for the Recapitalization Distribution which, subject to adjustment as described below, consisted of (a) approximately $86.6 million in cash and (b) Holdings Debentures, Holdings Preferred Stock and Holdings Class A Stock with an aggregate value of approximately $9.4 million issued to Arndt Klingelnberg, Diether Klingelnberg and John E. Halloran (the "Rollover Investment"); (iv) John E. Halloran, Thomas Meyer and the New Management Investors purchased Holdings Debentures, Holdings Preferred Stock and Holdings Class A Stock from IKS Holdings for approximately $1.3 million in cash; and (v) CVC purchased Holdings Debentures, Holdings Preferred Stock and Holdings Common Stock from IKS Holdings for $14.3 million in cash. The aggregate investment of $15.6 million made in IKS Holdings by John E. Halloran, Thomas Meyer, the New Management Investors and CVC in connection with the Recapitalization is referred to herein as the "Recapitalization Investment."


     The gross proceeds to the Company from the sale of the Existing Notes, together with the Recapitalization Investment, were used to (i) finance the cash portion of the Recapitalization Distribution (approximately $86.6 million), (ii) repay approximately $11.4 million of outstanding indebtedness and (iii) pay approximately $5.0 million of fees and expenses related to the Transactions.



     As a result of the Recapitalization, the Holdings Debentures, Holdings Preferred Stock and Holdings Common Stock is held as follows: (i) CVC holds approximately $2.8 million of the Holdings Debentures, 91.0% of the Holdings Preferred Stock, 49.0% of the Holdings Class A Stock and 100% of the Holdings Class B Stock; (ii) Arndt and Diether Klingelnberg hold an aggregate of approximately $8.2 million of the Holdings Debentures and 40.4% of the Holdings Class A Stock; and (iii) John E. Halloran, Thomas Meyer and the other Management Investors hold an aggregate of approximately $1.1 million of the Holdings Debentures, 9.0% of the Holdings Preferred Stock and 10.6% of the Holdings Class A Stock. No stock options had been granted by the Company or IKS Holdings prior to the consummation of the Transactions. Certain members of management of the Company are expected to participate in an Employee Stock Purchase Plan pursuant to which management will be offered the opportunity to acquire Holdings Class A Stock which would equal in the aggregate up to an additional 10.0% of the Holdings Class A Stock outstanding. See "Stock Ownership" and "Description of Certain Indebtedness -- Holdings Debentures."


     In connection with the Recapitalization, the Company entered into the Senior Credit Facility and a German subsidiary of the Company entered into the New German Credit Facility. For information regarding the Senior Credit Facility and the indebtedness of such subsidiary, see "Description of Certain Indebtedness -- Senior Credit Facility" and "-- Subsidiary Indebtedness."

     The Recapitalization Agreement provides that the aggregate value of the Recapitalization Distribution was to equal $110.0 million less the Consolidated Net Debt (as defined in the Recapitalization Agreement) of IKS Holdings. Based on an estimate that IKS Holdings had approximately $14.0 million of Consolidated Net Debt immediately prior to the Recapitalization, the Recapitalization Distribution consisted of an aggregate of approximately $86.6 million in cash, $8.6 million of Holdings Debentures, Holdings Preferred Stock having a value of approximately $441,000 and Holdings Class A Stock having a value of approximately $377,000. In the event that IKS Holdings' actual Consolidated Net Debt as of the opening of business on the closing date of the Recapitalization is determined to be less than or greater than $14.0 million, the Recapitalization Distribution will be adjusted upwards or downwards, as appropriate, on a dollar-for-dollar basis. A portion of the Recapitalization Distribution consisting of approximately $4.9 million in cash and securities with an aggregate value of approximately $52,000 consisting of Holdings Preferred Stock and Holdings Class A Stock was deposited in escrow to secure the payment of any amounts which may be owed to IKS Holdings as a result of any post-closing adjustment to the Recapitalization Distribution as well as certain indemnification obligations under the Recapitalization Agreement.


                                USE OF PROCEEDS


     The Company will not receive any proceeds from the Exchange Offer. The gross proceeds to the Company from the sale of the Existing Notes, together with the Recapitalization Investment, were used to finance the cash portion of the Recapitalization Distribution, repay certain indebtedness of the Company and pay certain fees and expenses related to the Transactions.



     The following table illustrates the sources and uses of funds utilized to consummate the Transactions. In connection with the Recapitalization, Arndt Klingelnberg, Diether Klingelnberg and John E. Halloran elected to receive Holdings Debentures, Holdings Preferred Stock and Holdings Class A Stock valued at approximately $9.4 million as part of the Recapitalization Distribution. Therefore, the following table includes such Rollover Investment as both a source and a use.



                                                                              AMOUNT
                                                                            ----------
                                                                            (DOLLARS
                                                                               IN
                                                                            THOUSANDS)
        SOURCES OF FUNDS:
             11 3/8% Senior Subordinated Notes due 2006..................   $  90,000
             Recapitalization Investment by CVC(1).......................      14,300
             Rollover Investment by the Klingelnbergs(2).................       8,500
             Recapitalization Investment by Management(1)................       1,300
             Rollover Investment by Management(2)........................         900
                                                                            ---------
                       Total Sources.....................................   $ 115,000
                                                                            =========
        USES OF FUNDS:
             Cash portion of Recapitalization Distribution(3)............   $  86,600
             Repayment of certain indebtedness(4)........................      11,400
             Rollover Investment(2)......................................       9,400
             Transaction fees and expenses...............................       5,000
             Working capital.............................................       2,600
                                                                            ---------
                       Total Uses........................................   $ 115,000
                                                                            =========


---------------


(1) The Recapitalization Investment consisted of Holdings Debentures, Holdings Preferred Stock and Holdings Common Stock having an aggregate value of $15.6 million issued by IKS Holdings in connection with the Recapitalization, See "The Transactions," "Stock Ownership" and "Description of Certain Indebtedness -- Holdings Debentures."



(2) The Rollover Investment consisted of Holdings Debentures, Holdings Preferred Stock and Holdings Class A Stock having an aggregate value of $9.4 million issued by IKS Holdings to Arndt Klingelnberg, Diether Klingelnberg and John
    E. Halloran as part of the Recapitalization



                                         (footnotes continued on following page)

    Distribution. See "The Transactions," "Stock Ownership" and "Description of Certain Indebtedness -- Holdings Debentures."



(3) Approximately $11.0 million was distributed as repayment of indebtedness owed to IKS Holdings and the balance was distributed in the form of a dividend.



(4) The indebtedness repaid consisted of a term loan which was to mature on July 17, 1997 and which bore interest at 6.9% and certain notes payable with maturities through 2003 bearing interest at rates of 3.0% to 7.75%. Following the repayment of such indebtedness, the Company had approximately $5.5 million of indebtedness outstanding (excluding China joint venture indebtedness of approximately $3.6 million, which is non-recourse to the Company).

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at September 30, 1996 after giving effect to the Transactions. This table should be read in conjunction with the Company's historical consolidated financial statements and "Unaudited Pro Forma Financial Information," and the respective notes thereto, included elsewhere in this Prospectus.

                                                                  AT SEPTEMBER 30, 1996
                                                                  ----------------------
                                                                                  PRO
                                                                  ACTUAL         FORMA
                                                                  -------       --------
                                                                  (DOLLARS IN THOUSANDS)
    Long-term debt (including current portion)(1):
      Term loan.................................................  $ 5,000       $     --
      Notes payable(2)..........................................   12,803          5,492
      New German Credit Facility(3).............................       --             --
      Senior Credit Facility(4).................................       --             --
      11 3/8% Senior Subordinated Notes due 2006................       --         90,000
                                                                  -------       --------
              Total long-term debt..............................   17,803         95,492
    Minority interest...........................................    2,178          2,178
    Total stockholders' equity..................................   41,792        (19,234)
                                                                  -------       --------
    Total capitalization........................................  $61,773       $ 78,436
                                                                  =======       ========

---------------
(1) For purposes of this presentation, debt excludes China joint venture indebtedness of $3,801 which is non-recourse to the Company.

(2) Notes payable under the existing credit facilities in Deutsche Marks with maturities through 2003 and bearing interest at rates of 3.0% to 7.75%.

(3) Borrowings of up to $5.0 million under the New German Credit Facility are available to the Company's German subsidiary for working capital and general corporate purposes at alternative rates, at the option of the Company's German subsidiary, including Euro-LIBOR plus 0.5% (currently approximately 3.6%). The Company did not draw upon the New German Credit Facility in connection with the Transactions. See "Description of Certain
    Indebtedness -- Subsidiary Indebtedness."

(4) Borrowings of up to $20.0 million under the Senior Credit Facility are available to the Company for working capital and general corporate purposes at LIBOR plus 1.25% (currently approximately 6.7%). The Company did not draw upon the Senior Credit Facility in connection with the Transactions. See "Description of Certain Indebtedness -- Senior Credit Facility."

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial information (the "Unaudited Pro Forma Financial Information") has been derived by the application of pro forma adjustments to the Company's consolidated historical financial statements included elsewhere herein. The Unaudited Pro Forma Financial Information gives effect to the Transactions as if such events and transactions had occurred on September 30, 1996 for purposes of the unaudited pro forma consolidated balance sheet and gives effect to the Transactions and the Realty Acquisition as if such events and transactions had occurred on January 1, 1995 for purposes of the unaudited pro forma consolidated statements of operations. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable. The Unaudited Pro Forma Financial Information is presented for informational purposes only and does not purport to represent what the Company's financial position or results of operations would actually have been if the aforementioned events or transactions had occurred on the dates specified or to project the Company's financial position or results of operations at any future date or for any future periods. The Unaudited Pro Forma Financial Information should be read in conjunction with the Company's consolidated historical financial statements, and the notes thereto, included elsewhere herein.

     The pro forma adjustments were applied to the respective historical financial statements to reflect and account for the Recapitalization as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities have not been affected by the Recapitalization.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET


                                                                                          AS OF SEPTEMBER 30, 1996
                                                                                 ------------------------------------------
                                                                                 HISTORICAL      PRO FORMA        PRO FORMA
                                                                                    IKS         ADJUSTMENTS          IKS
                                                                                 ----------     -----------       ---------
                                                                                               (IN THOUSANDS)
ASSETS
Cash and cash equivalents......................................................   $  6,544       $     521(a)     $  7,065
Accounts receivable, net.......................................................     20,647              --          20,647
Other receivables..............................................................        906              --             906
Inventories....................................................................     30,554              --          30,554
Prepaid expenses, deferred taxes and sundry....................................      1,854             500(b)        2,354
                                                                                   -------         -------        --------
    Total current assets.......................................................     60,505           1,021          61,526
Other assets...................................................................      4,008           4,500(b)        8,508
Property, plant and equipment
  Cost.........................................................................     54,467              --          54,467
  Less accumulated depreciation and amortization...............................     25,569              --          25,569
                                                                                   -------         -------        --------
Property, plant and equipment, net.............................................     28,898              --          28,898
                                                                                   -------         -------        --------
         Total assets..........................................................   $ 93,411       $   5,521        $ 98,932
                                                                                   =======         =======        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable..................................................................   $  8,935          (7,311)(c)    $  1,624
Current portion of long-term debt..............................................      5,588          (5,000)(c)         588
Accounts and drafts payable....................................................      6,552              --           6,552
Accrued and sundry liabilities.................................................      6,474              --           6,474
Due to parent..................................................................     11,142         (11,142)(d)          --
                                                                                   -------         -------        --------
    Total current liabilities..................................................     38,691         (23,453)         15,238
Long-term debt, less current portion...........................................      3,280          90,000(e)       93,280
Joint venture indebtedness.....................................................      3,801              --           3,801
Deferred taxes.................................................................      1,842              --           1,842
Other liabilities..............................................................      1,827              --           1,827
Minority interest..............................................................      2,178              --           2,178
                                                                                   -------         -------        --------
    Total liabilities..........................................................     51,619          66,547         118,166
Shareholders' equity...........................................................     41,792         (61,026)(f)     (19,234)
                                                                                   -------         -------        --------
         Total liabilities and shareholders' equity............................   $ 93,411       $   5,521        $ 98,932
                                                                                   =======         =======        ========


---------------


(a)    Adjustments to cash include:
       (i)     Adjustment to record the issuance of the Notes...............................................    $ 90,000
       (ii)    Adjustment to record the cash distributed to the parent company in connection with the
               Recapitalization ............................................................................     (61,026)
       (iii)   Adjustment to record the payment of "Due to parent" using proceeds from the issuance
               of the Notes.................................................................................     (11,142)
       (iv)    Adjustment to record the retirement of debt using proceeds from the issuance of the Notes....     (12,311)
       (v)     Transaction fees and expenses, including underwriter discounts...............................      (5,000)
                                                                                                                --------
                                                                                                                $    521
                                                                                                                ========
(b)    Adjustment to record debt issuance costs related to the Notes.
(c)    Adjustment to record the retirement of the current portion of long-term debt using proceeds from the issuance of the Notes.
(d)    Adjustment to record the repayment of indebtedness owed to IKS Holdings in connection with the Recapitalization.
(e)    Adjustments to long-term debt to record the issuance of the Notes.
(f)    Adjustment to record the cash distributed to IKS Holdings in connection with the Recapitalization.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995

                                                         HISTORICAL      PRO FORMA      PRO FORMA
                                                            IKS         ADJUSTMENTS        IKS
                                                         ----------     -----------     ---------
                                                                      (IN THOUSANDS)
Net sales..............................................   $ 107,030       $--           $ 107,030
Cost of sales..........................................      76,057          (197)(a)      75,860
                                                           --------       -------        --------
  Gross profit.........................................      30,973           197          31,170
Selling, general and administrative expenses...........      20,363          (541)(b)      19,822
Other..................................................         589            --             589
                                                           --------       -------        --------
Operating income.......................................      10,021           738          10,759
Other expenses (income):
  Interest income......................................        (411)           23(c)         (388)
  Interest expense.....................................       1,827         9,119(d)       10,946
  Sundry, net..........................................        (249)           46(e)         (203)
  Minority interest....................................      --            --              --
                                                           --------       -------        --------
                                                              1,167         9,188          10,355
Income before income taxes.............................       8,854        (8,450)            404
Provision (benefit) for income taxes...................       3,606        (3,127)(f)         479
                                                           --------       -------        --------
Net income (loss)......................................   $   5,248       $(5,323)      $     (75)
                                                           ========       =======        ========

    See accompanying Notes to Unaudited Pro Forma Consolidated Statement of
                                  Operations.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                   NINE MONTH PERIOD ENDED SEPTEMBER 30, 1995

                                                       HISTORICAL       PRO FORMA          PRO FORMA
                                                          IKS          ADJUSTMENTS            IKS
                                                       ----------     --------------       ---------
                                                                      (IN THOUSANDS)
Net sales............................................   $  79,238        $     --           $79,238
Cost of sales........................................      56,047            (141)(a)        55,906
                                                          -------         -------           -------
  Gross profit.......................................      23,191             141            23,332
Selling, general and administrative expenses.........      16,411            (412)(b)        15,999
Other................................................          72              --                72
                                                          -------         -------           -------
Operating income.....................................       6,708             553             7,261
Other expense (income):
  Interest income....................................        (219)             17(c)           (202)
  Interest expense...................................       1,378           6,950(d)          8,328
  Sundry, net........................................        (543)             34(e)           (509)
  Minority interest..................................          --              --                --
                                                          -------         -------           -------
                                                              616           7,001             7,617
Income before income taxes...........................       6,092          (6,448)             (356)
Provision (benefit) for income taxes.................       2,615          (2,386)(f)           229
                                                          -------         -------           -------
Net income (loss)....................................   $   3,477        $ (4,062)          $  (585)
                                                          =======         =======           =======

                   NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996

                                                       HISTORICAL       PRO FORMA          PRO FORMA
                                                          IKS          ADJUSTMENTS            IKS
                                                       ----------     --------------       ---------
                                                                      (IN THOUSANDS)
Net sales............................................   $  89,256        $     --           $89,256
Cost of sales........................................      62,748            (105)(a)        62,643
                                                          -------         -------           -------
  Gross profit.......................................      26,508             105            26,613
Selling, general and administrative expenses.........      17,607            (202)(b)        17,405
Other................................................          --              --                --
                                                          -------         -------           -------
Operating income.....................................       8,901             307             9,208
Other expense (income):
  Interest income....................................        (242)             17(c)           (225)
  Interest expense...................................       1,907           6,702(d)          8,609
  Sundry, net........................................         225              23(e)            248
  Minority interest..................................        (191)             --              (191)
                                                          -------         -------           -------
                                                            1,699           6,742             8,441
Income before income taxes...........................       7,202          (6,435)              767
Provision (benefit) for income taxes.................       2,350          (2,008) (f)          342
                                                          -------         -------           -------
Net income (loss)....................................   $   4,852        $ (4,427)          $   425
                                                          =======         =======           =======

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                                                            NINE MONTH PERIOD
                                                                           ENDED SEPTEMBER 30,
                                                       YEAR ENDED         ----------------------
                                                    DECEMBER 31, 1995      1995           1996
                                                    -----------------     ------         -------
                                                    (IN THOUSANDS)
(a) Adjustments to cost of sales include:
      (i) Elimination of executive salaries and
          expenses not replaced...................       $    36          $   27         $    27
      (ii) Elimination of interest and
           amortization in connection with the
           Realty Acquisition.....................           161             114              78
                                                            ----            ----            ----
                                                         $   197          $  141         $   105
                                                            ====            ====            ====
(b) Adjustments to selling, general, and
    administrative expenses include:
      (i) Elimination of executive salaries and
          expenses not replaced...................       $   501          $  384         $   183
      (ii) Elimination of amortization in
           connection with the Realty
           Acquisition............................            40              28              19
                                                            ----            ----            ----
                                                         $   541          $  412         $   202
                                                            ====            ====            ====

(c) Adjustment to reduce interest income for the year on cash used as consideration for the Realty Acquisition and to reflect interest income on cash balances.

(d) Adjustments to interest expense include:

                                                                            NINE MONTH PERIOD
                                                                           ENDED SEPTEMBER 30,
                                                       YEAR ENDED         ----------------------
                                                    DECEMBER 31, 1995      1995           1996
                                                    -----------------     ------         -------
                                                    (IN THOUSANDS)
      (i) Interest expense on the Notes at
          11 3/8%.................................       $10,238          $7,678         $ 7,678
      (ii) Estimated amortization of debt issuance
           costs of the Notes.....................           500             375             375
     (iii) Estimated reduction of interest expense
           on debt retired with proceeds from
           issuance of the Notes..................        (1,168)           (787)         (1,166)
     (iv) Elimination of interest in connection
          with the Realty Acquisition.............          (451)           (316)           (185)
                                                    -----------------     ------         -------
                                                         $ 9,119          $6,950         $ 6,702
                                                    ===============       ======         ========

(e) Adjustment to eliminate amortization in connection with the Realty Acquisition.

(f) Adjustment to decrease the provision for income taxes as a result of the above adjustments (a) through (e) at an effective U.S. income tax rate of 37.0% for the year ended December 31, 1995 and for the nine month period ended September 30, 1995, and 31.2% for the nine month period ended September 30, 1996.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table contains selected historical financial data of the Company as of and for each of the five years in the period ended December 31, 1995 and as of and for the nine month periods ended September 30, 1995 and 1996 and selected pro forma financial data of the Company for the year ended December 31, 1995 and for the nine month periods ended September 30, 1995 and 1996. The selected historical financial data as of and for each of the two years in the period ended December 31, 1992 were derived from the audited consolidated financial statements of the Company. The selected historical financial data as of and for each of the three years in the period ended December 31, 1995 were derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected historical financial data as of September 30, 1995 and 1996 and for the nine month periods ended September 30, 1995 and 1996 were derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, such unaudited consolidated financial statements include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The selected pro forma financial data for the year ended December 31, 1995, the nine month period ended September 30, 1995 and the nine month period ended September 30, 1996 were derived from the "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this Prospectus. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Consolidated Financial Information" and the Company's historical consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA



                                          YEAR ENDED DECEMBER 31,                     NINE MONTH PERIOD ENDED SEPTEMBER 30,
                        -----------------------------------------------------------   -------------------------------------
                                                                             PRO                            PRO       PRO
                                                                            FORMA                          FORMA     FORMA
                         1991      1992      1993      1994       1995       1995      1995      1996      1995      1996
                        -------   -------   -------   -------   --------   --------   -------   -------   -------   -------
                                                                (DOLLARS IN THOUSANDS)
OPERATING DATA:
Net sales.............. $78,318   $81,973   $84,964   $92,447   $107,030   $107,030   $79,238   $89,256   $79,238   $89,256
Cost of sales..........  55,955    57,554    60,391    62,273     76,057     75,860    56,047    62,748    55,906    62,643
                        -------   -------   -------   -------   --------   --------   -------   -------   -------   -------
  Gross profit.........  22,363    24,419    24,573    30,174     30,973     31,170    23,191    26,508    23,332    26,613
Selling, general and
  administrative
  expenses.............  16,409    17,835    17,005    18,490     20,363     19,822    16,411    17,607    15,999    17,405
Other..................      --        --       342       571        589        589        72        --        72        --
                        -------   -------   -------   -------   --------   --------   -------   -------   -------   -------
  Operating income.....   5,954     6,584     7,226    11,113     10,021     10,759     6,708     8,901     7,261     9,208
Interest expense,
  net..................   1,790     1,852     1,904     1,727      1,416     10,558     1,159     1,665     8,126     8,384
Other expense (income),
  net..................     (89)   (1,887)      177       541       (249)      (203)     (543)       34      (509)       57
                        -------   -------   -------   -------   --------   --------   -------   -------   -------   -------
Income (loss) before
  income taxes.........   4,253     6,619     5,145     8,845      8,854        404     6,092     7,202      (356)      767
Provision for income
  taxes................   1,459     2,445     1,951     3,663      3,606        479     2,615     2,350       229       342
                        -------   -------   -------   -------   --------   --------   -------   -------   -------   -------
Net income (loss)...... $ 2,794   $ 4,174   $ 3,194   $ 5,182   $  5,248   $    (75)  $ 3,477   $ 4,852   $  (585)  $   425
                        =======   =======   =======   =======   ========   ========   =======   =======   =======   =======
OTHER DATA:
EBITDA(1).............. $ 9,523   $10,030   $ 9,735   $13,920   $ 14,222   $ 14,759   $ 9,872   $12,573   $10,283   $12,783
Depreciation and
  amortization(2)......   3,346     3,297     2,813     3,359      3,570      3,369     2,445     3,007     2,303     2,910
Capital
  expenditures(3)......   3,143     2,943     9,112     3,383      4,663      4,663     2,781     7,312     2,781     7,312
Gross margin...........   28.6%     29.8%     28.9%     32.6%      28.9%      29.1%     29.3%     29.7%     29.4%     29.8%
EBITDA margin..........   12.2%     12.2%     11.5%     15.1%      13.3%      13.8%     12.5%     14.1%     13.0%     14.3%
Ratio of EBITDA
  to interest
  expense(4)...........     4.9x      5.0x      4.5x      7.3x       7.8x       1.3x      7.2x      6.6x      1.2x      1.5x
Ratio of net debt to
  EBITDA (5)...........     1.5x      1.3x      1.9x      0.8x       0.9x       6.1x      1.0x      0.7x      6.6x      5.2x
Ratio of earnings to
  fixed charges(6).....     3.1x      4.1x      3.3x      5.5x       5.6x       1.1x      5.2x      4.5x      1.0x      1.1x
EBITDA including
  LIFO charges and
  credits.............. $ 9,300   $ 9,881   $10,039   $14,472   $ 13,591   $ 14,128   $ 9,153   $11,908   $ 9,564   $12,118




                                                                    AT DECEMBER 31,                    AT SEPTEMBER 30,
                                                    -----------------------------------------------   -----------------
                                                     1991      1992      1993      1994      1995      1995      1996
                                                    -------   -------   -------   -------   -------   -------   -------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...................................  $ 8,976   $19,215   $16,268   $30,687   $32,564   $32,749   $19,827
Total assets......................................   58,311    64,583    71,194    72,641    85,697    83,002    93,411
Debt(7)...........................................   16,881    16,025    19,474    17,055    23,716    22,328    17,803
Shareholders' equity..............................   21,873    25,103    28,062    34,734    38,029    37,517    41,792


                                                   (footnotes on following page)

---------------


(1) EBITDA is defined as operating income plus depreciation and amortization adjusted to exclude LIFO charges (credits) of $223, $149, ($304), ($552), and $631 for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, respectively, and $719 and $665 for the nine month periods ended September 30, 1995 and 1996, respectively. EBITDA has not been adjusted to exclude other unusual and one time expenses incurred by the Company, as follows:



                                                                YEAR ENDED                NINE MONTH PERIOD
                                                               DECEMBER 31,              ENDED SEPTEMBER 30,
                                                        --------------------------       -------------------
                                                        1993       1994       1995         1995         1996
                                                        ----       ----       ----       --------       ----
        Asia start-up costs.........................    $ --       $225       $419         $ 72         $ --
        European facility relocation costs..........     342        246         --           --           --
        European sales agency termination costs.....      --        100         --           --           --
        Indonesia management reorganization.........      --         --        110           --           --
        Environmental costs.........................      --         --         60           --           --
                                                        ----       ----       ----         ----         ----
                                                        $342       $571       $589         $ 72         $ --
                                                        ====       ====       ====         ====         ====


    EBITDA, adjusted to exclude these expenses, would have been $10,077, $14,491 and $14,811 for the years ended December 31, 1993, 1994 and 1995, respectively, and $9,944 and $12,573 for the nine month periods ended September 30, 1995 and 1996, respectively. EBITDA is a widely accepted financial indicator of a company's ability to service debt. However, EBITDA should not be construed as an alternative to operating income, net income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The EBITDA measure presented by the Company may not be comparable to similarly titled measures reported by other companies.


(2) Depreciation and amortization as presented will not agree to the consolidated statement of cash flows because of amortization reported below the operating income line. Pro forma depreciation and amortization consists of depreciation and amortization as described in the preceding sentence as adjusted to reflect the elimination of the related party capital leases in connection with the Realty Acquisition.

(3) 1993 includes $4,336 of capital expenditures related to the relocation of the Company's German manufacturing facilities. The nine month period ended September 30, 1996 includes $1,205 of capital expenditures related to the consolidation of the Company's west coast operations and the expansion of the Cincinnati facility, $1,801 of capital expenditures related to the expansion of the China joint venture operations, and $5,581 related to the Realty Acquisition.

(4) For purposes of the computation of the pro forma 1995 and 1996 information, amortization of debt issuance costs of $500 for the year ended December 31, 1995 and $375 for the nine months ended September 30, 1995 and 1996 have been excluded from interest expense. In addition, for the nine month period ended September 30, 1996, the effects of the China joint ventures have been excluded from the computation.

(5) For purposes of the computation, net debt is equal to notes payable plus total long-term debt (including current portion but excluding China joint venture indebtedness of $3,801 as of September 30, 1996 which is non-recourse to the Company and excluding capital lease obligations) less cash and cash equivalents, and EBITDA for all interim periods presented has been annualized.

(6) For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing (i) earnings before income taxes and fixed charges by (ii) fixed charges. Fixed charges are equal to interest expense plus one-third of rental expense (the portion deemed representative of the interest factor).

(7) Debt includes notes payable and current portion of long-term debt and excludes capital lease obligations. For purposes of this presentation, China joint venture indebtedness of $3,801 which is non-recourse to the Company is excluded at September 30, 1996.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes and the other financial information included in this Prospectus.

GENERAL

     The Company is a global leader in the manufacturing, servicing and marketing of industrial and commercial machine knives and saws. Together with its predecessor, the Company has been manufacturing knives and saws for nearly 100 years, beginning in Europe and expanding its presence to the United States in the 1960s. The Company operates on an international basis with facilities in North America, Europe, Asia and Latin America and products sold in over 75 countries. The Company offers a broad range of products, used for various applications in numerous markets.

     The Company's sales are principally in North America, which represented 73% of its 1995 net sales. The Company's North American operations have been profitable since its existence. Factors that have contributed to the North American profitability include its significant sales in all four market sectors supported by strong resharpening service center activities, regular introduction of new products, continued upgrading of cutting tool technology, an ability to control production costs, diversified sales network and a broad product offering.

     The Company's European operations accounted for 26% of 1995 net sales. During the first nine months of 1996, the Company's European operations generated operating income of $949,000, compared to an operating loss of $642,000 during the same period of 1995. The significant improvement was due to the Company beginning to benefit from the restructuring of its European operations to reduce operating costs and redirect its sales efforts in order to improve its competitive position. The restructuring occurred between 1993 and 1995 and included the hiring of a new European Managing Director, relocating the Company's two German manufacturing facilities to improve operating efficiencies, coordinating raw material purchases with North America, restructuring its salesforce to focus on product sectors and expanding its finished goods supplier network. The restructuring of the European operations resulted in expenses of $342,000 and $346,000 in 1993 and 1994, respectively. An increase in raw material prices in 1995 adversely affected European gross margin for that year.

     The remaining 1% of the Company's 1995 net sales are spread throughout other foreign markets worldwide. Historically, the Company had focused its sales efforts in North America and Europe, only recently establishing itself in other areas of the world and has increased sales in these other markets in the first nine months of 1996 to 6.8% of net sales. During 1994 and 1995, the Company entered into joint ventures to establish itself in emerging markets. These ventures, including the China joint ventures, incurred start-up expenses of $225,000 and $529,000 in 1994 and 1995, respectively, and the Company believes that no significant start-up expenses remain for these ventures. Its 51% owned China joint ventures began operating in December of 1995 and contributed $4.4 million to the Company's net sales for the first nine months of 1996.

     The Company's operating results are subject to fluctuations in foreign currency exchange rates as well as the currency translation of its foreign operations into U.S. dollars. The Company manufactures products in the U.S., Germany, Canada and China and exports products to more than 75 countries. The Company's foreign sales, the majority of which occur in European countries, are subject to exchange rate volatility. In addition, the Company consolidates German, Canadian and China operations and changes in exchange rates relative to the U.S. dollar have impacted financial results. As a result, a decline in the value of the dollar relative to these other currencies can have a favorable effect on the profitability of the Company and an increase in the value of the dollar relative to these other currencies can have a negative effect on the profitability of the Company. The Company has not historically hedged its foreign currency risk.

     In 1995, the entire knife industry experienced a highly unusual and unexpected increase in raw material costs, which contributed to the Company's gross margin decline from 1994 levels. This raw material price increase was due to a reduction in tool steel production as a major German steel mill closed operations and a Latin American and European supplier consolidated. Additionally, as IKS sells primarily to end-users which require prompt and timely delivery, the Company was forced to purchase expensive substitutes. Due to the sudden nature of the price increase, the Company was not able to pass along this increase to its customers on a timely basis. The Company is taking measures to prevent such a reoccurrence including negotiating a 90-day fixed price term into most of its sales contracts as opposed to the previous one-year term, increasing prices on a more regular basis and expanding the number of its steel suppliers.


     Prior to the consummation of the Transactions, the Company was a family-owned business and incurred Private Company Expenses. These Private Company Expenses included executive overlaps and premium salaries and expenses. Private Company Expenses totaled $243,000, $447,000, $537,000, $411,000 and
$210,000 during the three years ended December 31, 1993, 1994 and 1995 and the nine month periods ended September 30, 1995 and 1996, respectively. Private Company Expenses have been eliminated in connection with the consummation of the Transactions.


RESULTS OF OPERATIONS

     The following table sets forth the items in the Company's consolidated statements of income as percentages of its net sales for the periods indicated:


                                                                             NINE MONTHS
                                                                           ENDED SEPTEMBER
                                           YEAR ENDED DECEMBER 31,               30,
                                         ----------------------------     -----------------
                                          1993       1994       1995       1995       1996
                                         ------     ------     ------     ------     ------
    Net sales..........................  100.0%     100.0%     100.0%     100.0%     100.0%
    Cost of sales......................  (71.1)%    (67.4)%    (71.1)%     70.7%      70.3%
                                         -----      ---- -     ---- -     ---- -     ---- -
              Gross profit.............   28.9%      32.6%      28.9%      29.3%      29.7%
    Selling, general and administrative
      expenses.........................  (20.0)%    (20.0)%    (19.0)%    (20.8)%     19.7%
    Other..............................   (0.4)%     (0.6)%     (0.6)%     --         --
                                         -----      ---- -     ---- -     ---- -     ---- -
              Operating income.........    8.5%      12.0%       9.4%       8.5%      10.0%
    Interest expense, net..............    2.2%       1.9%       1.3%       1.5%       1.9%
    Other expense (income), net........    0.2%       0.6%      (0.2)%     (0.7)%     --
                                         -----      ---- -     ---- -     ---- -     ---- -
              Income before income
                taxes..................    6.1%       9.6%       8.3%       7.7%       8.1%
    Provision for income taxes.........   (2.3)%     (4.0)%     (3.4)%     (3.3)%     (2.7)%
                                         -----      ---- -     ---- -     ---- -     ---- -
              Net income...............    3.8%       5.6%       4.9%       4.4%       5.4%
                                         =====      =====      =====      =====      =====


NINE MONTHS ENDED SEPTEMBER 30,1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Net Sales: Net sales increased 12.6% to $89.3 million for the first nine months of 1996 from $79.2 million for the same period in 1995, as the Company experienced sales improvements in all three of its major geographical marketing areas. Net sales for North America grew 6.7% to $62.4 million during the first nine month period of 1996 from $58.5 million in the comparable 1995 period. The growth in North America is due to the addition of new products, the increase in product sales by its service centers and the acquisition of a service center in July, 1995. Net sales for Europe grew 5.2% to $20.8 million from $19.7 million primarily due to improvements in the German economy and the implementation of many of the Company's North American programs in Europe. Net sales in the Company's other foreign markets increased to $6.1 million from $1.0 million as the majority of these operations were not in operation during the first nine months of 1995. Contributing significantly were the Company's new China joint ventures, which had net sales of $4.3 million for the nine month period ended September 30, 1996.

     Gross Profit: Gross profit increased 14.3% to $26.5 million for the first nine months of 1996, up from $23.2 million for the same period of 1995. Gross margin increased slightly to 29.7% in the first nine months of 1996 compared to 29.3% for the comparable 1995 period. Gross profit in North America increased to $19.5 million from $18.5 million, although gross margin declined to 31.3% from 31.7%. The gross margin decline was a result of the increase in raw material pricing in the second half of 1995 which continued to affect the Company in the first nine months of 1996. A substantial portion of the raw material price increase has since been passed on to the Company's customers. In addition, gross margin was affected by the incurrence of costs for new products to be introduced in the second half of 1996. Gross profit in Europe increased 25.7% to $5.7 million, up from $4.5 million, and gross margin increased to 27.2% up from 22.8%. The improvement in gross margin was due to new sourcing arrangements at attractive margins.

     Selling, General and Administrative Expenses: Selling, general and administrative ("SG&A") expenses were $17.6 million for the first nine months of 1996 as compared to $16.5 million in the comparable 1995 period and decreased to 19.7% of sales from 20.8% of sales in the comparable 1995 period, primarily as a result of partially consolidating certain administrative functions and an overall increase in sales without adding additional sales expense.

     Operating Income: Operating income increased 32.7% to $8.9 million in the first nine months of 1996 from $6.7 million for the same period of 1995. Operating income as a percentage of net sales increased to 10.0% during the first half of 1996 up from 8.5% for the comparable 1995 period. Operating income in North America increased 6.7% to $8.1 million from $7.6 million. This was a result of the increase in net sales being offset by the increase in raw material costs, which have since been substantially passed on to the Company's customers, and the cost of three new product lines to be introduced in the second half of 1996. Operating income in Europe increased to $870,000 from a loss of $642,000 due to the Company beginning to benefit from the restructuring of its European operations.

     Interest Expense, net: Net interest expense increased to $1.7 million for the first nine months of 1996 from $1.2 million for the same period of 1995 due to an increase in borrowings primarily related to the Company's investment in the China joint ventures as well as the borrowings of the China joint ventures which is non-recourse to the Company. A slight rise in interest rates also contributed to the increased interest expense.

     Income Taxes: Although pre-tax income was up in the first nine months of 1996, the provision for income taxes decreased to $2.4 million down from $2.6 million for the same period of 1995. The Company's effective tax rate decreased to 32.6% for the first nine months of 1996 from 42.9% for the 1995 period. The Company's 1996 effective tax rate was favorably affected by increased profits in the Company's European operations for which no tax provision was recorded because of the availability of a net operating loss carry forward.

     Net Income: Net income increased to $4.9 million for the first nine months of 1996 from $3.5 million for the same period of 1995, as a result of the factors discussed above.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net Sales: Net sales increased 15.8% to $107.0 million in 1995 from $92.4 million in 1994. The increase is attributable to volume increases from all geographical markets served by the Company. In North America, net sales grew 8.2% to $78.5 million from $72.5 million in 1994, primarily a result of: (i) continued effects of a new North American sales strategy, implemented in 1994, organized by geographic teams, (ii) increased prices, (iii) introduction of new products, including wide band saws, (iv) and an increase in the Company's wood cutting product lines, driven by service center acquisitions in 1994 and 1995. Net sales in Europe increased 36.6% to $27.2 million in 1995 from

$19.9 million in 1994 as volume increased and US$/DM exchange rates improved, slightly offset by price discounting.

     Gross Profit: Gross profit increased to $31.0 million in 1995 from $30.2 million in 1994, although gross margin declined to 28.9% in 1995 compared to 32.6% in 1994. Gross margin in North America was 31.6% in 1995, down from 32.9% in 1994 with the decline attributable to the unexpected loss of a finished goods supplier and a significant increase in the Company's overall raw material costs. Gross margin was down significantly in Europe to 21.8% in 1995 from 31.7% in 1994. This decline was due to price discounting of certain product lines to increase market share in Europe, currency differentials negatively affecting exports from Germany, an increase in labor rates affecting a portion of the Company's German operations and the increased raw material costs discussed above.

     Selling, General and Administrative Expenses: SG&A expense as a percentage of net sales decreased to 19.0% in 1995 down from 20.0% in 1994, largely as a result of the Company's strategy of controlling SG&A expenses in a period of sales growth. SG&A expense increased to $20.4 million in 1995 from $18.5 million in 1994 primarily as a result of the sales increase.

     Other Expense: The Company incurred an increase of $304,000 in start-up costs relating to its Asian operations, primarily relating to the joint ventures in China and the opening of a sales office in Singapore. Offsetting this increase was a $346,000 decrease in expenses relating to the restructuring of the Company's European operations, including the moving of facilities within Germany and the restructuring of its sales and distribution network, which was substantially completed by the end of 1994.

     Operating Income: Operating income decreased 9.8% to $10.0 million in 1995 from $11.1 million in 1994. Operating income decreased to 9.4% of net sales in 1995 from 12.0% of net sales in 1994 largely due to a drop in the gross margin as described above. Excluding one-time start-up costs of the Company's Asian operations and the 1994 restructuring costs of its German operations, the Company's operating income would have been $10.6 million in 1995 and $11.7 million in 1994 and operating margins would have been 9.9% in 1995 and 12.6% in 1994.

     Interest Expense, net: Net interest expense decreased to $1.4 million in 1995 from $1.7 million in 1994 primarily due to higher amounts of interest bearing funds coupled with higher interest rates on those funds.

     Income Taxes: The provision for income taxes was stable at $3.6 million in 1995 and $3.7 million in 1994. The Company's effective tax rate remained relatively stable at 40.7% of income in 1995 as compared to 41.4% of income in 1994.

     Net Income: Net income remained stable at $5.2 million in 1995, as a result of the factors discussed above.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net Sales: Net sales increased 8.8% to $92.4 million in 1994 from $85.0 million in 1993. Net sales in North America grew 11.9% to $72.5 million in 1994 from $64.8 million in 1993, as a result of a service center acquisition, continued success in gaining market share of wood, plastic and metal products in North America and the addition of a large customer in Canada. Net sales in Europe declined 1.3% to $19.9 million from $20.2 million due to a sluggish European economy partially offset by price increases.

     Gross Profit: Gross profit increased 22.8% to $30.2 million in 1994 from $24.6 million in 1993. Gross margin was 32.6% in 1994 compared to 28.9% in 1993, up substantially as a result of the implementation of cost cutting efforts throughout the Company and the increased sales volume. In North America gross margin improved to 32.9% in 1994, up from 31.8% in 1993 substantially due to the Company implementing a program designed to reduce operating costs, which included improvements in manufacturing efficiency. Further improving North American gross margin were price increases in Canada. In Europe, gross margin increased to 31.7% in 1994 from 19.5% in 1993 due to increasing prices and improved product mix. In addition, 1993 European gross profit was negatively affected by significant productivity losses during the relocation of a major facility in connection with the Company's European restructuring.

     Selling, General and Administrative Expenses: SG&A expenses increased to $18.5 million in 1994 from $17.0 million in 1993, remaining stable at 20.0% of net sales. The increase in SG&A is primarily a result of a significant increase in Private Company Expenses, somewhat offset by the overall sales volume increase. In North America, SG&A expenses decreased to 18.6% of net sales in 1994 from 19.6% of net sales in 1993, as the Company controlled expenses as sales grew and consolidated administrative functions of the Canadian operations which outweighed the increase in Private Company Expenses in North America. In Europe, SG&A expenses increased to 26.3% of net sales in 1994 from 21.2% of net sales in 1993 primarily due to an increase in Private Company Expenses. Excluding Private Company Expenses in 1994, the Company's SG&A expenses were $18.0 million or 19.5% of net sales in 1994, and remained relatively stable at 19.7% of net sales in 1993.

     Other Expense: The Company incurred charges relating to the restructuring of its European operations in both 1994 and 1993 of $346,000 and $342,000, respectively. The Company also incurred start-up expenses of approximately $225,000 in 1994, primarily related to the China joint ventures and expansion in Asia.

     Operating Income: Operating income increased 53.8% to $11.1 million in 1994 from $7.2 million in 1993, and as a percentage of net sales, operating income increased to 12.0% in 1994 up from 8.5% in 1993. The improvement in operating income was primarily due to the higher sales volume and gross margin improvement in North America more than offsetting the higher Private Company Expenses, as discussed above. Excluding Private Company Expenses in 1994, the restructuring of its European operations in 1994 and 1993 and the start-up expenses in Asia in 1994, the Company's operating income would have been $12.1 million or 13.1% of net sales in 1994, up from $7.8 million or 9.2% of net sales in 1993.

     Interest Expense, net: Net interest expense decreased to $1.7 million in 1994 from $1.9 million in 1993 primarily due to reduced borrowings.

     Income Taxes: The provision for income taxes was $3.7 million in 1994 compared to $2.0 million in 1993. Income tax expense, as a percentage of income before taxes, was 41.4% in 1994 and 37.9% in 1993.

     Net Income: Net income increased 62.2% to $5.2 million in 1994 as compared to $3.2 million in 1993, as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal capital requirements are to fund working capital needs, to meet required debt payments, and to complete planned maintenance and expansion expenditures. The Company anticipates that its operating cash flow, together with available borrowings under the Senior Credit Facility and the New German Credit Facility will be sufficient to meet its working capital requirements, capital expenditure requirements and interest service requirements on its debt obligations. As of September 30, 1996, on a pro forma basis after giving effect to the Transactions, the Company's total debt and stockholders' deficit would have been $95.5 million (excluding China joint venture indebtedness of approximately $3.8 million, which is non-recourse to the Company) and $19.2 million, respectively. The Company would also have had borrowing availability of $25.0 million for working capital and capital expenditure requirements under the Senior Credit Facility and the New German Credit Facility.

     Net cash flow from operations aggregated $4.2 million for the nine month period ended September 30, 1996 as compared to $436,600 for the same period in the prior year. The increase was primarily attributable to a $1.4 million increase in net income and a $2.4 million reduction in working capital needs.

     Net cash flow from operating activities totaled $3.0 million for the year ended December 31, 1995 as compared to $6.9 million for the prior year. The decrease in operating cash flow in 1995 compared to 1994 was primarily attributable to a $4.6 million increase in working capital needs.

     The Company currently expects that its annual capital expenditures will be approximately $4.0 million to $5.0 million for the foreseeable future, including maintenance capital expenditures of approximately $2.5 million each year. However, the Company's capital expenditures will be affected by, and may be greater than currently anticipated depending upon, the size and nature of new business opportunities.

     Cash used in investing activities for the nine month period ended September 30, 1996 was $7.2 million as compared to $367,000 for the same period in the prior year. Major investment projects in the first nine months of 1996 included $5.6 million for the Realty Acquisition, $974,000 for the construction of a facility in Oregon and $231,000 for the expansion of the Kentucky facility to accommodate a heat treatment furnace. Cash used in investing activities in the year ended December 31, 1995 was $3.8 million, compared with $2.3 million in 1994 and $13.3 million in 1993. Investing activities in 1995 included the acquisition of two service centers. In 1995, cash used in investing activities was offset by a $2.3 million decrease in notes and other receivables. Major investment projects for 1993 and 1994 included $4.3 million and $283,000 relating to the acquisition and relocation of facilities in Germany as part of the Company's European restructuring.

     Cash used by financing activities for the nine month period ended September 30, 1996 was $690,000 as compared to $2.3 million cash provided for the same period in the prior year. The decrease in cash provided by financing activities primarily represents an increase of $7.9 million in amounts due to parent and affiliates, which amounts were repaid in connection with the Transactions, and a decrease in notes payable and long term debt of $10.9 million. The Company paid dividends of $1.2 million in each of the nine month periods ended September 30, 1995 and 1996.

     Cash provided by financing activities for the years ended December 31, 1995, 1994, and 1993 totalled $4.5 million, $764,000 and $4.6 million, respectively, and consisted primarily of long-term borrowings and amounts due to parent and affiliates, offset by dividends paid in 1995 of $2.4 million. The Company's ability to pay dividends is restricted under the terms of the Indenture following consummation of the Transactions.

     Concurrent with the Transactions the Company entered into the $20.0 million Senior Credit Facility and its German subsidiary entered into the $5.0 million New German Credit Facility. The Senior Credit Facility bears interest at LIBOR plus 1.25% (currently approximately 6.7%) and the New German Credit Facility bears interest at alternative rates, at the option of the Company's German subsidiary, including Euro-LIBOR plus 0.5% (currently approximately 3.6%). The Company did not draw upon these facilities in connection with the Transactions. The Notes impose, and other debt instruments of the Company may impose, various restrictions and covenants on the Company which could potentially limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING EXISTING NOTES

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Existing Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New
York City time, on                , 1997; provided, however, that if the Company
has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

     As of the date of this Prospectus, $90.0 million aggregate principal amount of the Existing Notes are outstanding. This Prospectus, together with the Letter
of Transmittal, is first being sent on or about                , 1997 to all
holders of Existing Notes known to the Company. The Company's obligation to accept Existing Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "-- Certain Conditions to the Exchange Offer" below.

     The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for any exchange of any Existing Notes, by giving notice of such extension to the holders thereof. During any such extension, all Existing Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Existing Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.


     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Existing Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "-- Certain Conditions to the Exchange Offer." The Company will give notice of any extension, amendment, non-acceptance or termination to the holders of the Existing Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of notice to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.


     Holders of Existing Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer.

PROCEDURES FOR TENDERING EXISTING NOTES

     The tender to the Company of Existing Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Existing Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to United States Trust Company of New York at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Existing Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Existing Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the

Expiration Date, or the holder must comply with the guaranteed delivery procedure described below. THE METHOD OF DELIVERY OF EXISTING NOTES, LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR EXISTING NOTES SHOULD BE SENT TO THE COMPANY.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Existing Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the Existing Notes who has not completed the box entitled "Special Issuance Instruction" or "Special Delivery Instruction" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Existing Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Existing Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by, the registered holder with the signature thereon guaranteed by an Eligible Institution.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Existing Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Existing Notes not properly tendered or to not accept any particular Existing Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Existing Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Existing Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Existing Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Existing Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

     If the Letter of Transmittal or any Existing Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.


     By tendering, each holder of Existing Notes will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the holder and any beneficial holder, that neither the holder nor any such beneficial holder has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the holder is not a broker-dealer, the holder must represent that it is not engaged in nor does it intend to engage in a distribution of the New Notes.

ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     For each Existing Note accepted for exchange, the holder of such Existing Note will receive a New Note having a principal amount equal to that of the surrendered Existing Note. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Existing Notes for exchange when, as and if the Company has given oral and written notice thereof to the Exchange Agent.

     In all cases, issuance of New Notes for Existing Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Existing Notes or a timely Book-Entry Confirmation of such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Existing Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Existing Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Existing Notes will be returned without expense to the tendering holder thereof (or, in the case of Existing Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Existing Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration of the Exchange Offer.

BOOK-ENTRY TRANSFER

     Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Existing Notes by causing the Book-Entry Transfer Facility to transfer such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Existing Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     If a registered holder of the Existing Notes desires to tender such Existing Notes and the Existing Notes are not immediately available, or time will not permit such holder's Existing Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Existing Notes and the amount of Existing Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Existing Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent and (iii) the certificates for all physically tendered Existing Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

     Tenders of Existing Notes may be withdrawn at any time prior to the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Existing Notes to be withdrawn, identify the Existing Notes to be withdrawn (including the principal amount of such Existing Notes), and (where certificates for Existing Notes have been transmitted) specify the name in which such Existing Notes are registered, if different from that of the withdrawing holder. If certificates for Existing Notes have been delivered or otherwise identified to the Exchange Agent then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Existing Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Existing Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Existing Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Existing Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Existing Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Existing Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Existing Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Existing Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Existing Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Existing Notes and may terminate or amend the Exchange Offer if at any time before the acceptance of such Existing Notes for exchange or the exchange of New Notes for such Existing Notes, the Company determines that the Exchange Offer violates applicable law, any applicable interpretation of the staff of the Commission or any order of any governmental agency or court of competent jurisdiction.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, the Company will not accept for exchange any Existing Notes tendered, and no New Notes will be issued in exchange for any such Existing Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). In any such event the Company is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

EXCHANGE AGENT

     United States Trust Company of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:


           By Hand:             By Registered or Certified Mail:       By Overnight Courier:
 United States Trust Company     United States Trust Company of    United States Trust Company of
         of New York                        New York                          New York
         111 Broadway                     P.O. Box 844                      770 Broadway
         Lower Level                     Cooper Station               New York, New York 10003
    Corporate Trust Window             New York, New York              Attn: Corporate Trust
   New York, New York 10006                10276-0844

                                          By Facsimile:
                                 United States Trust Company of
                                            New York
                                         (212) 420-6152
                                      Attn: Corporate Trust
                                      Confirm by Telephone:
                                         (800) 548-6565


Delivery other than as set forth above will not constitute a valid delivery.

FEES AND EXPENSES

     The Company will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by officers and employees of the Company.

     The expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Existing Notes, which is the principal amount as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The debt issuance costs will be capitalized for accounting purposes.

TRANSFER TAXES

     Holders who tender their Existing Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Existing Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE; RESALES OF NEW NOTES

     Holders of Existing Notes who do not exchange their Existing Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Existing Notes as set forth in the legend thereon as a consequence of the issuance of the Existing Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. Existing Notes not exchanged pursuant to the Exchange Offer will continue to accrue interest at 11 3/8% per annum and will otherwise remain outstanding in accordance with their terms. Holders of Existing Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer. In general, the Existing Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Existing Notes under the Securities Act. However, (i) if the Initial Purchasers so request with respect to Existing Notes not eligible to be exchanged for New Notes in the Exchange Offer and held by them following consummation of the Exchange Offer or (ii) if any holder of Existing Notes is not eligible to participate in the Exchange Offer or, in the case of any holder of Existing Notes that participates in the Exchange Offer, does not receive freely tradable New Notes in exchange for Existing Notes, the Company is obligated to file a registration statement on the appropriate form under the Securities Act relating to the Existing Notes held by such persons.


     Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, the Company is of the view that New Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by holders thereof (other than (i) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or (ii) any broker-dealer that purchases Notes from the Company to resell pursuant to Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such New Notes. If any holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who holds Existing Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes. Each such broker-dealer that receives New Notes for its own account in exchange for Existing Notes, where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." The Company has not requested the staff of the Commission to consider the Exchange Offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if the Company were to make such a no-action request.


     In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Notes reasonably requests in writing.

                                    BUSINESS

     The Company is a global leader in the manufacturing, servicing and marketing of industrial and commercial machine knives and saws, operating in an estimated worldwide market of $1.0 billion. The Company's products, which are consumed in the normal course of machine operation and need resharpening or replacement many times a year, are mounted in industrial machines and are used in virtually every facet of cutting, slitting, chipping and forming of materials. The Company serves the following major market sectors: (i) Wood (42% of 1995 net sales); (ii) Paper & Packaging (38%); (iii) Metal (14%); and (iv) Plastic & Recycling (6%). The Company believes that it has a leading worldwide market share in each of these market sectors and that there is no other company that serves all four such sectors.

     The Company believes that it has the most extensive product offering in the industry, selling over 10,000 knife and saw products to a wide range of end-users, from large industrial and consumer product manufacturers to small family-owned print shops. The breadth of the Company's product line is enhanced by the Company's strategic relationships with over 50 finished goods suppliers, offering IKS the flexibility to manufacture or source many of its products. IKS' products are used for diverse applications in numerous markets, including the use of circular slitter knives to cut copy paper, long veneer slicer knives to slice thin veneer used in the manufacture of quality furniture and circular metal slitter knives to cut wide coils of steel into narrow strips. Reflecting the Company's broad product range and numerous applications, the Company sells to over 5,000 customers with no customer accounting for more than 3% of the Company's net sales.

     IKS is the only industrial knife and saw manufacturer with operations in North America, Europe, Asia and Latin America and products sold in more than 75 countries. The Company utilizes its salesforce, the largest direct salesforce in the industry, to focus its efforts on aftermarket sales to end-users, which accounted for 89% of the Company's 1995 net sales. The Company also sells to end-users through Company-owned and independent resharpening service centers, which resharpen both IKS and competitors' knives and saws and also act as distributors of IKS products, as well as through distributors and agents. The Company's remaining sales are to over 300 OEMs of industrial cutting equipment, and the Company believes it is the leading supplier of knife and saw products to OEMs.

     The Company's sales are principally to customers in North America and Europe, representing 73% and 26% of 1995 net sales, respectively. The Company believes that there are significant opportunities to expand its share of these two major markets through the introduction of new products, increased participation in existing markets and the extension of its existing marketing, sales and distribution capabilities. In addition, the Company is planning to strategically expand its existing resharpening service center base, which allows IKS to capture both resharpening and additional replacement business. The Company has also recently expanded its operations into the emerging markets of Latin America and Asia (with sales increasing from 1% of fiscal 1995 net sales to 6.8% of net sales for the nine month period ended September 30, 1996) and plans to continue its international growth, entering new geographic markets while broadening existing ones.


     Since 1991, the Company has expanded its domestic and international operations through internal growth, the development of strategic alliances and the acquisition of knife and saw manufacturers and service centers. In addition, to maintain its position as a low cost producer, the Company takes advantage of economies of scale in both manufacturing and purchasing and has improved operating efficiencies. As a result of these actions, during the four year period ended December 31, 1995 the Company achieved a net sales CAGR of 8.1%, with net sales increasing from $78 million in 1991 to $107 million in 1995, and a pro forma EBITDA (as defined herein) CAGR of 11.2%, with pro forma EBITDA increasing from $9.7 million in 1991 to $14.8 million in 1995. The annual growth rate of the Company's net sales during these four years was 4.7%, 3.7%, 8.8% and 15.8%, respectively. For the nine month period ended September 30, 1996, the Company's net sales increased 12.6% over the comparable 1995 period to $89.3 million, and pro forma EBITDA increased 24.2% over the comparable 1995 period to $12.8 million.


BUSINESS STRATEGY

     The Company's business objectives include maximizing its end-user sales and increasing its leading position in the worldwide market for industrial knives and saws by continuing to expand its strategic alliances, service center operations and broad product offering and focusing on its low cost position and strategic acquisitions.

     Maximize End-User Sales. The Company is focused on maximizing its aftermarket sales to end-users, which typically offer a stable revenue base and high margins because replacement knives and saws are required by end-users in their normal operation. As sharp cutting edges are necessary for proper machine operation, knife and saw resharpening and replacement cannot be postponed. Moreover, the increased efficiency of an improved cutting edge offsets the cost of knife and saw resharpening and replacement.

     An integral component of the Company's successful sales strategy is its knowledgeable worldwide salesforce of 103 people and 17 product managers, the largest direct salesforce concentrated on industrial knives and saws. The Company's salesforce develops close working relationships with end-users, continually providing customers with direct technical support, offering advice about the types of knives and saws, materials and specifications which would be appropriate for their specific machines. As a result of these relationships, the Company also receives from its customers specific application criteria which enable the Company to improve product quality.

     The Company's distributor network, which includes distributors, agents and Company-owned and independent resharpening centers, complements its sales force by providing the opportunity to access niche markets and expand its sales reach. In addition, the Company believes that placing its knives and saws in the original industrial cutting equipment of over 300 OEMs leads to a competitive advantage in capturing the resultant end-user replacement sales.

     Continued Development of Strategic Alliances. The Company continually explores opportunities to expand its manufacturing, marketing and distribution capabilities through strategic alliances. The Company's strategic alliances include over 50 business relationships with suppliers of finished industrial knives and saws throughout the world, four joint ventures and several strategic relationships with independent resharpening centers. These alliances allow the Company to expand its international presence, further diversify its customer base in all industries, extend its product offerings and provide an alternative low-cost source of products for resale.

     The Company's relationships with finished goods suppliers allow it the flexibility to manufacture or source a product based on cost and delivery time, the quality of product needed, the region to be supplied and the material to be used. The Company purchases finished goods from these suppliers and then resells these products at attractive margins often using the Company's trademarks and tradenames. The more significant of these relationships provide IKS with the exclusive or semi-exclusive rights to market certain of its partners' products within the Company's markets.

     The Company seeks to enter into joint venture arrangements in foreign markets where local market expertise is typically needed. The Company has recently expanded its international presence through joint ventures in Asia and Latin America. These include controlling interests in two manufacturing facilities with the leading producer of paper cutting machinery in China, an interest in a distributor and service center in Chile and a distributor in the Philippines. The China joint ventures not only export product, but also provide a distribution network for the Company to import its products from North America and Europe into the rapidly developing Chinese market.

     Expand Service Center Operations. A key component of the Company's strategy is to expand its service center operations to maximize both resharpening and replacement sales through additional direct access to end-users. Industrial knives and saws generally need resharpening at least once per week and as often as 50 times over the life of a product. Accordingly, resharpening revenues can be significantly in excess of the cost of the product. For example, circular slitter knives used to cut paper have a sale price of approximately $17 per knife but can be resharpened more than 30 times over the life of the product generating resharpening revenues of over $130 per knife. In addition to capturing resharpening revenues, directly servicing the end-users of both its own and its competitors' products through service centers creates closer customer relationships which better position the Company's products to be the first choice of the end-user when a replacement is needed.

     As resharpening service centers also act as distributors, selling replacements for worn knives and saws, the Company's strategy is to expand Company-owned service center operations to geographically complement its existing service centers and strategic resharpening partners that are currently distributors of IKS products. Since 1991, the Company has acquired or opened 13 service centers and resharpening revenues from Company-owned service centers have grown to $6.8 million in 1995. Independent service centers are typically distributors for numerous knife and saw manufacturers. By acquiring these centers, the Company can replace competitors' products with IKS products, and add IKS products that the service center did not previously offer.

     The Company believes that the number of service center users will continue to increase as a result of an emerging trend toward outsourcing resharpening operations. This outsourcing trend results from end-users implementing overhead reductions and requiring expertise in resharpening knives and saws that are increasingly more sophisticated in materials and design.

     Continued Expansion of Broad Product Offering and End Markets Served. With over 10,000 industrial knife and saw products, the Company believes that it sells the most extensive variety of industrial knives and saws in the world. The Company strives, through both new product development and acquisitions, to further expand its product applications and the variety of industries it serves. As a result of the Company's broad product range and the numerous applications for its products, no customer accounts for more than 3% of the Company's net sales.

     The Company also develops specialized products to meet the unique needs of its individual customers and continually introduces new products as customer needs change and market expansion opportunities arise. The Company believes it will benefit as certain customers demand more sophisticated knives made of higher grade materials and designs, as many of its smaller competitors will lack sufficient capital and technical expertise to meet these demands. The Company's recent product introductions include corrugated box knives for the packaging industry, diamond core saws for the concrete cutting industry and Stellite(TM) tipped band saws for cutting logs.

     Low Cost Structure. The Company continues to focus on being a low cost producer of industrial knives and saws. The Company benefits from economies of scale in both manufacturing and purchasing, such as buying steel direct from the mills instead of from distributors, which many of the Company's smaller competitors cannot achieve. The Company's global operations allow it to manufacture each of its products or perform certain manufacturing processes at the most cost efficient location given the timing constraints of purchase orders. In addition, the Company is able to augment its own manufacturing operations by sourcing low cost, privately labeled products through its strategic alliances and relationships with finished goods suppliers.

     Focusing on cost reductions, the Company recently restructured a portion of its European operations by relocating certain facilities, coordinating raw material purchases with the North American operations, reorganizing its sales efforts and expanding its strategic sourcing alliances. This restructuring has led to an improvement in the Company's European gross and operating margins from 19.5% and (3.4)%, respectively, in 1993 to 23.4% and 3.3%, respectively, for the nine month period ended September 30, 1996. The Company believes there is still substantial opportunity for margin improvement in its European operations and is currently evaluating additional cost saving options.

     Continued Acquisitions. The highly fragmented knife and saw industry includes many potential acquisition candidates, both domestic and worldwide. Since 1991, IKS has completed six acquisitions, which include both manufacturers of knives and saws as well as service center operations, and the Company believes that a variety of acquisition opportunities continue to exist. The Company is presently evaluating potential acquisition opportunities and as part of its strategy will continue to do so in the future. There can be no assurance that the Company will consummate any such acquisitions or, if consummated, the timing thereof.

PRODUCTS AND MARKETS

     The Company manufactures and sells its products in four major market sectors including (i) Wood (42% of 1995 net sales); (ii) Paper & Packaging (38%); (iii) Metal (14%); and (iv) Plastic & Recycling (6%). IKS offers an extensive variety of knives and saws which are mounted in industrial machines and are sold across a wide customer base and over numerous industries throughout the world. The Company's knives and saws are consumed in the normal course of machine operation and need resharpening or replacement many times per year.

  Wood

     IKS believes it is the largest manufacturer of industrial wood knives and saws with 1995 net sales of approximately $45 million. Industrial wood knives and saws are utilized in applications by companies such as Weyerhauser Co. and Louisiana Pacific Corp. for sawing and chipping of lumber into specific dimensional sizes for use in the housing industry; by companies such as Georgia Pacific Corp. and Boise Cascade Corp. for peeling large diameter logs into veneer for use in the production of plywood, panelling and furniture; and by companies such as Scott Paper Co., Inc. and International Paper Co., Inc. for the production of wood chips used in their pulp mills to produce fine paper, newsprint and craft paper. In addition, the Company's knives are used to cut wood into chips, used for fuel by wood and coal burning power plants as well as generating power and steam for large paper and pulp mills worldwide. The Company manufactures products for many aspects of wood converting in a price range from $10 to $2,000, with an average price of approximately $30.

     Industrial wood cutting knives and saws are consumed in the normal course of operation and due to their rough service applications generally need resharpening as often as every six to eight hours and 50 times over the life of the product. Wood circular and band saws are generally resharpened and retensioned every two weeks and replaced after two years.

     As wood becomes more expensive, the industry is increasingly cognizant of the need for more effective tree utilization and reducing material lost to inefficient sawing. Two examples demonstrating solutions to these concerns are the introduction of Stellite(TM) tipped band saws which minimize the kerf (the amount of wood lost to saw dust in the cut) while providing a longer lasting saw blade and the increased use of waferizer and flaker knives. Whereas in the past, band saws were only resharpened a limited number of times, the use of Stellite(TM) tips greatly extends the life of the product, and increases the number of times the band saw can be resharpened. Since the Company is one of a select few manufacturers producing such saws, the Company believes that it is well positioned to benefit as demand for this product increases over time. In addition, the industry is trending toward engineered and composite materials made from specially sized wood chips leading to increased sales of waferizer and flaker knives, and wear parts. In the past, plywood was typically used in favor of engineered and composite materials. However, plywood requires the use of large diameter logs as raw material, leaving considerable waste on the forest floor, whereas wafer board and oriented strand board use tighter tolerance waferizer and flaker knives to reduce smaller, less expensive raw material logs into specifically sized and shaped wood chips. The chips are then assembled with synthetic binders into boards, sheets and specialty profiles, having properties superior to plywood or solid wood predecessors. The Company believes that it is the leading North American manufacturer of these specialty knives and has the ability to grow with this rapidly increasing market.

     The Company is also a leader in the manufacture of long wood-peeling and slicing veneer knives. Veneer knives are among the more difficult industrial knives to manufacture due to their length (up to six meters) and quality requirements. IKS is one of only a limited number of manufacturers which can produce such a knife. As the market demands higher quality veneer knives, the Company believes that its expertise in the design and manufacture of such knives gives it a competitive advantage.

     The market for wood cutting knives and saws is growing in Asia and other underdeveloped regions as many of the nations in these regions begin to export products further along the production cycle. As the Company expands in these regions, it believes that it will benefit from the increased exportation of finished products. The Company is also using its service center operations to increase its sales, as more wood cutting operations are outsourcing their knife and saw servicing needs.

  Paper & Packaging

     The Company believes it is the largest manufacturer of industrial paper & packaging knives with 1995 net sales of approximately $41 million. Among the Company's four major markets, the paper & packaging knife market is the largest and most diverse, with the widest variety of cutting methods. These knives are used in applications by companies such as Kimberly-Clark Corp. and Proctor & Gamble Co. for cutting and perforating tissue paper and paper towels and the production of disposable diapers; by companies such as Frito-Lay, Inc. and M&M Mars, Inc. which utilize Zig Zag knives to cut the top and bottom of snack food, salt and pepper and candy packages sold by convenience stores and fast food chains; and by companies such as Quebecor Corp., Champion International Corp. and RR Donnelly & Sons Co., Inc. for cutting and trimming paper in the production of copy paper, books and business forms. As a result of their many uses, paper & packaging knives represent the largest category of the Company's approximately 10,000 products with more than 2,500 paper & packaging knife products relating to every aspect of paper & packaging manufacturing and converting. The Company's paper & packaging products range in price from $50 to $1,000, with an average price of approximately $200.

     Paper knives are made from a wide range of steel grades, from inlaid carbon steels to carbide. Recent trends in the paper industry, including an increase in the use of recycled fiber and a change in paper chemistry to more abrasive alkaline additives, have required upgrades by paper producers to higher quality, more expensive knife materials and designs which are better suited for more sophisticated and diverse cutting applications. As a result, the market for industrial paper knives is experiencing price and margin expansion as higher-end knives are increasing in demand. The Company has developed an expertise in the manufacture of these more sophisticated cutting tools which allow the paper converter to run longer and produce better quality cuts. The Company believes that few of its competitors have the expertise to manufacture machine knives out of the more expensive materials, which gives IKS a competitive edge and positions it to offer the most complete package of new knife products and services in the world paper market.

     Industrial paper knives are generally consumed rapidly in the normal course of operation and can need resharpening as often as once per week and 50 times over the life of the product. The Company has a strong presence in the knife servicing market in North America, capitalizing on the preference of users of paper knives to outsource their knife servicing needs rather than resharpen their knives themselves. Customers often find that the performance of these tools can be better maintained if the sharpening is outsourced to professional service shops having more specialized equipment and technically trained personnel. The Company believes that it has the largest network of Company-owned, strategically located service shops equipped with the IKS Hyperhone system, which system maintains new knife performance throughout the life of a tool and is not available at most other independent or in-house grinding shops. The Company is continuously expanding its paper knife servicing business by educating paper mills on the benefits of outsourcing their knife resharpening needs to the Company's service centers.

     The Company believes that the market for paper & packaging knives is strong worldwide and is growing in Europe, Asia and Latin America. The Company believes this market is growing most quickly in Asia as countries in that region move from exporting raw lumber to exporting paper pulp and, in some cases, finished paper products. The Company's expansion into Asia through its China joint ventures has been based, in part, on its desire to increase its presence in the paper knife market. The Company should also benefit in Asia and Latin America as consumer markets in those regions emerge and the use of packaged consumer products rapidly increases. The Company feels that, through its continued emphasis on providing specialized technical assistance, it will continue to grow in these markets.

  Metal

     The Company believes it is the second largest manufacturer of metal knives with 1995 net sales of approximately $15 million. The Company's metal knives are used by steel processing facilities such as Heyco Corp., Edgecomb Metals Co. and Allegheny Ludlum Corp. and metal products manufacturers such as Deere & Co. Inc., Caterpillar, Inc. and Steelcase Corp.; in the cutting, shearing and chopping of steel being produced in steel mills used by companies such as Bethlehem Steel Corp., Rouge Steel Co. and USX Corp.; and in cutting metal sheets and slitting strips from rolls of sheet steel processed by companies such as California Steel Corp. and Joseph T. Ryerson & Son, Inc. The Company manufactures knives for many aspects of metal converting ranging in price from $4 to $9,000, with an average price of approximately $75.

     Steel circular slitter knives are highly accurate, requiring tolerances of up to 40 millionths of an inch for a high degree of precision and customization. There is a trend toward increased tensile strengths of metals and maximizing the efficiency of metal slitting machines. This trend requires tool technology that extends the normal resharpening cycle. The Company is a leader in this field, utilizing fine-grained raw materials and triple-tempered vacuum heat treatment procedures to produce finely lapped surfaces which enable this degree of precision.

     In setting up their steel slitting lines, the Company's customers order knives specifically designed for the particular demands and characteristics of each production line. IKS offers expert technical and computer software assistance to companies setting up such a line. The Company has developed a proprietary software package, Slitter Assembly Program (SLAP), which assists customers in choosing and setting up metal slitting knives. The IKS (SLAP) technology makes use of custom computer software to guide the personnel setting up the arbor in the selection of the individual slitter knife and spacer combination to an exact thickness, assuring that, as the arbor is loaded, the accumulated error is maintained near zero. The accuracy of this knife clearance directly affects the cut edge quality of the steel strip. By offering this technology, as well as personal technical assistance, the Company is an integral part of the steel slitting knife purchasing process, which the Company believes increases the likelihood that a customer will choose an IKS product.

     Another method the Company utilizes to maintain its position with its customers of steel slitting knives is its focus on metal knife resharpening centers. Metal knives are consumable and generally need resharpening as often as once per week and as often as 100 times over the life of a product. Although most users of metal knives have expertise in metalworking and typically resharpen their own knives, there is a trend among steel mills in the United States to outsource their resharpening requirements due to the increasing sophistication and tolerance required of metal knives. IKS is capitalizing on this opportunity. The market for industrial metal knives is dependent upon the steel usage by numerous industries including the automotive industry and metal and consumer products manufacturers, such as aluminum can and appliance manufacturers.

  Plastic & Recycling

     The Company believes it is the largest manufacturer of industrial plastic & recycling knives with 1995 net sales of approximately $6 million. Industrial plastic granulator knives are used for the manufacture of plastic, typically by companies such as Mobil Chemical Corp. and I.C.I. Americas, Inc. where pelletizing knives are used to cut plastic into small, precise pieces for processing; by companies such as E.I. DuPont de Nemours & Co. for cutting artificial fibers; by companies such as Wellman Inc. for recycling plastic containers; and by companies such as Waste Recovery Corp for the environmental recycling of styrofoam, rubber and glass. The Company manufactures knives for all of these uses, as well as related knives used to cut computer tape, foil and film by companies such as Alcoa Aluminum Co. of America, Inc. and Eastman Kodak Co. and household products produced by Hasbro Corp. and Rubbermaid Inc. The Company sells products in this sector in a price range from $1 to $250, with an average price of approximately $50.

     IKS is North America's largest manufacturer of plastic granulator knives and is also a leader in the manufacture of such knives in Europe. Although the current market for plastic granulator knives is relatively small, the Company believes it will grow rapidly as the machinery that uses plastic cutting knives is adapted for an increasing number of cutting and recycling-related applications. The market for industrial plastic granulator knives is currently strong in Europe as a result of government mandated recycling programs and is also growing in North America due to the increased focus on the environment and recycling. There is a growing emphasis on recycling with respect to reclaiming the reusable value of material in plastic, rubber, glass and metal products, as well as with respect to easing the disposal of urban waste, medical waste, aluminum cans and soda bottles in accordance with environmental regulations.

     The Company is also is a leader in the development and production of knives used in the size reduction and recycling of automobile tires and glass. The Company believes the use of tire granulating knives will continue to increase as new uses are developed for the reprocessed material. The Company believes that the recycling of copper and aluminum cable and wires will also increase as fiber optic and satellite communication technologies become more widespread. The Company manufactures the knives which are used in the granulator systems used in recycling these materials and is thus well positioned to benefit as demand for these products increases.

     Industrial plastic granulator knives are consumed in the normal course of machine operation and need resharpening as often as once per month and as many a 15 times over the life of a product. Most users of industrial plastic granulator knives do not service their own knives and the servicing of such knives is also an important area for the potential expansion of the Company's customer base.

MARKETING AND DISTRIBUTION

     The Company is the only industrial knife and saw manufacturer with operations in North America, Europe, Asia and Latin America and products sold in more than 75 countries. Historically, the Company's sales have been principally in North America and Europe. However the Company has recently expanded operations into the emerging markets of Asia and Latin America, and plans to continue its international growth, entering new geographic markets while broadening existing ones.

     The Company has a salesforce of 103 people, the largest direct salesforce focused on industrial knives and saws. Complementing the Company's knowledgeable worldwide salesforce, the Company has 17 product managers who are experts in their respective fields and are responsible for product coordination among the Company's salespeople, customers and manufacturing operations. The Company concentrates its sales efforts on end-users, which represent 89% of 1995 net sales, through its direct sales force, distributors, agents and Company-owned and independent resharpening service centers. The remaining 11% of the Company's net sales are to OEM manufacturers of cutting machines through its direct sales force.

     In order to better serve its customers, the Company strategically places its inventory around the world to best suit geographical and customer needs. This results in the Company being able to ship most products to the end-users more rapidly than many of its competitors and as a result the Company is often able to command a premium price for its products.

     End-users -- Direct Salesforce and Company-Owned Service
Centers. Approximately 65% of the Company's 1995 net sales are direct to end-users through the Company's salesforce and Company-owned service centers, representing approximately 5,000 customer accounts. The Company believes that it has been successful in selling to end-users because of its large and knowledgeable salesforce, broad product offering, customer service, the strategic placement of its inventory and its relationships with OEMs. The Company's salesforce develops close working relationships with end-users, continually providing customers with direct technical support, offering advice about the types of knives, materials and specifications which would be appropriate for their specific machines.

     The Company is afforded additional direct access to end-users by providing resharpening services to end-users of both its own and its competitors' products through its 14 service centers, ten in the United States, three in Canada, and one in Chile. This enables the Company to create even closer customer relationships which better position it to be the first choice of the end-user when a replacement is needed. Since industrial knives and saws are consumable, and generally need resharpening at least once per week and as often as 50 times over the life of a product, resharpening revenues can be significantly in excess of the cost of the product.

     The resharpening service centers also act as distributors as they sell replacement knives and saws. By owning and operating these service centers, the Company can replace competitors' products with IKS products, including IKS products that the service center may not have previously sold. The Company believes that the number of service center users will continue to increase as a result of an emerging trend toward outsourcing resharpening operations. This outsourcing trend results from end-users implementing overhead reductions and requiring expertise in resharpening blades that are increasingly more sophisticated in materials and design. Such sales are typically high margin sales since end-users will pay a higher price for the Company's technical support resulting in greater satisfaction. In 1995, the Company had approximately $6.8 million in net sales from its resharpening operations.

     End-users -- Distributors and Independent Service Centers. The Company sells approximately 24% of its net sales to end-users through distributors and independent resharpening service centers. The Company's long term relationships with these distributors, agents and independent resharpening service centers complements its salesforce by providing the opportunity to access additional niche markets. The Company will continue to utilize its distribution network to expand its sales reach and carry the IKS products in their inventory, ready to be sold to end-users.

     OEMs. Approximately 11% of IKS' 1995 net sales were directly to a variety of OEM manufacturers. The Company believes it is the leading supplier to the OEM market, placing the original knife or saw in the OEM machine, and has a close relationship with many of the major cutting machine manufacturers worldwide. The Company has developed and maintains these close relationships by providing advice to OEM manufacturers about the types of knives, materials and specifications which would be appropriate for their particular machines. In supplying over 300 OEMs, the Company's market managers have an enhanced ability to identify the needs of its customers and to coordinate the Company's technical capabilities with those needs. As a result, the Company believes that it has greater opportunities to place its products into OEM machines and by doing so provides itself with a competitive advantage in capturing the resultant end-user replacement sales.

STRATEGIC ALLIANCES

     The Company's strategic alliances include over 50 business relationships with suppliers of finished industrial knives and saws throughout the world, four joint ventures and several strategic relationships with independent resharpening centers. These alliances enable the Company to expand its international presence, increase its product offerings and align itself with local entrepreneurs in international markets where local market expertise is needed while broadening its customer base with limited additional investment.

     Finished Goods Suppliers. The Company's relationships with suppliers of finished goods are typically with small manufacturers throughout the world. The Company's relationships with finished goods suppliers allow it the flexibility to manufacture or source a product based upon cost and delivery time, the quality of product needed, the region to be supplied and the material to be used. The more significant of these relationships provide the Company with the exclusive or semi-exclusive rights to market certain of its partners' products within the Company's markets and allow the Company to purchase finished goods for a relatively low cost and then resell these products at attractive margins often using the Company's trademarks and tradenames. The Company generally has at least two suppliers for most of the products it sources. In addition, the loss of any particular supplier would not have a material effect upon the Company, since the Company is able to manufacture substantially all of the products it sources.

     Joint Ventures. The Company recently expanded its international presence through joint ventures in Asia and Latin America. These include two joint ventures which commenced operations in September, 1995 with the leading industrial paper cutting machinery manufacturer in China. The Company has a 51% interest in both ventures, which had total net sales of $4.4 million for the nine month period ended September 30, 1996. The Company's partner in the China joint ventures is Shanghai Printing and Packaging Machinery General Corporation, which currently has approximately an 80% share of the paper knife machine market in China, manufacturing cutting equipment which consumes the Company's paper knives. These joint ventures sell products domestically within China and IKS exclusively exports these products to the rest of the world, providing the Company with a relatively low cost source of supply for resale to its customers. These joint ventures will also provide a distribution network for the Company to import its products from North America and Europe into the rapidly developing market in China as the economy expands and demands a greater variety of cutting tool products. The Company's other joint venture interests are a 42.5% interest in a distributor and service center in Chile which had net sales of approximately $1.0 million in 1995 and $763,000 for the nine month period ended September 30, 1996 and a 30% interest in a distributor in the Philippines which had net sales of approximately $730,000 in 1995 and $801,000 for the nine month period ended September 30, 1996.

RAW MATERIALS

     The Company has numerous suppliers of raw materials, including over 20 raw material suppliers of steel. IKS's steel purchase volume is typically large enough to allow the Company to purchase steel directly from steel mills, which results in reduced raw material costs. The Company believes that its relationships with all of its steel vendors are good. The Company is not dependent on any one of its suppliers for all of its raw materials.

     In 1995, the Company experienced an unexpected increase in the price of tool steel because of an unusual general market price increase which affected the knife industry worldwide. This price escalation is attributable to a major reduction in specialty tool steel production resulting from the closing of a major German steel mill and the consolidation of steel producers in Latin America and Europe coupled with a strong demand for raw materials in North America and Europe. The resultant shortage in tool steel caused deliveries from suppliers to be extended from nine months to fourteen months. As the Company sells primarily to end-users which requires prompt and timely delivery, the Company was forced to purchase expensive substitutes. Due to the unexpected nature of the price increase, the Company was not able to pass along this increase to its customers on a timely basis. The Company has taken measures to prevent such a reoccurrence by negotiating a 90-day fixed price term into most of its sales contracts as opposed to the previous one year term, increasing prices on a more regular basis and expanding the number of its steel suppliers.

COMPETITION

     The industrial knife and saw market is highly fragmented with numerous participants. The Company competes principally on the basis of price, service, delivery, quality and technical expertise. The Company's competitors vary in each of the market sectors that the Company serves. There is no one company which competes with the Company in all four of the market sectors which the Company serves and there is no one company which is dominant in any of such market sectors. The Company believes that the reputation it has established over its long history for quality products, sales and service network and its in-depth product knowledge provide it with a competitive advantage in all the market sectors it serves.

TRADEMARKS AND TRADENAMES

     The Company markets its products under certain trademarks, including "IKS(TM)," "IKS Klingelnberg," "Chromavan," "Chromalit," "Compaflex," "Compalloy," "Durapid," "Duritan," "Dynabloc(TM)," "Dynapren," "Dynatherm," "Klirit," "KSFmicroplan," "Novacrom(TM)," "Novador," "QCP," "Quality Cut Knife Maintenance Program and Design," "Slap," "Stop," "Surekut(TM)," "Tecalloy(TM)," "Tecnolite(TM)," "Ultrid," and "Workalit." In addition, the Company uses the following tradenames: American Custom Metals; Ban-Carb; Canadian Knife & Saw; Durakut; Econokut; Hannaco; Hyperhone; IKS de Mexico; IKS Shanghai; Kodiak; SPS; Tuff-Tip; and Ultrakut.

LITIGATION

     The Company is from time to time involved in legal proceedings arising in the ordinary course of business. The Company believes there is no outstanding litigation which could have a material impact on its operations.

PROPERTIES

     The Company is headquartered in Erlanger, Kentucky, located a few miles south of Cincinnati, Ohio. The Company currently owns or leases 20 facilities in North America, Europe and Asia, which are used for manufacturing, distribution, sales, warehousing and service center activity.

     The following table sets forth the location, square footage and principal functions of each of the Company's facilities.

            LOCATION                APPROX. SQ. FT.                       USE
--------------------------------    ---------------     ---------------------------------------
North American Facilities
  Florence, SC..................        106,600         Manufacturing/Service
                                                          Center/Distribution/Sales
  Erlanger, KY (corporate                99,700         Manufacturing/Service
     headquarters)..............                          Center/Distribution/Sales
  Camden, AL....................         44,700         Manufacturing/Service
                                                          Center/Distribution/Sales
  McMinnville, OR...............         34,000         Manufacturing/Service
                                                          Center/Distribution/Sales
  Granby, Quebec*...............         20,000         Manufacturing/Service
                                                          Center/Distribution/Sales
  Langley, British Columbia.....         19,200         Manufacturing/Service
                                                          Center/Distribution/Sales
  Gary, IN*.....................         18,500         Service Center/Distribution/Sales
  Bangor, ME....................         12,400         Service Center/Distribution/Sales
  Mississauga, Ontario*.........         11,800         Service Center/Distribution/Sales
  West Monroe, LA...............          7,500         Service Center/Distribution/Sales
  Chesterfield, VA                        7,400         Service Center/Distribution/Sales
     (Richmond)*................
  Langley, British Columbia*....          5,000         Service Center
  Kent, WA*                         4,000......         Service Center/Sales
  Mexico City, Mexico*..........          3,500         Distribution/Sales
  Statesboro, GA*...............          2,700         Service Center
European Facilities
  Bergisch Born, Germany........         56,000         Manufacturing/Distribution/Sales
  Geringswalde, Germany.........         30,700         Manufacturing
Asian Facilities
  Jakarta, Indonesia*...........          2,700         Distribution/Sales
  Singapore*....................          1,000         Distribution/Sales
Joint Venture Facilities
  Shanghai, China** (51%).......         32,000         Manufacturing/Distribution/Sales
  Concepcion, Chile* (42.5%)....          3,500         Service Center/Distribution/Sales
  Manila, Philippines (30%).....          2,500         Distribution/Sales

---------------
 * Leased.

** Facility owned, land leased.

     The Company believes that its facilities are suitable for its operations and provide sufficient capacity to meet the Company's requirements for the foreseeable future.

     The Company places a strong emphasis on producing high quality products. The Company's European facility located in Bergisch Born, Germany has been awarded ISO 9001 certification, indicating that the Company has achieved and sustained a high degree of quality and consistency with respect to its products. The Company is currently working toward receiving ISO 9002 certification for its facility in Erlanger, Kentucky. The Company believes that ISO certification is an increasingly important selling feature both domestically and internationally, as it provides evidence to purchasers that the specified product quality has been achieved and is being sustained.

ENVIRONMENTAL AND REGULATORY MATTERS


     As with most industrial companies, the Company's facilities and operations are required to comply with and are subject to a wide variety of Environmental Laws. Certain of these Environmental Laws hold owners or operators of land or businesses liable for their own and for previous owners' or operators' releases of hazardous or toxic substances, materials or wastes, pollutants or contaminants, including petroleum and petroleum products. Compliance with Environmental Laws also may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. The nature of the Company's operations, the long history of industrial uses at some of its current or former facilities, and the operations of predecessor owners or operators of certain of the businesses expose the Company to risk of liabilities or claims with respect to environmental and worker health and safety matters. There can be no assurance that material costs or liabilities will not be incurred in connection with such liabilities or claims.


     In connection with the Recapitalization, the Company obtained an indemnity for fines and penalties for violations of Environmental Laws and for losses suffered by the Company with respect to certain environmental conditions occurring prior to the Recapitalization. The environmental indemnities are subject to certain time limitations depending on the nature of the environmental claim, a $15.0 million cap and, except for fines and penalties for violations of Environmental Laws, a $2.5 million deductible. Based on the Company's experience to date and the indemnities obtained in connection with the Recapitalization, the Company believes that the future cost of compliance with existing Environmental Laws (or liability for known environmental liabilities or claims) should not have a material adverse effect on the Company's business, financial condition or results of operations. However, future events, such as changes in existing laws and regulations or their interpretation, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's business, financial condition or results of operations. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company that may be material.

EMPLOYEES

     At September 30, 1996, the Company had 1,178 full-time employees. Of such employees, 661 were located in North America, 180 were located in Europe and 337 were located in Asia. The Company considers its relations with its employees to be good.

     The Company's employees are primarily non-union. The Company's Bergisch Born, Germany facility and China facilities (operated in connection with its joint venture arrangements) are the only facilities which employ union workers. The Company estimates that 48 of its 180 German employees are union members. The majority of the 324 employees at the facilities of the two China joint ventures are part of a governmental bargaining unit. The Company considers its relations with the unions to be good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the persons who are members of the Board of Directors, executive officers or key employees of the Company. Directors serve for a term of one year or until their successors are elected and qualified; officers serve at the discretion of the Board of Directors.


                   NAME                      AGE                    POSITION
-------------------------------------------  ---   -------------------------------------------
John E. Halloran...........................  51    President, Chief Executive Officer and
                                                     Director
Thomas W. G. Meyer.........................  40    Executive Vice President -- Europe and Asia
William M. Schult..........................  35    Vice President -- Finance, Chief Financial
                                                     Officer, Treasurer and Secretary
Jeffrey Hansel.............................  41    Vice President -- Sales and Marketing,
                                                     North America
James A. Rich..............................  49    Vice President -- Management Information
                                                     Systems, North America
William R. Underhill.......................  47    Vice President -- Operations
W. Raymond Connell.........................  56    Vice President -- Service and Sales
                                                   Director, North America
Klaus Schmidt..............................  53    Vice President, German subsidiary
Heinrich Ankermann.........................  55    Vice President, German subsidiary
Heinz Gamerschlag..........................  45    Controller, German subsidiary
Manfred Herrmann...........................  52    Plant Manager, German subsidiary
Bernhard Keil..............................  44    Logistics and Procurement Manager, German
                                                     subsidiary
Thomas Huhn................................  32    Market Manager, German subsidiary
Diether Klingelnberg.......................  52    Director
Michael A. Delaney.........................  42    Director
James A. Urry..............................  42    Director


---------------


     John E. Halloran, President, Chief Executive Officer and Director. Mr. Halloran has been President and Chief Executive Officer since March 1996 and had served as Executive Vice President since joining the Company in 1992. Mr. Halloran served as Executive Vice President of Operations at Simonds Industries from 1989 to 1992 and as President of Michigan Knife Company from the time it was founded by Mr. Halloran in 1974 until it was acquired by Simonds Industries in 1989.


     Thomas W. G. Meyer, Executive Vice President -- Europe and Asia. Mr. Meyer has served as Executive Vice President since he joined the Company in 1993. Prior thereto, Mr. Meyer worked in the textile industry for ten years, including service as the head of marketing for Barmag AG from 1988 until 1991 and as a director of A. Monforts GmbH & Co., from 1991 until 1992.


     William M. Schult, Vice President -- Finance, Chief Financial Officer, Treasurer and Secretary. Mr. Schult joined the Company as Vice
President -- Finance in July 1996. Prior to joining the Company, he served as Controller of IKS Holdings since 1995 and in several capacities at Siemens Corporation from 1987 until 1995, most recently as Controller of the Pelton & Crane division. Prior to that, Mr. Schult held various accounting and auditing positions with the Allen Group, Salomon Brothers and Coopers & Lybrand.


     Jeffrey Hansel, Vice President -- Sales and Marketing, North America. Mr. Hansel joined the Company in 1985 as a paper knife market manager. Mr. Hansel became Vice President -- Sales and Marketing in 1991. Prior to joining the Company, from 1981 to 1985 Mr. Hansel was President of

General Metals Technologies Corp., a subsidiary of C.B. Manufacturing with which he was employed from 1979 to 1981 as a sales manager.

     James A. Rich, Vice President -- Management Information Systems, North America. Mr. Rich joined the Company in 1988. Prior to joining the Company, Mr. Rich had 12 years of experience in public accounting, including five years as an independent consultant and two years with Deloitte & Touche LLP.

     William R. Underhill, Vice President -- Operations. Mr. Underhill joined the Company in 1977 as Product Manager. Mr. Underhill served in various capacities, including purchasing agent and sales manager, from 1977 to 1990, and became Vice President -- Operations in 1996.

     W. Raymond Connell, Vice President, Service and Sales Director, North America. Mr. Connell joined the Company in 1991 as Vice President -- Service and Sales Director. From 1990 to 1991, Mr. Connell was the owner of Connell Distribution and prior to that was the part owner of Austin Saw and Knife, which the Company acquired in 1991. Between 1974 and 1990, Mr. Connell was the Company's sales manager.

     Klaus Schmidt, Vice President, German subsidiary. Mr. Schmidt joined the Company in 1979, as a sales representative, and is currently responsible for sales and marketing for the Company's European operations. Prior to joining the Company, Mr. Schmidt worked for Klingelnberg Soehne in various sales positions beginning in 1960.

     Heinrich Ankermann, Vice President, German subsidiary. Mr. Ankermann joined the Company in 1976 as a Plant Manager and was promoted in 1991 to Vice President of the Company's German subsidiary. Prior to joining the Company, Mr. Ankermann worked at Neuenkamp, where he was responsible for production.

     Heinz Gamerschlag, Controller, German subsidiary. Mr. Gamerschlag joined the Company in 1981 as a Controller and has continued to serve in such position for the Company's German subsidiary.

     Manfred Herrmann, Plant Manager, German subsidiary. Mr. Herrmann joined the Company in 1991 and currently serves as the Plant Manager of the Geringswalde, Germany facility. From 1981 to 1991, he worked as director of production at Vereinigte Werkzeugfabrik, a manufacturer of metal slitter knives and machine arbors which was acquired by IKS.

     Bernhard Keil, Logistics and Procurement Manager, German subsidiary. Mr. Keil joined the Company in 1981 as a salesman and was promoted to Logistics and Procurement Manager for the Company's German subsidiary in 1993. Prior to joining the Company, he was a salesman for The Klingelnberg Corporation.

     Thomas Huhn, Market Manager, German subsidiary. Mr. Huhn joined the Company in 1994 as a Market Manager for the Company's German subsidiary. From 1984 to 1994, Mr. Huhn worked for Fassbender & Co., a paper knife manufacturer, in various capacities including purchasing manager.


     Diether Klingelnberg, Director. Mr. Klingelnberg served as Chief Executive Officer of the Company until March 1996. In addition, he served as Chairman of the Board and Chief Executive Officer of IKS Holdings from its formation until consummation of the Transactions. Mr. Klingelnberg has been Managing Partner of Klingelnberg Soehne since 1969 and is a director of Eummoco Hasenklever GmbH, Honsel AG and the Alfred H. Schutte Company.


     Michael A. Delaney, Director. Mr. Delaney has been a Vice President of CVC since 1989. From 1986 through 1989, he was Vice President of Citicorp Mergers and Acquisitions. Mr. Delaney is a director of Aetna Industries, Inc., AmeriSource Health Corporation, Cort Business Services Corporation, Delco Remy International, Inc., Enterprise Media Inc., FF Holdings Corporation, GVC Holdings, JAC Holdings, Palomar Technologies, Inc., SC Processing, Inc., Sybron Chemicals, Inc. and Triumph Holdings, Inc.

     James A. Urry, Director. Mr. Urry has been with Citibank, N.A. since 1981, serving as a Vice President since 1986. He has been a Vice President of CVC since 1989. He is a director of AmeriSource Health Corporation, Cort Business Services Corporation, FF Holdings Corporation, Hancor Holding Corporation and York International Corporation.

     In addition, CVC has the contractual right to designate an independent director to the Company's Board of Directors, subject to the right of the holders of a majority of the outstanding shares of Holdings Class A Stock to veto the election of such director. See "Stock Ownership -- Stockholders' Agreement."

DIRECTOR COMPENSATION AND ARRANGEMENTS

     It is not currently anticipated that directors of the Company will receive compensation for their services as directors. Members of the Board of Directors are elected pursuant to certain voting agreements among IKS Holdings and its stockholders. See "Stock Ownership -- Stockholders' Agreement."

EXECUTIVE COMPENSATION


     The following table sets forth certain information concerning the compensation received for services rendered in 1996 by (i) each person who served as the Company's Chief Executive Officer during 1996, (ii) the four most highly compensated executive officers of the Company (other than the individuals who served as the Company's Chief Executive Officer) in office on December 31, 1996 and (iii) one additional individual who would have been included in the category of persons referred to in clause (ii) above but for the fact that such individual was not serving as an executive officer of the Company on December 31, 1996.


                           SUMMARY COMPENSATION TABLE


                                                  ANNUAL COMPENSATION
                                           ----------------------------------        ALL OTHER
                                            SALARY    BONUS(1)        OTHER         COMPENSATION
       NAME AND PRINCIPAL POSITION           ($)        ($)            ($)              ($)
-----------------------------------------  --------   --------       --------       ------------
Diether Klingelnberg.....................  $186,718   $     --       $     --         $  4,833(3)
  President and Chief Executive
  Officer(2)
John E. Halloran.........................   200,000     55,000             --          213,711(4)
  President and Chief Executive
  Officer(2)
Thomas W.G. Meyer........................   185,923         --             --               --
  Executive Vice President -- Europe
  and Asia
William M. Schult........................   120,000     10,000         14,971(6)        33,356(7)
  Vice President -- Finance, Chief
  Financial Officer, Treasurer and
  Secretary(5)
William R. Underhill.....................   101,000     18,041             --           10,224(8)
  Vice President -- Operations
James A. Rich............................    98,100      9,130             --           35,186(9)
  Vice President -- Management
  Information Systems, North America
Edward Brent.............................   145,000     74,444(10)         --          114,209(11)
  Chief Financial Officer and
  Treasurer(5)


---------------


 (1) Does not include a supplemental bonus payable to Messrs. Klingelnberg, Halloran, Meyer, Schult and Underhill, the amount of which has not been determined. The supplemental bonus to be paid to Mr. Klingelnberg will be paid by IKS Holdings.



 (2) In March 1996, Diether Klingelnberg was succeeded as President and Chief Executive Officer by John E. Halloran. Mr. Halloran had previously served as Executive Vice President of the Company.


                                         (footnotes continued on following page)

 (3) Includes $1,304 in Company 401(k) contributions and $3,529 in Company Profit Sharing Plan contributions.



 (4) Includes $200,000 paid in connection with the consummation of the Transactions, $3,000 in Company 401(k) contributions, $8,250 in Company Profit Sharing Plan contributions, $461 in group term life insurance premiums and $2,000 as a directors fee which was paid by IKS Holdings.



 (5) Upon consummation of the Transactions, Edward Brent retired as Chief Financial Officer and Treasurer of the Company and was succeeded in such capacities by William M. Schult. Mr. Schult continues to serve as Vice President -- Finance and Secretary.



 (6) Represents reimbursement of relocation expenses.



 (7) Includes $25,000 paid in connection with the consummation of the Transactions, $8,250 in Company Profit Sharing Plan contributions and $106 in group term life insurance premiums.



 (8) Includes $2,647 in Company 401(k) contributions, $7,400 in Company Profit Sharing Plan contributions and $177 in group term life insurance premiums.



 (9) Includes $25,000 paid in connection with the consummation of the Transactions, $2,645 in Company 401(k) contributions, $7,370 in Company Profit Sharing Plan contributions and $171 in group term life insurance premiums.



(10) Paid by IKS Holdings.



(11) Includes $100,000 paid in connection with the consummation of the Transactions, $3,000 in Company 401(k) contributions, $8,250 in Company Profit Sharing Plan contributions, $959 in group term life insurance premiums and $2,000 as a directors fee which was paid by IKS Holdings.


EMPLOYMENT ARRANGEMENTS AND DEFERRED COMPENSATION AGREEMENTS


     John E. Halloran has been employed by the Company pursuant to an Employment Agreement dated June 1, 1992. This agreement is terminable by either party upon 90 days prior written notice and currently provides for a base salary of $200,000 per year plus 0.8% of the Company's net profits (before taxes and certain other adjustments). In addition, the Agreement provides for the receipt by Mr. Halloran of standard Company benefits. Upon Mr. Halloran's election as President of the Company in March 1996, the Company and Mr. Halloran conducted discussions concerning the amendment of the terms of the agreement. Concurrent with the consummation of the Transactions, such contract was terminated in favor of Mr. Halloran's continued employment at will.


     Thomas Meyer was hired by IKS Klingelnberg GmbH as its Chief Executive Officer pursuant to an Employment Agreement effective January 1, 1993 which, following an automatic extension thereof, expires on December 31, 2000. As compensation, Mr. Meyer receives an annual salary of 280,000 DM. In addition, he receives an annual profit sharing bonus equal to 3.0% of the income before taxes of IKS Klingelnberg GmbH plus 0.65% of the Company's income before taxes. He is also eligible for certain incentive bonuses based on sales, and receives certain fringe benefits including an automobile and insurance coverage. Following any termination of Mr. Meyer's employment, Mr. Meyer will be subject to a non-competition covenant for up to two years, in exchange for payment in each year of an amount equal to one-half of Mr. Meyer's most recently agreed upon annual compensation.

     The Company has entered into deferred compensation and supplemental retirement agreements with Edward J. Brent and Diether Klingelnberg dated November 23, 1981. The agreements provide for a supplemental retirement benefit payable at age 65 equal to $250,000 payable in monthly installments over a period of ten years with any remaining payments to become immediately due and payable upon the death of the employee. Mr. Brent becomes fully vested and may take early retirement without a reduction in benefits at age 62. Mr. Klingelnberg may take early retirement without a reduction in benefits at age
60. In addition, Mr. Klingelnberg is entitled to a reduced benefit of $12,500 per year (beginning at age 60) if his employment is terminated by the Company prior to his reaching age 60. In both cases, if the employee dies while employed by the Company, his designated beneficiary will be entitled to a death benefit of $25,000 per year for ten years. In lieu of the benefits described above the Company may at its sole discretion accelerate the payment of benefits to an employee or the employee's beneficiary, if applicable. All benefits under the agreements are forfeited if it is determined that (i) the employee engaged in activity adversely affecting the interests of the Company, or (ii) the employee rendered services to any competitor of the Company.

     Upon consummation of the Transactions, Diether Klingelnberg waived the benefits provided to him under his deferred compensation and supplemental retirement agreement in exchange for an assignment of a life insurance policy maintained by the Company insuring his life. Such policy had a cash surrender value of approximately $70,000. In addition, Mr. Brent retired as Chief Financial Officer of the Company upon consummation of the Transactions, and the Company retained Mr. Brent as a part-time employee through September 1997 and agreed to pay him a salary of $5,000 per month in connection with services rendered in such capacity.

401(K) RETIREMENT PLAN

     IKS Holdings maintains a defined contribution 401(k) retirement plan. All of the Company's non-unionized employees are eligible to participate after completing one year of service and attaining age 20 1/2. Subject to certain statutory limitations, employees may contribute up to 15 percent of their compensation to the plan on a pre-tax basis. The Company may make discretionary matching contributions equal to a percentage of the employees' pre-tax contributions. However, in determining the amount of matching contributions, only employee pre-tax contributions up to four percent of compensation are taken into account. For allocation purposes, the compensation of any employee in excess of $150,000 is disregarded. Employees are fully vested in their benefits under the plan after two years of service.

PROFIT SHARING PLAN

     The Company maintains a tax-qualified profit sharing plan. All of the Company's domestic non-unionized employees are eligible to participate after attaining age 20 1/2. The plan is completely funded by Company discretionary contributions. Company contributions are allocated to the accounts of the eligible employees in the same ratio that each eligible employee's compensation for the year bears to the total compensation of all eligible employees for the year. For allocation purposes, the compensation of any employee in excess of $150,000 is disregarded. Employees are fully vested in their benefits under the plan after five years of service. An employee may not receive a distribution of his benefits under the plan until following his termination of employment.

                                STOCK OWNERSHIP

     All of the outstanding capital stock of the Company is currently owned by IKS Holdings. The following table sets forth certain information with respect to the beneficial ownership of the Holdings Preferred Stock and Holdings Common Stock by (i) each person or entity who owns five percent or more thereof, (ii) each director of the Company who is a stockholder, (iii) the Chief Executive Officer of the Company and the other executive officers named in the "Summary Compensation Table" above who are stockholders, and (iv) the directors and officers of the Company as a group. Unless otherwise specified, all shares are directly held.


                                                      NUMBER AND PERCENT OF SHARES
                                    ----------------------------------------------------------------
                                    HOLDINGS PREFERRED      HOLDINGS CLASS A       HOLDINGS CLASS B
                                          STOCK                 STOCK(1)               STOCK(2)
                                    ------------------     ------------------     ------------------
     NAME OF BENEFICIAL OWNER       NUMBER     PERCENT     NUMBER     PERCENT     NUMBER     PERCENT
----------------------------------  ------     -------     ------     -------     ------     -------
Citicorp Venture Capital Ltd......  10,920       91.0%     41,315       49.0%     15,685      100.0%
  399 Park Avenue
  New York, New York 10043
Arndt Klingelnberg................      --         --      17,000       20.2%         --         --
  IKS Corporation
  1299 Cox Avenue
  Erlanger, KY 41018
Diether Klingelnberg..............      --         --      17,000       20.2%         --         --
  IKS Corporation
  1299 Cox Avenue
  Erlanger, KY 41018
John E. Halloran(3)(4)............     600       5.0%       5,000        5.9%         --         --
  IKS Corporation
  1299 Cox Avenue
  Erlanger, KY 41018
Thomas W.G. Meyer(4)..............     240       2.0%       2,000        2.4%         --         --
William M. Schult(4)..............      48       0.4%         400        0.5%         --         --
James A. Rich(4)..................      48       0.4%         400        0.5%         --         --
William R. Underhill..............      24       0.2%         200        0.2%         --         --
All directors and officers
  as a group (16 persons)(3)(4)...   1,080       9.0%      26,000       30.8%         --         --


---------------
(1) Does not include shares of Holdings Class A Stock issuable upon conversion of Holdings Class B Stock. See "-- Holdings Common Stock."
(2) Does not include shares of Holdings Class B Stock issuable upon conversion of Holdings Class A Stock. See "-- Holdings Common Stock."
(3) The Holdings Preferred Stock and Holdings Class A Stock distributed to John
    E. Halloran as part of the Recapitalization Distribution is subject to post-closing adjustments, if any, to the Recapitalization Distribution pursuant to the provisions of the Recapitalization Agreement. See "The Transactions."
(4) Certain members of management of the Company are expected to participate in an Employee Stock Purchase Plan pursuant to which management will be offered the opportunity to acquire Holdings Class A Stock which would equal in the aggregate up to an additional 10.0% of the Holdings Class A Stock outstanding. See "-- Employee Stock Purchase Plan." The table does not include shares or options that may be acquired by such individuals pursuant to such Plan.

HOLDINGS PREFERRED STOCK

     The IKS Holdings Certificate of Incorporation provides that IKS Holdings may issue 12,000,000 shares of Holdings Preferred Stock, all of which are designated as Series A Cumulative Compounding Preferred Stock. Holdings Preferred Stock has a stated value of $1,000 per share and is entitled to annual dividends when, as and if declared, which dividends will be cumulative, whether or not earned or declared, and will accrue at a rate of 12.0%, compounding. The vote of a majority of the outstanding shares of the Holdings Preferred Stock, voting as a separate class, is required to (i) create, authorize or issue any other class or series of stock entitled to a preference prior to the Holdings Preferred Stock upon any dividend or distribution or any liquidation, distribution of assets, dissolution or winding up of IKS Holdings, or increase the authorized amount of any such other class or series, or (ii) amend IKS Holdings' Certificate of Incorporation if such amendment would adversely affect the relative rights and preferences of the holders of the Holdings Preferred Stock. Except as described in the immediately preceding sentence or as otherwise required by law, the Holdings Preferred Stock is not entitled to vote. IKS Holdings may not pay any dividend upon (except for a dividend payable in Junior Stock, as defined below), or redeem or otherwise acquire shares of, capital stock junior to the Holdings Preferred Stock (including the Holdings Common Stock) ("Junior Stock") unless all cumulative dividends on the Holdings Preferred Stock have been paid in full. Upon a liquidation, dissolution or winding up of IKS Holdings, holders of Holdings Preferred Stock are entitled to receive out of the legally available assets of IKS Holdings, before any amount shall be paid to holders of Junior Stock, an amount equal to $1,000 per share of Holdings Preferred Stock, plus all accrued and unpaid dividends to the date of final distribution. If such available assets are insufficient to pay the holders of the outstanding shares of Holdings Preferred Stock in full, such assets, or the proceeds thereof, will be distributed ratably among such holders. The Holdings Preferred Stock is not mandatorily redeemable prior to the maturity of the Notes. IKS Holdings may optionally redeem, in whole or in part, the Holdings Preferred Stock at any time at a price per share of $1,000, plus accrued and unpaid dividends to the date of redemption.

HOLDINGS COMMON STOCK

     The Certificate of Incorporation of IKS Holdings provides that IKS Holdings may issue 400,000 shares of Holdings Common Stock, divided into two classes consisting of 200,000 shares of Holdings Class A Stock and 200,000 shares of Holdings Class B Stock. The holders of Holdings Class A Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as required by law, the holders of Holdings Class B Stock have no voting rights. Under the Certificate of Incorporation of IKS Holdings, a holder of either class of Holdings Common Stock may convert any or all of his shares into an equal number of shares of the other class of Holdings Common Stock; provided that in the case of a conversion from Holdings Class B Stock, which is nonvoting, into Holdings Class A Stock, which is voting, the holder of shares to be converted would be permitted under applicable law to hold the total number of shares of Holdings Class A Stock which would be held after giving effect to the conversion.

STOCKHOLDERS' AGREEMENT

     In connection with the Recapitalization, the stockholders of IKS Holdings entered into a Securities Purchase and Holders Agreement (the "Stockholders' Agreement") containing certain agreements among such stockholders with respect to the capital stock and corporate governance of IKS Holdings and the Company. The following is a summary description of the principal terms of the Stockholders' Agreement and is subject to and qualified in its entirety by reference to the definitive Stockholders' Agreement, copies of which are available upon request to the Company.

     Pursuant to the Stockholders' Agreement, the Board of Directors of IKS Holdings and the Company is composed at all times of five directors as follows:
John E. Halloran (so long as he continues to serve as President of the Company); one individual designated by Diether Klingelnberg; two individuals designated by CVC; and one independent director who shall be designated by CVC, subject to the right of holders of the majority of the outstanding shares of Holdings Class A Stock to veto the election of any such independent director.

     The Stockholders' Agreement contains certain provisions which, with certain exceptions, restrict the ability of the stockholders from transferring any Holdings Common Stock, Holdings Preferred Stock or Holdings Debentures except pursuant to the terms of the Stockholders' Agreement. If holders of more than 50% of the Holdings Common Stock approve the sale of the Company (an "Approved Sale"), each stockholder has agreed to consent to such sale and, if such sale includes the sale of stock, each stockholder has agreed to sell all of such stockholder's Holdings Common Stock on the terms and conditions approved by holders of a majority of the Holdings Common Stock then outstanding. In the event IKS Holdings proposes to issue and sell (other than in a public offering pursuant to a registration statement) any shares of Holdings Common Stock or any securities containing options or rights to acquire any shares of Holdings Common Stock or any securities convertible into Holdings Common Stock to CVC or its affiliates, IKS Holdings must first offer to each of the other shareholders a pro rata portion of such shares. Such preemptive rights are not applicable to the issuance of shares of Holdings Common Stock upon the conversion of shares of one class of Holdings Common Stock into shares of the other class.

     The Stockholders' Agreement also provides for certain additional restrictions on transfer of shares acquired by members of management pursuant to an Employee Stock Purchase Plan (the "Plan") ("Incentive Shares"), including the right of IKS Holdings to repurchase Incentive Shares held by a member of management (a "Participant") upon termination of such Participant's employment prior to 2001, at a formula price, and the grant of a right of first refusal in favor of IKS Holdings in the event a Participant elects to transfer such Incentive Shares of Holdings Common Stock.

REGISTRATION RIGHTS AGREEMENT

     In connection with their entry into the Stockholders' Agreement, IKS Holdings, CVC and certain other stockholders of IKS Holdings entered into a Registration Rights Agreement (the "Holdings Registration Rights Agreement"). Pursuant to the Holdings Registration Rights Agreement, upon the written request of CVC, IKS Holdings has agreed to prepare and file a registration statement with the Commission concerning the distribution of all or part of the shares held by CVC and use its best efforts to cause such registration statement to become effective. If at any time IKS Holdings files a registration statement for the Holdings Common Stock pursuant to a request by CVC or otherwise (other than a registration statement on Form S-8, Form S-4 or any similar form, a registration statement filed in connection with a share exchange or an offering solely to IKS Holdings' employees or existing stockholders, or a registration statement registering a unit offering) (a "Qualifying Offering"), IKS Holdings will use its best efforts to allow the other parties to the Holdings Registration Rights Agreement to have their shares of Holdings Common Stock (or a portion of their shares under certain circumstances) included in such offering of Holdings Common Stock if the registration form proposed to be used may be used to register such shares. Registration expenses of the selling stockholders (other than underwriting fees, brokerage fees and transfer taxes applicable to the shares sold by such stockholders or the fees and expenses of any accountants or other representatives retained by a selling stockholder) are to be paid by IKS Holdings.

EMPLOYEE STOCK PURCHASE PLAN

     It is currently contemplated that IKS Holdings will adopt the Plan, pursuant to which Participants will be offered the opportunity to purchase Holdings Class A Stock. The Participants will be given the opportunity to acquire or be granted options to acquire an aggregate of up to 10% of the Holdings Class A Stock outstanding on a fully-diluted basis.

     In addition, upon the Participants' purchase of Holdings Class A Stock or the acquisition of options to purchase such stock, the Participants will become subject to the terms and conditions of the Stockholders' Agreement. See
"-- Stockholders' Agreement." In addition to the restrictions set forth above, the Stockholders' Agreement also provides the following restrictions with respect to the Participants: (i) the Incentive Shares acquired by a Participant will be subject to repurchase by IKS Holdings or its designee if such Participant's employment with the Company is terminated within five years after the closing of the management offering at formula prices which will vary based upon the time and circumstance of such termination, (ii) IKS Holdings will receive a right of first refusal through the fifth anniversary of the closing of the management offering on all common stock acquired by a Participant pursuant to the Plan and (iii) if holders of a majority of Holdings Class A Stock approve a sale of IKS Holdings, Participants will consent to such sale.

OTHER

     In connection with the Recapitalization, Arndt Klingelnberg, Diether Klingelnberg and CVC entered into an agreement pursuant to which their ownership percentages of the Holdings Preferred Stock and the Holdings Debentures may be adjusted. Upon the occurrence of certain events, their respective ownership percentages of Holdings Preferred Stock and Holdings Debentures will be adjusted so that they will be pro rata with their respective ownership percentages of Holdings Common Stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On July 25, 1996, in connection with the Realty Acquisition, the Company purchased all of the general and limited partnership interests of a limited partnership controlled by members of the Klingelnberg family for an aggregate of approximately $5.6 million. As a result of such transaction, the Company became the sole remaining partner of the limited partnership and the limited partnership was dissolved. In winding up the affairs of the limited partnership, the Company conveyed, for no consideration, all of the property owned by the limited partnership to itself individually. Such property consisted primarily of real property located in the states of Alabama, Kentucky, Louisiana, Maine and South Carolina which had previously been under capital lease to the Company. Prior to the Realty Acquisition, the Company leased such property from the limited partnership. Such lease payments aggregated approximately $662,000 for the year ended December 31, 1995.

     From time to time the Company or its affiliates have made loans to certain of the Company's officers and directors. Diether Klingelnberg, President and Chief Executive Officer during 1995, has been indebted to the Company or an affiliate of the Company in the amount of $100,000 since July 1981. Such indebtedness is evidenced by a promissory note bearing interest at a rate of 5.05% per annum. On April 11, 1996, the Company also advanced to Mr. Klingelnberg an additional $50,000 at a quarterly interest rate of 5.33%. In April and June, 1996, the Company also paid a total of $48,500 of taxes on behalf of Mr. Klingelnberg, with such amount to be repaid at a quarterly interest rate of approximately 5.5%. On September 1, 1996, Mr. Klingelnberg paid in full all amounts due and owing to the Company. In addition, on March 1, 1996, the Company loaned to Edward Brent, the former Chief Financial Officer of the Company, $135,000 in aggregate principal amount evidenced by a three year promissory note bearing interest at a rate of 5.05% per annum. The loan was repaid in full upon consummation of the Transactions.


     In connection with the Recapitalization, IKS Holdings entered into a letter agreement with Mr. Halloran pursuant to which IKS Holdings loaned to Mr. Halloran an amount equal to the income taxes which were incurred by him in respect of the securities received by him as a part of the Recapitalization Distribution. The loan is secured by a pledge of the securities and the recourse to the Company for repayment of the loan is limited to the securities. The loan bears interest at the "applicable federal rate" under the Internal Revenue Code of 1986, as amended, and the Company will make payments to Mr. Halloran in amounts sufficient to permit him to pay such interest payments.


     The Company previously borrowed certain funds from IKS Holdings from time to time on a demand basis. Immediately prior to the consummation of the Transactions, the Company was indebted to IKS Holdings in the amount of approximately $11.0 million, which amount bore interest at a rate of 6.9% per annum, adjusted from time to time to reflect market conditions. Such loan was repaid in connection with the Transactions. See "The Transactions" and "Use of Proceeds."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


     The following is a summary of certain indebtedness of the Company, a subsidiary of the Company and IKS Holdings. To the extent such summary contains descriptions of the Senior Credit Facility and other loan documents, such descriptions do not purport to be complete and are qualified in their entirety by reference to such documents.


SENIOR CREDIT FACILITY

     In connection with the Transactions, Deutsche Bank (the "Bank") provided a revolving credit facility (the "Senior Credit Facility") to the Company for up to $20.0 million of revolving loans. Borrowings under the Senior Credit Facility are available for working capital and general corporate purposes, including letters of credit. The Senior Credit Facility is secured by first priority liens on all accounts receivable and inventory of the Company and, in the event certain financial ratios are not met, certain designated fixed assets. The Company did not draw upon the Senior Credit Facility in connection with the Transactions.

     The Senior Credit Facility expires on December 31, 2000, unless extended. The interest rate per annum applicable to the Senior Credit Facility is LIBOR plus 1.25%. The Senior Credit Facility permits the Company to prepay loans and to permanently reduce revolving credit commitments or letters of credit, in whole or in part, at any time in certain minimum amounts. The Company is required to pay certain fees in connection with the Senior Credit Facility, including a commitment fee of 0.25% on the undrawn portion of the revolving credit commitments.

     The Senior Credit Facility contains certain other terms and conditions, covenants and events of default.

SUBSIDIARY INDEBTEDNESS

     The following discussion assumes a conversion rate from deutsche marks to dollars of 1.5.

     The Bank and a Bank sponsored government program ("KfW") have made available to the Company's wholly owned subsidiary, IKS Klingelnberg GmbH ("GmbH"), a term loan (the "Existing German Credit Facility"), of which $5.5 million was outstanding upon consummation of the Transactions. The Existing German Credit Facility is comprised of four separate commitments with maturities through 2003 at variable rates of interest from 3.9% to 6.25%. The Existing German Credit Facility is secured by, among other things, liens on the real property of GmbH and its subsidiary. The Existing German Credit Facility also contains certain other terms and conditions, covenants and events of default.

     In connection with the Transactions, the Bank and KfW provided a new credit facility to GmbH (the "New German Credit Facility" and, together with the Existing German Credit Facility, the "German Subsidiary Facilities") which consists of a $5.0 million senior secured revolving credit facility which may be used for working capital purposes. The New German Credit Facility bears interest at the option of GmbH at a per annum rate equal to, either Euro-LIBOR (presently 3.1%) plus 0.50% per annum, the "Bill Credit Rate" (presently 2.5%) plus 0.50% per annum or the "Regular Overdraft Rate" (presently 6.5%) and has a final maturity date of December 31, 2000, unless extended. The obligations of the Company under the New German Credit Facility are secured by a first priority lien on the real property owned by the Company in Bergisch Born, Germany. The New German Credit Facility contains certain other terms and conditions, covenants and events of default, including the maintenance of a minimum equity of 30% of total German asset value and the maintenance of positive cash flow.

HOLDINGS DEBENTURES

     In connection with the Recapitalization, IKS Holdings issued an aggregate of $12.0 million original principal amount of Holdings Debentures, designated as Junior Subordinated Notes. The Holdings Debentures bear interest at a rate of 12.0% per annum and all interest due on the Holdings

Debentures prior to their maturity shall be paid by adding such interest to the then outstanding principal amount of such notes. Such amount shall accrue interest as a portion of the principal amount of the Holdings Debentures from the applicable interest payment date. The Holdings Debentures contain certain covenants by IKS Holdings in favor of the holders of the Holdings Debentures (the "Holdings Debenture Holders") including, but not limited to: (i) restrictions on the payment by IKS Holdings of dividends and the purchase, redemption or prepayment by IKS Holdings and its subsidiaries of its capital stock or indebtedness which is, by its terms or by operation of law, junior in right of payment to the Holdings Debentures, and (ii) restrictions on subsidiaries entering into agreements restricting their ability to pay dividends or make certain other distributions to IKS Holdings or any subsidiary of IKS Holdings. The Holdings Debentures are subordinated to IKS Holdings' obligations (including guarantees, if any, from time to time) under the Senior Credit Facility, the Notes and any other indebtedness of IKS Holdings, other than indebtedness which by its terms is pari passu or junior in right of payment to the Holdings Debentures (the "Holdings Senior Debt"). Until such Holdings Senior Debt is paid in full, IKS Holdings may not make any payment of principal or interest to the Holdings Debenture Holders: (i) following the maturity of any Holdings Senior Debt (either by lapse, acceleration or otherwise), (ii) following a payment default on Holdings Senior Debt or (iii) following a nonpayment default on Holdings Senior Debt (until such non-payment default shall have been cured or waived). Except for certain events of bankruptcy, the consent of Holdings Debenture Holders holding a majority in principal amount of the Holdings Debentures is required to accelerate the payment of principal upon an event of default. If any Holdings Senior Debt is outstanding at the time of an acceleration of the Holdings Debentures, the Holdings Debentures will become due and payable upon the earlier of acceleration of such Holdings Senior Debt and thirty days following notice of acceleration of the Holdings Debentures being given to the agent for Holdings Senior Debt holders. An event of default under the Holdings Debentures will include, among other things, a "change in control", provided that the holders of the Holdings Debentures may not accelerate or exercise any other remedy with respect to the Holdings Debentures in the event of a change in control so long as any amounts remain outstanding under the Senior Credit Facility or the Notes.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Existing Notes were issued under the Indenture, dated as of November 6, 1996, by and between the Company and United States Trust Company of New York, as trustee (the "Trustee"). The terms of the Indenture apply to the Existing Notes and to the New Notes to be issued in exchange therefor pursuant to the Exchange Offer (all such Notes being referred to herein collectively as the "Notes"). Upon the issuance of the New Notes, if any, or the effectiveness of a Shelf Registration Statement (as defined below), the Indenture will be subject to and governed by the Trust Indenture Act. As used in this "Description of the Notes" section, references to the "Company" means International Knife & Saw, Inc., but not any of its subsidiaries (unless the context otherwise requires).

     The following is a summary of the material provisions of the Indenture. This summary does not purport to be complete and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Trust Indenture Act, the Notes and the Indenture, including the definitions of certain terms contained therein and including those terms made part of the Indenture by reference to the Trust Indenture Act. A copy of the form of Indenture may be obtained from the Company. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

MATURITY AND INTEREST

     The Notes are unsecured senior subordinated obligations of the Company limited in aggregate principal amount to $90,000,000. The Notes mature on November 15, 2006. Interest on the Notes accrues at the rate of 11 3/8% per annum and is payable semi-annually in arrears on May 15 and November 15 in each year, commencing on May 15, 1997, to holders of record on the immediately preceding May 1 and November 1, respectively. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of the original issuance of the Notes (the "Issue Date"). Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal of, premium, if any, and interest on the Notes is payable at the office or agency of the Company maintained for such purpose in The City of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses as set forth in the register of holders of Notes. Until otherwise designated by the Company, the Company's office or agency in The City of New York will be the office of the Trustee maintained for such purpose. The Notes are issued in fully registered form, without coupons, and in denominations of $1,000 and integral multiples thereof. No service charge will be made for any transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

REDEMPTION

     Mandatory Redemption. The Notes are not subject to any mandatory sinking fund redemption prior to maturity.

     Optional Redemption. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after November 15, 2001 at the redemption prices (expressed as percentages of the principal amount of the Notes) set forth below plus in each case accrued and unpaid interest, if any, to the date of redemption, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

                                     YEAR                                PERCENTAGE
        ---------------------------------------------------------------  ----------
        2001...........................................................    105.688%
        2002...........................................................    103.792%
        2003...........................................................    101.896%
        2004 and thereafter............................................    100.000%

     In addition, at any time or from time to time on or prior to November 15, 1999, the Company may, at its option, redeem up to $30 million aggregate principal amount of the Notes with the net proceeds of one or more Public Equity Offerings, at a redemption price equal to 111 3/8% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption; provided, however, that (x) not less than $60 million aggregate principal amount of the Notes is outstanding immediately after giving effect to any such redemption (other than any Notes owned by the Company or any of its Affiliates) and (y) such redemption is effected within 90 days after the consummation of any such Public Equity Offering.

     "Public Equity Offering" means an underwritten public offering of Capital Stock (other than Disqualified Capital Stock) of the Company or IKS Holdings pursuant to an effective registration statement filed under the Securities Act; provided, however, that in the event of a Public Equity Offering by IKS Holdings, IKS Holdings shall contribute to the capital of the Company the portion of the net cash proceeds of such Public Equity Offering necessary to pay the aggregate redemption price, plus accrued and unpaid interest, if any, to the redemption date, of the Notes to be redeemed pursuant to the preceding paragraph.

     Selection and Notice. If less than all of the Notes are to be redeemed at any time, selection of the Notes to be redeemed will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a securities exchange, on a pro rata basis or by lot or any other method as the Trustee shall deem fair and appropriate; provided, however, that Notes redeemed in part shall only be redeemed in integral multiples of $1,000; provided, further, that any such redemption pursuant to the provisions relating to a Public Equity Offering shall be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of The Depository Trust Company or any other depositary), unless such method is otherwise prohibited. Notices of any optional or mandatory redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at such holder's registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed, and the Trustee shall authenticate and mail to the holder of the original Note a new
Note in principal amount equal to the unredeemed portion of the original Note promptly after the original Note has been canceled. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on, or Liquidated Damages, if any, with respect to, the Notes is subordinated, as set forth in the Indenture, in right of payment to the prior payment in full of all existing and future Senior Debt (including the indebtedness under the Senior Credit Facility). The Notes are senior subordinated indebtedness of the Company ranking pari passu with all other existing and future senior subordinated indebtedness of the Company.

     Upon any payment or distribution of cash, securities or other property of the Company to creditors upon any liquidation, dissolution or winding up of the Company, or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property or securities, an assignment for the benefit of creditors or any marshalling of the

Company's assets or liabilities, the holders of any Senior Debt of the Company will be entitled to receive payment in full, in cash or Cash Equivalents, of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the agreements governing such Senior Debt) before the holders of the Notes or the Trustee on behalf of such holders will be entitled to receive any payment or distribution with respect to the Notes.

     The Company also may not make any payment upon or in respect of the Notes (except from the trust described under "-- Defeasance" below) if (i) a default in the payment of the principal of, premium, if any, or interest on any Designated Senior Debt occurs and is continuing, whether at maturity or on a date fixed for prepayment or by declaration of acceleration or otherwise, or
(ii) the Trustee has received written notice ("Payment Blockage Notice") from the representative of any holders of Designated Senior Debt that a nonpayment default has occurred and is continuing with respect to such Designated Senior Debt that permits such holders to accelerate the maturity of such Designated Senior Debt. Payments on the Notes shall resume (and all past due amounts on the Notes, with interest thereon as specified in the Indenture, shall be paid) (i) in the case of a payment default in respect of any Designated Senior Debt, on the date on which such default is cured or waived or otherwise ceases to exist; and (ii) in the case of a nonpayment default in respect of any Designated Senior Debt, on the earlier of (a) the date on which such nonpayment default is cured or waived, or (b) 179 days after the date on which the Payment Blockage Notice with respect to such default was received by the Trustee, in each case, unless the maturity of any Designated Senior Debt has been accelerated and the Company has defaulted with respect to the payment of such Designated Senior Debt, or (c) the date on which such Payment Blockage Period (as defined below) shall have been terminated by written notice to the Company or the Trustee from the representative of the holders of Designated Senior Debt initiating such Payment Blockage Period. During any consecutive 365-day period, the aggregate number of days in which payments due on the Notes may not be made as a result of nonpayment defaults on Designated Senior Debt (a "Payment Blockage Period") shall not exceed 179 days, and there shall be a period of at least 186 consecutive days in each consecutive 365-day period during which no Payment Blockage Period is in effect. No event or circumstance that creates a nonpayment default under any Designated Senior Debt that (i) gives rise to the commencement of a Payment Blockage Period or (ii) exists at the commencement of or during any Payment Blockage Period shall be made the basis for the commencement of any subsequent Payment Blockage Period unless such default has been cured or waived for a period of not less than 90 consecutive days.

     As a result of the subordination provisions described above, holders of Notes may recover less ratably than creditors holding Senior Debt of the Company. In such circumstances, funds which would otherwise be payable to the holders of the Notes will be paid to the holders of the Senior Debt to the extent necessary to pay the Senior Debt in full in cash or Cash Equivalents, and the Company may be unable to meet its obligations fully with respect to the Notes.

     If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "-- Events of Default."

     As of September 30, 1996, on a pro forma basis after giving effect to Transactions, there would have been no Senior Debt of the Company outstanding, exclusive of unused commitments of $20.0 million that may be borrowed by the Company under the Senior Credit Facility.

     The Notes are also effectively subordinated to all existing and future liabilities, including indebtedness, of the Company's Subsidiaries. As of September 30, 1996, on a pro forma basis after giving effect to the Transactions, the Company's Subsidiaries would have had indebtedness of approximately $5.5 million (excluding China joint venture indebtedness of approximately $3.8 million, which is non-recourse to the Company, and excluding unused commitments of $5.0 million) and other liabilities of approximately $7.9 million reflected on the Company's consolidated balance sheet. Claims of creditors of the Company's Subsidiaries, including trade creditors, will generally have priority as to the assets of such Subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Notes.

CHANGE OF CONTROL

     In the event of a Change of Control, each holder of Notes will have the right, unless the Company has given a notice of redemption, subject to the terms and conditions of the Indenture, to require the Company to offer to purchase all or any portion (equal to $1,000 or an integral multiple thereof) of such holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the terms set forth below (a "Change of Control Offer").

     Other debt instruments of the Company may in the future restrict the Company's ability to purchase Notes pursuant to a Change of Control Offer. Moreover, such debt instruments may contain a "change of control" provision that is similar to the provision in the Indenture relating to a Change of Control, and the occurrence of such a "change of control" would constitute a default under such debt instruments. The Company's obligations under such debt instruments may represent obligations senior in right of payment to the Notes, and such debt instruments may not permit the purchase of the Notes absent consent of the lenders thereunder in the event of a Change of Control. Notwithstanding the foregoing, the failure of the Company to effect a Change of Control Offer would constitute an Event of Default under the Indenture.

     If the Company is unable to obtain the requisite consents and/or repay all indebtedness which restricts the Company's ability to repurchase the Notes upon the occurrence of a Change of Control, the Company may not be able to commence a Change of Control Offer to purchase the Notes within 30 days of the occurrence of the Change of Control. Such failure would constitute an Event of Default under the Indenture. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient assets to first satisfy its obligations under any other agreements relating to indebtedness, if accelerated, and then to purchase all of the Notes that might be delivered by holders seeking to accept a Change of Control Offer.

     On or before the 30th day following the occurrence of any Change of Control, the Company shall mail to each holder of Notes at such holder's registered address a notice stating: (i) that a Change of Control has occurred and that such holder has the right to require the Company to purchase all or a portion (equal to $1,000 or an integral multiple thereof) of such holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date"), which shall be a business day, specified in such notice, that is not earlier than 30 days or later than 60 days from the date such notice is mailed, (ii) the amount of accrued and unpaid interest, if any, as of the Change of Control Purchase Date, (iii) that any Note not tendered will continue to accrue interest, (iv) that, unless the Company defaults in the payment of the purchase price for the Notes payable pursuant to the Change of Control Offer, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on the Change of Control Purchase Date, (v) the procedures, consistent with the Indenture, to be followed by a holder of Notes in order to accept a Change of Control Offer or to withdraw such acceptance, and (vi) such other information as may be required by the Indenture and applicable laws and regulations.

     On the Change of Control Purchase Date, the Company will (x) accept for payment all Notes or portions thereof tendered pursuant to the Change of Control Offer, (y) deposit with the Paying Agent the aggregate purchase price of all Notes or portions thereof accepted for payment, and (z) deliver or cause to be delivered to the Trustee all Notes tendered pursuant to the Change of Control Offer. The Paying Agent shall promptly mail to each holder of Notes or portions thereof accepted for payment an amount equal to the purchase price for such Notes plus accrued and unpaid interest, if any, thereon, and the Trustee shall promptly authenticate and mail to each holder of Notes accepted for payment in part a new Note equal in principal amount to any unpurchased portion of the Notes, and any Note not accepted for payment in whole or in part shall be promptly returned to the holder of such Note. On and after a Change of Control Purchase Date, interest will cease to accrue on the Notes or portions thereof accepted for payment, unless the Company defaults in the payment of the purchase price therefor. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

     The Company will comply with the applicable tender offer rules, including the requirements of Section 14(e) and Rule 14e-1 under the Exchange Act, and all other applicable securities laws and regulations in connection with any Change of Control Offer and will be deemed not to be in violation of any of the covenants under the Indenture to the extent such compliance is in conflict with such covenants.

CERTAIN COVENANTS

     Limitation on Incurrence of Indebtedness. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create, incur, issue, assume or directly or indirectly guarantee or in any other manner become directly or indirectly liable for ("incur") any Indebtedness (including Acquired Debt), except that the Company may incur Indebtedness (including Acquired Debt) if, at the time of, and immediately after giving pro forma effect to, such incurrence of Indebtedness, the Consolidated Cash Flow Coverage Ratio of the Company for the most recently ended four fiscal quarters would be at least 2.0 to 1.0 if incurred during the period from the Issue Date through November 15, 1998, and 2.25 to 1.0 if incurred thereafter.

     The foregoing limitations do not apply to the incurrence of any of the following (collectively, "Permitted Indebtedness"), each of which are given independent effect:

          (i) Indebtedness of the Company arising under the Senior Credit Facility and Indebtedness of IKS Klingelnberg GmbH and its Subsidiaries arising under the German Subsidiary Facilities, in an aggregate principal amount not to exceed at any time outstanding the greater of (x) $30.0 million, less any permanent reduction in commitments thereunder, and (y) the sum, at such time, of (I) 85% of the consolidated book value of net accounts receivable of the Company and the Restricted Subsidiaries and (II) 60% of the consolidated book value of inventory of the Company and the Restricted Subsidiaries;

          (ii) Indebtedness of the Company represented by the Notes and the Exchange Notes;

          (iii) Indebtedness of the Company or any Restricted Subsidiary not covered by any other clause of this paragraph which is outstanding on the Issue Date ("Existing Indebtedness"), including certain Indebtedness of IKS Klingelnberg GmbH under the German Subsidiary Facilities outstanding on the Issue Date;

          (iv) Indebtedness owed by any Restricted Subsidiary to the Company or to another Restricted Subsidiary, or owed by the Company to any Restricted Subsidiary; provided, however, that any such Indebtedness shall at all times be held by a Person which is either the Company or a Restricted Subsidiary; provided, further, however, that upon either (a) the transfer or other disposition of any such Indebtedness to a Person other than the Company or another Restricted Subsidiary or (b) the sale, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of any such Restricted Subsidiary to a Person other than the Company or another Restricted Subsidiary, the incurrence of such Indebtedness shall be deemed to be an incurrence that is not permitted by this clause (iv);

          (v) Indebtedness of the Company or any Restricted Subsidiary arising with respect to Interest Rate Agreement Obligations and Currency Agreement Obligations incurred for the purpose of fixing or hedging interest rate risk or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding or with respect to any receivable or liability the payment of which is determined by reference to a foreign currency;

          (vi) Indebtedness represented by performance, completion, guarantee, surety and similar bonds provided by the Company or any Restricted Subsidiary in the ordinary course of business consistent with past practice;

          (vii) Any Indebtedness incurred in connection with or given in exchange for the renewal, extension, substitution, refunding, defeasance, refinancing or replacement, in whole or in part, (a "refinancing") of any Indebtedness incurred as permitted under the first paragraph of this covenant or any Indebtedness described in clauses (ii) or (iii) above and this clause (vii) ("Refinancing Indebtedness"); provided, however, that (a) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount (or accreted amount, if less) of the Indebtedness so refinanced (plus the premiums and reasonable expenses to be paid in connection therewith, which, with respect to such premiums, shall not exceed the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced); (b) if the Weighted Average Life to Maturity of the Indebtedness being refinanced is equal to or greater than the Weighted Average Life to Maturity of the Notes, the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced; (c) with respect to Refinancing Indebtedness other than Senior Debt incurred by the Company, such Refinancing Indebtedness shall rank no more senior than, and, if applicable, shall be at least as subordinated in right of payment to the Notes as, the Indebtedness being refinanced; and (d) the obligor on such Refinancing Indebtedness shall be the obligor on the Indebtedness being refinanced or the Company;

          (viii) Indebtedness of the Company or any Restricted Subsidiary (a) representing Capitalized Lease Obligations and any refinancings thereof and/or (b) in respect of Purchase Money Obligations for property acquired, constructed or improved in the ordinary course of business and any refinancings thereof, which taken together in the aggregate do not exceed $5 million at any time outstanding;

          (ix) commodity agreements entered into in the ordinary course of business to protect against fluctuations in the prices of raw materials and not for speculative purposes;

          (x) Indebtedness incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims or self-insurance;

          (xi) (a) Guarantees by the Company of Indebtedness of a Restricted Subsidiary permitted to be incurred under the Indenture, (b) Guarantees by any Restricted Subsidiary in accordance with the covenant entitled
     "-- Guarantees" below and (c) Guarantees by any Restricted Subsidiary of Senior Debt so long as such Restricted Subsidiary executes a Guarantee of the Notes on a senior subordinated basis;

          (xii) Indebtedness of the Company or any Restricted Subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that the maximum liability in respect of such Indebtedness shall not exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

          (xiii) Indebtedness of the Company or any Restricted Subsidiary in addition to that described in clauses (i) through (xii) above, and any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness incurred pursuant to this clause (xiii) does not exceed $5.0 million at any one time outstanding (which may be, but shall not be required to be, incurred, in whole or in part, under the Senior Credit Facility or the German Subsidiary Facilities).

     For purposes of determining any particular amount of Indebtedness under this covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included.

     Indebtedness of any Person which is outstanding at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with the Company or a Restricted Subsidiary shall be deemed to have been incurred at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with the Company or a Restricted Subsidiary, and Indebtedness which is assumed at the time of the acquisition of any asset shall be deemed to have been incurred at the time of such acquisition.

     Limitation on Restricted Payments. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment, unless at the time of and immediately after giving effect to the proposed Restricted Payment (with the value of any such Restricted Payment, if other than cash, to be determined reasonably and in good faith by the Board of Directors of the Company):

          (i) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (ii) the Company could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Limitation on Incurrence of Indebtedness"; and

          (iii) the aggregate amount of all Restricted Payments made after the Issue Date shall not exceed the sum of:

             (a) an amount equal to 50% of the Company's aggregate cumulative Consolidated Net Income accrued on a cumulative basis during the period (treated as one accounting period) beginning on the Issue Date and ending on the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit); plus

             (b) the aggregate amount of all net cash proceeds received since the Issue Date by the Company from the issuance and sale (other than to a Restricted Subsidiary) of, or equity contribution with respect to, Capital Stock (other than Disqualified Stock) and the principal amount of Indebtedness of the Company or any Restricted Subsidiary that has been converted into or exchanged for Capital Stock (other than Disqualified Stock), in any such case to the extent that such proceeds are not used (x) to redeem, repurchase, retire or otherwise acquire Capital Stock or any Indebtedness of the Company or any Restricted Subsidiary pursuant to clause (ii) of the next paragraph or (y) to make any Restricted Investment pursuant to clause (iv) of the next paragraph; plus

             (c) the amount of the net reduction in Investments in Unrestricted Subsidiaries resulting from (x) the payment of dividends or the repayment in cash of the principal of loans or the cash return on any Investment, in each case to the extent received by the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, (y) the release or extinguishment of any guarantee of Indebtedness of any Unrestricted Subsidiary, and (z) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued as provided in the definition of "Investment"), such aggregate amount of the net reduction in

        Investments not to exceed in the case of any Unrestricted Subsidiary the amount of Restricted Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; plus

             (d) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the amount of cash proceeds received with respect to such Restricted Investment, net of taxes and the cost of disposition, not to exceed the amount of Restricted Investments made after the Issue Date.

     The foregoing provisions do not prohibit the following actions (collectively, "Permitted Payments"):

          (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such payment would have been permitted under the Indenture (which payment shall be deemed to have been paid on such date of declaration for purposes of clause (iii) of the preceding paragraph);

          (ii) the redemption, repurchase, retirement or other acquisition of any Capital Stock or any Indebtedness of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary) of, or equity contribution with respect to, Capital Stock of the Company (other than any Disqualified Stock);

          (iii) any purchase or defeasance of Subordinated Indebtedness to the extent required upon a Change of Control or Asset Sale (as defined therein) by the indenture or other agreement or instrument pursuant to which such Subordinated Indebtedness was issued, but only if the Company (x) in the case of a Change of Control, has complied with its obligations under the provisions described under "-- Change of Control" or (y) in the case of an Asset Sale, has applied the Net Proceeds from such Asset Sale in accordance with the provisions described under "-- Limitation on Asset Sales";

          (iv) any Restricted Investment the sole consideration for which consists of, or is made with the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, or equity contribution with respect to, Capital Stock of the Company (other than any Disqualified Stock);

          (v) the making of payments by the Company to IKS Holdings in an amount not in excess of the income tax liability that the Company and its Subsidiaries would have been liable for if the Company and its Subsidiaries had filed consolidated tax returns on a stand-alone basis;

          (vi) distributions, loans or advances to IKS Holdings in an aggregate amount not to exceed $50,000 per annum sufficient to permit IKS Holdings to pay the ordinary operating expenses of IKS Holdings (including, without limitation, reasonable directors' fees and expenses, indemnification obligations and professional fees and expenses) directly related to IKS Holdings' ownership of Capital Stock of the Company (other than any expenses of CVC or any of its Affiliates);

          (vii) payments to IKS Holdings in amounts and at times necessary to permit the repurchase of Holdings Common Stock, Holdings Preferred Stock and Holdings Debentures from directors, officers and employees of the Company and its Subsidiaries who have died or whose employment has been terminated; provided that such payments shall not exceed $500,000 in any fiscal year plus any amount available for such payments hereunder since the Issue Date which have not been used for such purpose; provided, further, that in no event shall such payments exceed $2.0 million in any fiscal year;

          (viii) loans or advances to employees of the Company or any of its Subsidiaries which loans or advances exist on the Issue Date, a loan to John E. Halloran, the Company's President and Chief Executive Officer, to pay income taxes which will be incurred by him in connection with the Recapitalization not to exceed $250,000 and other loans or advances to employees of the Company or any Subsidiary to pay reasonable relocation expenses; and

          (ix) Restricted Investments in an amount such that the sum of the aggregate amount of Restricted Investments made pursuant to this clause
     (ix) after the Issue Date does not exceed $2.0 million at any one time outstanding;

provided, however, that in the case of clauses (iii), (vii), (viii) and (ix) of this paragraph, no Default or Event of Default shall have occurred and be continuing.

     For purposes of clause (iii) of the first paragraph of this covenant, the Permitted Payments referred to in clauses (i), (vii) and (ix) above shall be included in the aggregate amount of Restricted Payments made since the Issue Date, and any other Permitted Payments described above shall be excluded.

     Limitation on Asset Sales. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or other property sold or disposed of in the Asset Sale and (ii) at least 75% of such consideration consists of either cash or Cash Equivalents; provided, however, that for purposes of this covenant, "cash" shall include (x) the amount of any Indebtedness (other than any Indebtedness that is by its terms subordinated to the Notes) of the Company or such Restricted Subsidiary as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto that is assumed by the transferee of any such assets or other property in such Asset Sale (and excluding any liabilities that are incurred in connection with or in anticipation of such Asset Sale), but only to the extent that such assumption is effected on a basis such that there is no further recourse to the Company or any of the Restricted Subsidiaries with respect to such liabilities and (y) any notes, obligations or securities received by the Company or such Restricted Subsidiary from such transferee that are converted within 60 days by the Company or such Restricted Subsidiary into cash (to the extent of the cash received).

     Within 270 days after any Asset Sale, the Company or the applicable Restricted Subsidiary may elect to apply the Net Proceeds from such Asset Sale to (a) permanently reduce any Senior Debt of the Company or any Indebtedness of the applicable Restricted Subsidiary and/or (b) make an investment in, or acquire assets and properties that will be used in, the business of the Company and the Restricted Subsidiaries existing on the Issue Date or in businesses reasonably related thereto. Pending the final application of any such Net Proceeds, the Company or any Restricted Subsidiary may temporarily reduce Indebtedness of the Company under the Senior Credit Facility or temporarily invest such Net Proceeds in any Investments described under clauses (i) through
(iii) of the definition of Permitted Investments. Any Net Proceeds from an Asset Sale not applied or invested as provided in the first sentence of this paragraph within 270 days of such Asset Sale will be deemed to constitute "Excess Proceeds."

     Each date that the aggregate amount of Excess Proceeds in respect of which an Asset Sale Offer (as defined below) has not been made exceeds $5.0 million shall be deemed an "Asset Sale Offer Trigger Date." As soon as practicable, but in no event later than 20 business days after each Asset Sale Offer Trigger Date, the Company shall commence an offer (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds. Any Notes to be purchased pursuant to an Asset Sale Offer shall be purchased pro rata based on the aggregate principal amount of Notes outstanding, and all Notes shall be purchased at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. To the extent that any Excess Proceeds remain after completion of an Asset Sale Offer, the Company may use the remaining amount for general corporate purposes otherwise permitted by the Indenture. In the event that the Company is prohibited under the terms of any agreement governing outstanding Senior Debt of the Company from repurchasing Notes with Excess Proceeds pursuant to an Asset Sale Offer as set forth in the first sentence of this paragraph, the Company shall promptly use all Excess Proceeds to permanently reduce such outstanding Senior Debt of the Company. Upon the consummation of any Asset Sale Offer, the amount of Excess Proceeds shall be deemed to be reset to zero.

     Notice of an Asset Sale Offer shall be mailed by the Company not later than the 20th business day after the related Asset Sale Offer Trigger Date to each holder of Notes at such holder's registered address, stating: (i) that an Asset Sale Offer Trigger Date has occurred and that the Company is offering to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds (to the extent provided in the immediately preceding paragraph), at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of the purchase (the "Asset Sale Offer Purchase Date"), which shall be a business day, specified in such notice, that is not earlier than 30 days or later than 60 days from the date such notice is mailed, (ii) the amount of accrued and unpaid interest, if any, as of the Asset Sale Offer Purchase Date, (iii) that any Note not tendered will continue to accrue interest, (iv) that, unless the Company defaults in the payment of the purchase price for the Notes payable pursuant to the Asset Sale Offer, any Notes accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest after the Asset Sale Offer Purchase Date, (v) the procedures, consistent with the Indenture, to be followed by a holder of Notes in order to accept an Asset Sale Offer or to withdraw such acceptance, and (vi) such other information as may be required by the Indenture and applicable laws and regulations.

     On the Asset Sale Offer Purchase Date, the Company will (i) accept for payment the maximum principal amount of Notes or portions thereof tendered pursuant to the Asset Sale Offer that can be purchased out of Excess Proceeds from such Asset Sale that are to be applied to an Asset Sale Offer, (ii) deposit with the Paying Agent the aggregate purchase price of all Notes or portions thereof accepted for payment, and (iii) deliver or cause to be delivered to the Trustee all Notes tendered pursuant to the Asset Sale Offer. If less than all Notes tendered pursuant to the Asset Sale Offer are accepted for payment by the Company for any reason consistent with the Indenture, selection of the Notes to be purchased by the Company shall be in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis or by lot; provided, however, that Notes accepted for payment in part shall only be purchased in integral multiples of $1,000. The Paying Agent shall promptly mail to each holder of Notes or portions thereof accepted for payment an amount equal to the purchase price for such Notes plus accrued and unpaid interest, if any, thereon, and the Trustee shall promptly authenticate and mail to such holder of Notes accepted for payment in part a new Note equal in principal amount to any unpurchased portion of the Notes, and any Note not accepted for payment in whole or in part shall be promptly returned to the holder of such Note. On and after an Asset Sale Offer Purchase Date, interest will cease to accrue on the Notes or portions thereof accepted for payment, unless the Company defaults in the payment of the purchase price therefor. The Company will publicly announce the results of the Asset Sale Offer on or as soon as practicable after the Asset Sale Offer Purchase Date.

     The foregoing provisions do not apply to a transaction consummated in compliance with the provisions of the Indenture described under "-- Merger, Consolidation and Sale of Assets" below.

     The Company will comply with the applicable tender offer rules, including the requirements of Section 14(e) and Rule 14e-1 under the Exchange Act, and all other applicable securities laws and regulations in connection with any Asset Sale Offer and will be deemed not to be in violation of any of the covenants under the Indenture to the extent such compliance is in conflict with such covenants.

     Limitation on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness that is pari passu with or subordinated in right of payment to the Notes

(other than Permitted Liens) on any asset now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom to secure any such Indebtedness, unless (i) if such Lien secures Indebtedness which is pari passu with the Notes, then the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien or (ii) if such Lien secures Indebtedness which is subordinated to the Notes, any such Lien shall be subordinated to a Lien granted to the holders of the Notes in the same collateral as that securing such Lien to the same extent as such subordinated Indebtedness is subordinated to the Notes.

     Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause to become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions to the Company or any other Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (ii) make loans or advances to, or issue Guarantees for the benefit of, the Company or any other Restricted Subsidiary or (iii) transfer any of its properties or assets to the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (a) the Senior Credit Facility, (b) any German Subsidiary Facility,
(c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of an Acquired Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition); provided, however, that no such encumbrance or restriction is applicable to any Person, or the properties or assets of any Person, other than the Acquired Person, (e) by reason of customary non-assignment, subletting or net worth provisions in leases or other agreements entered into the ordinary course of business and consistent with past practices, (f) Purchase Money Indebtedness for property acquired in the ordinary course of business that impose restrictions only on the property so acquired, (g) an agreement for the sale or disposition of assets or the Capital Stock of a Restricted Subsidiary; provided, however, that such restriction or encumbrance is only applicable to such Restricted Subsidiary or assets, as applicable, and such sale or disposition otherwise is permitted by the provisions described under "-- Limitation on Asset Sales"; provided, further, however, that such restriction or encumbrance shall be effective only for a period from the execution and delivery of such agreement through a termination date not later than 270 days after such execution and delivery, (h) the Indenture and the Notes, (i) Indebtedness (including Refinancing Indebtedness) permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "-- Limitation on Incurrence of Indebtedness"; provided, however, that any such restrictions are ordinary and customary with respect to the type of Indebtedness being incurred, (j) encumbrances and restrictions imposed by Liens incurred in accordance with the covenant described under "-- Limitation on Liens", (k) customary provisions in joint venture agreements and other similar agreements, and (l) encumbrances and restrictions imposed by amendments, restatements, renewals, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such encumbrances and restrictions are, in the good faith judgment of the Company's Board of Directors, no more restrictive, in any material respect, than those contained in such contracts, instruments or obligations immediately prior to such amendment, restatement, renewal, replacement or refinancing.

     Limitation on Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company unless (1) such transaction or series of transactions is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could reasonably be obtainable at such time in a comparable transaction in arm's-length dealings with an unrelated third party, and

(2) the Company delivers to the Trustee (a) with respect to any transaction or series of transactions involving aggregate payments in excess of $500,000, an Officers' Certificate certifying that such transaction or series of related transactions complies with clause (1) above and (b) with respect to any transaction or series of transactions involving aggregate payments in excess of $2.0 million, an Officers' Certificate certifying that such transaction or series of related transactions has been approved by a majority of the members of the Board of Directors of the Company (and approved by a majority of the Independent Directors or, in the event there is only one Independent Director, by such Independent Director), and (c) with respect to any transaction or series of transactions involving aggregate payments in excess of $5.0 million, an opinion as to the fairness to the Company from a financial point of view issued by an investment banking firm of national standing. Notwithstanding the foregoing, this covenant will not apply to (i) employment agreements or compensation or employee benefit arrangements with any officer, director or employee of the Company or any of its Restricted Subsidiaries entered into in the ordinary course of business
(including customary benefits thereunder and including reimbursement or advancement of out-of-pocket expenses, and director's and officer's liability insurance), (ii) any transaction entered into by or among the Company or one of its Restricted Subsidiaries with one or more Restricted Subsidiaries of the Company, (iii) any transaction permitted by the second paragraph under "-- Limitation on Restricted Payments", (iv) transactions permitted by, and complying with, the provisions described under "-- Merger, Consolidation and Sale of Assets" and (v) transactions with suppliers or other purchases or sales of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the Indenture which, in the reasonable determination of the Board of Directors of the Company, are on terms no less favorable to the Company or its Restricted Subsidiaries than those that could reasonably have been obtained at such time from an unaffiliated party.

     Limitation on Designation of Unrestricted Subsidiaries. The Indenture provides that the Company will not designate any Subsidiary of the Company (other than a newly created Subsidiary in which no Investment has previously been made) as an "Unrestricted Subsidiary" under the Indenture (a "Designation") unless:

          (a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

          (b) immediately after giving effect to such Designation, the Company would be able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant described under "-- Limitation on Incurrence of Indebtedness"; and

          (c) the Company would not be prohibited under the Indenture from making an Investment at the time of Designation in an amount (the "Designation Amount") equal to the greater of (x) the book value of such Restricted Subsidiary on such date and (y) the Fair Market Value of such Restricted Subsidiary on such date.

In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant described under "-- Limitation on Restricted Payments" for all purposes of the Indenture in an amount equal to the Designation Amount.

     The Indenture further provides that the Company will not designate an Unrestricted Subsidiary as a Restricted Subsidiary (a "Redesignation"), unless:

          (a) no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

          (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Redesignation shall be deemed to have been incurred at such time and shall have been permitted to be incurred for all purposes of the Indenture.

     An Unrestricted Subsidiary shall be deemed to be redesignated as a Restricted Subsidiary at any time if (a) the Company or any other Restricted Subsidiary (i) provides credit support for, or a guarantee of, any Indebtedness of such Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) or (ii) is directly or indirectly liable for any Indebtedness of such Unrestricted Subsidiary or (b) a default with respect to any Indebtedness of such Unrestricted Subsidiary (including any right which the holders thereof may have to take enforcement action against it) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity, except in the case of clause (a) to the extent permitted under the covenant described above under the caption
" -- Limitation on Restricted Payments."

     The Company's Subsidiaries in China were designated Unrestricted Subsidiaries as of the Issue Date. All Designations (other than with respect to the Company's Subsidiaries in China) and Redesignations must be evidenced by Board Resolutions delivered to the Trustee certifying compliance with the foregoing provisions. Subsidiaries that are not designated by the Board of Directors as Restricted or Unrestricted Subsidiaries will be deemed to be Restricted Subsidiaries. The Designation of a Restricted Subsidiary as an Unrestricted Subsidiary shall be deemed a Designation of all of the Subsidiaries of such Unrestricted Subsidiary as Unrestricted Subsidiaries.

     Limitation on Incurrence of Senior Subordinated Indebtedness. The Company shall not, directly or indirectly, incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinated or junior in right of payment to any Senior Debt of the Company and senior in any respect in right of payment to the Notes. For purposes of this provision, no Indebtedness shall be deemed to be subordinated in right of payment to any other Indebtedness by reason of the fact that such other Indebtedness is secured by any Lien or is subject to a Guarantee.

     Guarantees. If the Company or any of its Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property (other than cash) to any Restricted Subsidiary that is not a Foreign Subsidiary, or if the Company or any of its Restricted Subsidiaries shall organize, acquire or otherwise invest in another Restricted Subsidiary that is not a Foreign Subsidiary, then such transferee or acquired or other Restricted Subsidiary shall (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee on a senior subordinated basis all of the Company's obligations under the Notes and the Indenture and (ii) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. The Indebtedness represented by any such Guarantee will be subordinated on the same basis to senior Indebtedness of the guarantor thereof as the Notes are subordinated to Senior Debt. The obligations of each guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such guarantor, result in the obligations of such guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

     Any such Guarantee will be released upon the sale of all of the Capital Stock, or all or substantially all of the assets, of the applicable guarantor if such sale is made in compliance with the Indenture.

     Provision of Financial Statements and Information. The Indenture provides that, following effectiveness of the Exchange Offer, whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will file with the Commission so long as any Notes are outstanding, the annual reports, quarterly reports and other periodic reports which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) if the Company were so subject, and such documents shall be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject; provided the Commission will accept such filings. The Company will also in any event (i) within 15 days of each Required Filing Date, file with the Trustee, and supply the Trustee with copies for delivery to the holders of the Notes, the annual reports, quarterly reports and other periodic reports which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) if the Commission will not accept the filing of such documents promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder of the Notes.

     The Company shall provide to any holder or any beneficial owner of Notes any information reasonably requested by such holder or such beneficial owner concerning the Company and its Subsidiaries (including financial statements) necessary in order to permit such holder or such beneficial owner to sell or transfer Notes in compliance with Rule 144A under the Securities Act.

     Additional Covenants. The Indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in The City of New York; (iii) maintenance of corporate existence; (iv) payment of taxes and other claims; (v) maintenance of properties; and (vi) maintenance of insurance.

MERGER, CONSOLIDATION AND SALE OF ASSETS

     The Indenture provides that the Company shall not, in any single transaction or series of related transactions, consolidate or merge with or into (whether or not the Company is the Surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) in one or more related transactions to, another Person, and the Company will not permit any Restricted Subsidiary to enter into any such transaction or series of related transactions if such transaction or series of related transactions, in the aggregate, would result in a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties and assets of the Company and the Restricted Subsidiaries, taken as a whole, to another Person, unless (i) the Surviving Person is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Surviving Person (if other than the Company) assumes all the obligations of the Company under the Notes, the Indenture and, if then in effect, the Registration Rights Agreement pursuant to a supplemental indenture or other written agreement, as the case may be, in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction, no Default or Event of Default shall have occurred and be continuing; (iv) immediately after giving effect to such transaction or series of related transactions, (A) in the case of a transaction involving the Company, the Surviving Person shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction or series of related transactions or (B) in the case of a transaction involving a Restricted Subsidiary of the Company, the Surviving Person shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of such Restricted Subsidiary immediately prior to such transaction or series of related transactions; and (v) after giving pro forma effect to such transaction, the Surviving Person would be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-- Limitation on Incurrence of Indebtedness." Notwithstanding clauses (iii), (iv) and (v) above, any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or another Restricted Subsidiary.

     In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraph in which the Company is not the Surviving Person, such Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company, and the Company shall be discharged from its obligations under, the Indenture, the Notes and the Registration Rights Agreement.

EVENTS OF DEFAULT

     The Indenture provides that each of the following constitutes an Event of
Default:

          (i) a default for 30 days in the payment when due of interest on, or Liquidated Damages (if any) with respect to, any Note (whether or not prohibited by the subordination provisions of the Indenture);

          (ii) a default in the payment when due of principal on any Note (whether or not prohibited by the subordination provisions of the Indenture), whether upon maturity, acceleration, optional or mandatory redemption, required repurchase or otherwise;

          (iii) failure to perform or comply with any covenant, agreement or warranty in the Indenture (other than the defaults specified in clauses (i) and (ii) above) which failure continues for 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the then outstanding Notes;

          (iv) the occurrence of one or more defaults under any agreements, indentures or instruments under which the Company or any Restricted Subsidiary then has outstanding Indebtedness in excess of $5.0 million in the aggregate and, if not already matured at its final maturity in accordance with its terms, such Indebtedness shall have been accelerated and such acceleration is not rescinded, annulled or cured within 10 days thereafter;

          (v) one or more judgments, orders or decrees for the payment of money in excess of $5.0 million, either individually or in the aggregate, shall be entered against the Company or any Restricted Subsidiary or any of their respective properties and which judgments, orders or decrees are not paid, discharged, bonded or stayed or stayed pending appeal for a period of 60 days after their entry; or

          (vi) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary.

     If any Event of Default (other than as specified in clause (vi) of the preceding paragraph with respect to the Company) occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may, and the Trustee at the request of such holders shall, declare all the Notes to be due and payable immediately by notice in writing to the Company, and to the Company and the Trustee if by the holders, specifying the respective Event of Default and that such notice is a "notice of acceleration," and the Notes shall become immediately due and payable. Notwithstanding the foregoing, in the case of an Event of Default arising from the events specified in clause (vi) of the preceding paragraph with respect to the Company, the principal of, premium, if any, and any accrued interest on all outstanding Notes shall ipso facto become immediately due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture.

     The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except (i) a continuing Default or Event of Default in the payment of the principal of, or premium, if any, or interest on, the Notes (which may be waived only with the consent of each holder of Notes affected), or (ii) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium or interest) if it determines that withholding notice is in their interest.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, interest on or Liquidated Damages, if any, with respect to any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

DEFEASANCE

     The Company may, at its option and at any time, elect to have the obligations of the Company discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have satisfied all other obligations under the Notes and the Indenture except for (i) the rights of holders of the outstanding Notes to receive, solely from the trust fund described below, payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment, (iii) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event that a covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "-- Events of Default" will no longer constitute Events of Default with respect to the Notes.

     In order to exercise either defeasance or covenant defeasance, (i) the Company shall irrevocably deposit with the Trustee, as trust funds in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the report of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance, as the case may be, and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as the case may be, had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax laws); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clause (vi) under the first paragraph under "-- Events of Default" is concerned, at any time during the period ending on the 91st day after the date of deposit;
(iv) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound; (v) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Indebtedness (other than holders of the Notes) and (B) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with and that no violations under agreements governing any other outstanding Indebtedness of the Company would result therefrom.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for the principal of, premium, if any, and interest to the date of deposit; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two paragraphs, the Indenture or the Notes may be amended or supplemented with the written consent of the holders of at least a majority in aggregate principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).

     Without the consent of each holder affected, an amendment or waiver shall not: (i) reduce the principal amount of the Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note, or alter or waive the provisions with respect to the redemption of the Notes in a manner adverse to the holders of the Notes other than with respect to a Change of Control Offer or an Asset Sale Offer, (iii) reduce the rate of or change the time for payment of interest on any Notes, (iv) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes (except that holders of at least a majority in aggregate principal amount of the then outstanding Notes may (a) rescind an acceleration of the Notes that resulted from a non-payment default, and (b) waive the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or Events of Default or the rights of holders of Notes to receive payments of principal of, or premium, if any, or interest on, the Notes, (vii) following the occurrence of a Change of Control, amend, change or modify the Company's obligation to make and consummate a Change of Control Offer in the event of a Change of Control or modify any of the provisions or definitions with respect thereto in a manner adverse to the holders of the Notes, or following the occurrence of an Asset Sale, amend, change or modify the Company's obligation to make and consummate an Asset Sale Offer or modify any of the provisions or definitions with respect thereto in a manner adverse to the holders of the Notes, or (viii) modify or change any of the provisions of the Indenture relating to the subordination of the Notes in a manner adverse to the holders of the Notes.

     Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes
(i) to cure any ambiguity, defect or inconsistency, (ii) to provide for uncertificated Notes in addition to or in place of certificated

Notes, (iii) to provide for the assumption of the Company's obligations to holders of the Notes in the event of any Disposition involving the Company in which the Company is not the Surviving Person, (iv) to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the rights of any such holder, (v) to release any Guarantee permitted to be released under the Indenture, or (vi) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

TRANSFER AND EXCHANGE

     The registered holder of a Note will be treated as the owner of it for all purposes. A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. Neither the Company nor the Registrar shall be required to issue, register the transfer of or exchange any Note (i) during a period beginning at the opening of business on the day that the Trustee receives notice of any redemption from the Company and ending at the close of business on the day the notice of redemption is sent to holders, (ii) selected for redemption, in whole or in part, except the unredeemed portion of any Note being redeemed in part may be transferred or exchanged, and (iii) during a Change of Control Offer or an Asset Sale Offer if such Note is tendered pursuant to such Change of Control Offer or Asset Sale Offer and not withdrawn.

THE TRUSTEE

     United States Trust Company of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

     The Indenture (including the provisions of the Trust Indenture Act incorporated by reference therein) contains limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict or resign.

GOVERNING LAW

     The Indenture and the Notes are governed by the laws of the State of New York, without regard to the principles of conflicts of law.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for the definition of all other terms used in the Indenture.

     "Acquired Debt" means, with respect to any specified Person, Indebtedness of any other Person (the "Acquired Person") existing at the time the Acquired Person merges with or into, or becomes a Restricted Subsidiary of, such specified Person, including Indebtedness incurred in connection with, or in contemplation of, the Acquired Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; provided, however, that Indebtedness of such Acquired Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Acquired Person merges with or into or becomes a Restricted Subsidiary of such specified Person shall not be Acquired Debt.

     "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms

"controlling," "controlled by" and "under common control with") of any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Asset Sale" means (i) any sale, lease, conveyance or other disposition by the Company or any Restricted Subsidiary of any assets (including by way of a sale-and-leaseback) other than in the ordinary course of business, or (ii) the issuance or sale of Capital Stock of any Restricted Subsidiary, in the case of each of (i) and (ii), whether in a single transaction or a series of related transactions, to any Person (other than to the Company or a Restricted Subsidiary and other than directors' qualifying shares) for Net Proceeds in excess of $250,000.

     "Capital Lease Obligation" of any Person means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease for property leased by such Person that would at such time be required to be capitalized on the balance sheet of such Person in accordance with GAAP.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person, including any Preferred Stock.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Rating Services or Moody's Investors Service, Inc.; (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor's Rating Services or at least P-1 from Moody's Investors Service, Inc.; (iv) certificates of deposit or bankers' acceptances (or, with respect to foreign banks, similar instruments) maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any member of the European Economic Community or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $200 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses
(i) through (v) above.

     "Cash Flow" means, with respect to any period, Consolidated Net Income for such period, plus, to the extent deducted in computing such Consolidated Net
Income: (i) extraordinary net losses, plus (ii) provision for taxes based on income or profits and any provision for taxes utilized in computing the extraordinary net losses under clause (i) hereof, plus (iii) Consolidated Interest Expense, plus (iv) depreciation, amortization and all other non-cash charges (including amortization of goodwill and other intangibles and any last-in, first-out (LIFO) provisions).

     "Change of Control" means the occurrence of any of the following events after the Issue Date: (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) (other than one or more Permitted Holders) is or becomes (including by merger, consolidation or otherwise) the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the voting power of the total outstanding Voting Stock of the Company or IKS Holdings; (ii) after the consummation of an initial public offering of any class of common stock of the Company or IKS Holdings, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors who have been appointed by CVC, Citicorp N.A. or any Affiliate of CVC, or any new directors whose election to such Board of Directors, or whose nomination for election by the stockholders of the Company, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such Board of Directors of the Company then in office; (iii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the terms of the Indenture); or (iv) the sale or other disposition (including by merger, consolidation or otherwise) of all or substantially all of the Capital Stock or assets of the Company to any Person or group (as defined in Rule 13d-5 of the Exchange Act) (other than to one or more of the Permitted Holders) as an entirety or substantially as an entirety in one transaction or a series of related transactions.

     "Consolidated Cash Flow Coverage Ratio" means, for any period, the ratio of
(i) the aggregate amount of Cash Flow for such period, to (ii) Consolidated Interest Expense for such period, determined on a pro forma basis after giving pro forma effect to (i) the incurrence of the Indebtedness giving rise to the calculation of the Consolidated Cash Flow Coverage Ratio and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, at the beginning of such period; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such period as if such Indebtedness was incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average balance of such Indebtedness at the end of each month during such period); (iii) in the case of Acquired Debt, the related acquisition as if such acquisition had occurred at the beginning of such period; and (iv) any acquisition or disposition by the Company and its Restricted Subsidiaries of any company or any business or any assets out of the ordinary course of business, or any related repayment of Indebtedness, in each case since the first day of such period, assuming such acquisition or disposition had been consummated on the first day of such period.

     "Consolidated Interest Expense" means, with respect to any period, the sum of (i) the interest expense of the Company and its Restricted Subsidiaries for such period, including, without limitation, (a) amortization of debt discount,
(b) the net payments, if any, under interest rate contracts (including amortization of discounts), (c) the interest portion of any deferred payment obligation and (d) accrued interest, plus (ii) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period, and all capitalized interest of the Company and its Restricted Subsidiaries, plus (iii) all dividends paid during such period by the Company and its Restricted Subsidiaries with respect to any Disqualified Stock (other than by any Restricted Subsidiary to the Company or any other Restricted Subsidiary and other than any dividend paid in Capital Stock (other than Disqualified Stock)), in each case, as determined on a consolidated basis in accordance with GAAP consistently applied.

     "Consolidated Net Income" means, with respect to any period, the net income (or loss) of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP consistently applied, adjusted to the extent included in calculating such net income (or loss), by excluding, without duplication, (i) all extraordinary gains and losses (less all fees and expenses relating thereto), (ii) the portion of net income (or loss) of the Company and its Restricted Subsidiaries allocable to interests in unconsolidated Persons or Unrestricted Subsidiaries, except to the extent of the amount of dividends or distributions actually paid to the

Company or its Restricted Subsidiaries by such other Person during such period,
(iii) for purposes of the covenant entitled " -- Limitation on Restricted Payments", net income (or loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a "pooling-of-interests" basis attributable to any period prior to the date of combination, (iv) net gains and losses (less all fees and expenses relating thereto) in respect of disposition of assets (including, without limitation, pursuant to sale and leaseback transactions) other than in the ordinary course of business, (v) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income to the Company is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, or (vi) the cumulative non-cash effect of any change in accounting principle.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such
Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Stock of such Person.

     "Currency Agreement Obligations" means the obligations of any person under a foreign exchange contract, currency swap agreement or other similar agreement or arrangement to protect such person against fluctuations in currency values.

     "Default" means any event that is, or after the giving of notice or passage of time or both would be, an Event of Default.

     "Designated Senior Debt" means (i) the Indebtedness under the Senior Credit Facility, and (ii) any other Senior Debt of the Company permitted to be incurred under the Indenture the principal amount of which is $25 million or more at the time of the designation of such Senior Debt as "Designated Senior Debt" by the Company in a written instrument delivered to the Trustee.

     "Disposition" means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person's assets.

     "Disqualified Stock" means (i) any Preferred Stock of any Restricted Subsidiary and (ii) that portion of any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than upon a change of control of the Company in circumstances where the holders of the Notes would have similar rights), in whole or in part on or prior to the stated maturity of the Notes.

     "Dollars" and "$" means lawful money of the United States of America.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

     "Foreign Subsidiary" means a Restricted Subsidiary not organized under the laws of the United States or any political subdivision thereof and the operations of which are located entirely outside the United States.

     "GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States of America, which are applicable as of the Issue Date and consistently applied.

     "German Subsidiary Facilities" means one or more credit facilities of IKS Klingelnberg GmbH, as the same may be amended, modified, renewed, refunded, replaced or refinanced from time to time, including (i) any related notes, letters of credit, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, and (ii) any notes, guarantees, collateral documents, instruments and agreements executed in connection with any such amendment, modification, renewal, refunding, replacement or refinancing.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Indebtedness" means, with respect to any Person, without duplication, and whether or not contingent, (i) all indebtedness of such Person for borrowed money or which is evidenced by a note, bond, debenture or similar instrument,
(ii) all obligations of such Person to pay the deferred or unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such service, (iii) all Capital Lease Obligations of such Person, (iv) all obligations of such Person in respect of letters of credit or bankers' acceptances issued or created for the account of such Person,
(v) to the extent not otherwise included in this definition, all net obligations of such Person under Interest Rate Agreement Obligations or Currency Agreement Obligations of such Person, (vi) all liabilities of others of the kind described in the preceding clause (i), (ii) or (iii) secured by any Lien on any property owned by such Person; provided, however, if the obligations secured by a Lien (other than a Permitted Lien not securing any liability that would itself constitute Indebtedness) on any assets or property have not been assumed by such Person in full or are not such Person's legal liability in full, the amount of such Indebtedness for purposes of this definition shall be limited to the lesser of the amount of Indebtedness secured by such Lien and the Fair Market Value of the property subject to such Lien, (vii) all Disqualified Stock issued by such Person and all Preferred Stock issued by a Subsidiary of such Person, and (viii) to the extent not otherwise included, any guarantee by such Person of any other Person's indebtedness or other obligations described in clauses (i) through
(vii) above. "Indebtedness" of the Company and the Restricted Subsidiaries shall not include current trade payables incurred in the ordinary course of business and payable in accordance with customary practices, and non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business which are not more than 90 days past due. The principal amount outstanding of any Indebtedness issued with original issue discount is the accreted value of such Indebtedness. Notwithstanding the foregoing, Indebtedness shall not include Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within 3 business days of the incurrence thereof.

     "Independent Director" means a director of the Company other than a director (i) who (apart from being a director of the Company or any Subsidiary of the Company) is an employee, associate or Affiliate of the Company or a Subsidiary of the Company, or (ii) who is a director, employee, associate or Affiliate of another party (other than the Company or any of its Subsidiaries) to the transaction in question.

     "Interest Rate Agreement Obligations" means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. "Investment" shall exclude travel and similar advances to officers and employees of the Company in the ordinary course of business and extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the Fair Market Value of the net assets of any Restricted Subsidiary (to the extent of the Company's equity interest in such Restricted Subsidiary) at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the Fair Market Value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided, however, that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

     "Issue Date" means the date on which the Notes are first issued under the Indenture.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any asset and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Liquidated Damages" means all liquidated damages owing under the Registration Rights Agreement.

     "Net Proceeds" means, with respect to any Asset Sale by any Person, the aggregate cash or Cash Equivalent proceeds received by such Person and/or its Affiliates in respect of such Asset Sale, which amount is equal to the excess, if any, of (i) the cash or Cash Equivalent received by such Person and/or its Affiliates (including any cash payments received by way of deferred payment pursuant to, or monetization of, a note or installment receivable or otherwise, but only as and when received) in connection with such Asset Sale, over (ii) the sum of (a) the amount of any Indebtedness that is secured by such asset and which is required to be repaid by such Person in connection with such Asset Sale, plus (b) all fees, commissions and other expenses incurred by such Person in connection with such Asset Sale, plus (c) provision for taxes, including income taxes, directly attributable to the Asset Sale or to required prepayments or repayments of Indebtedness with the proceeds of such Asset Sale, plus (d) if such Person is a Restricted Subsidiary, any dividends or distributions payable to holders of minority interests in such Restricted Subsidiary from the proceeds of such Asset Sale, plus (e) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such

Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; provided that upon the release of any such reserves, such amounts shall constitute "Net Proceeds" hereunder.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursement obligations, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Holders" means (i) CVC, (ii) Citicorp, N.A. or any other Affiliate of CVC, (iii) any officer, employee or director of CVC, (iv) the Management Investors and (v) in the case of any natural person specified in the foregoing clauses, any spouse or lineal descendant (including by adoption) of such person; provided, however, that in no event shall the persons specified in clauses (iii) through (v) be deemed "Permitted Holders" with respect to more than 30% of the voting power of the total outstanding Voting Stock of the Company or IKS Holdings in the aggregate.

     "Permitted Investments" means (i) any Investment in the Company or any Wholly-Owned Restricted Subsidiary (other than a Foreign Subsidiary) and any Investment (other than a transfer of property (excluding cash)) in a Foreign Subsidiary that is a Wholly-Owned Restricted Subsidiary; (ii) any investment in cash or Cash Equivalents; (iii) any Investment in a Person (an "Acquired Person") if, as a result of such Investment, (a) the Acquired Person becomes a Wholly-Owned Restricted Subsidiary, or (b) the Acquired Person either (1) is merged, consolidated or amalgamated with or into the Company or one of its Wholly-Owned Restricted Subsidiaries and the Company or such Wholly-Owned Restricted Subsidiary is the Surviving Person, or (2) transfers or conveys substantially all of its assets to, or is liquidated into, the Company or one of its Wholly-Owned Restricted Subsidiaries; provided that any Investment pursuant to this clause (iii) in a Person that is or becomes a Foreign Subsidiary shall not constitute the transfer of property (other than cash); (iv) Investments in accounts and notes receivable acquired in the ordinary course of business; (v) any notes, obligations or other securities received in connection with an Asset Sale that complies with the covenant described under "Limitations on Asset Sales" or any other disposition not constituting an "Asset Sale"; (vi) Interest Rate Obligations and Currency Agreement Obligations permitted pursuant to the second paragraph of the covenant described under "Limitation on Incurrence of Indebtedness" above; and (vii) investments in or acquisitions of Capital Stock or similar interests in Persons (other than Affiliates of the Company) received in the bankruptcy or reorganization of or by such Person or any exchange of such investment with the issuer thereof or taken in settlement of or other resolution of claims or disputes.

     "Permitted Liens" means (i) Liens on assets or property of the Company that secure Senior Debt of the Company and Liens on assets or property of a Restricted Subsidiary that secure Indebtedness of such Restricted Subsidiary;
(ii) Liens securing Indebtedness of a Person existing at the time that such Person is merged into or consolidated with the Company or a Restricted Subsidiary; provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of such Person; (iii) Liens on property acquired by the Company or a Restricted Subsidiary; provided, however, that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any other property; (iv) Liens in respect of Interest Rate Obligations and Currency Agreement Obligations permitted under the Indenture; (v) Liens in favor of the Company or any Restricted Subsidiary; (vi) Liens existing or created on the Issue Date; and (vii) Liens securing the Notes or the obligations of the Company to the Trustee under the Indenture.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Capital Stock of any other class of such Person.

     "Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of the Company or the Restricted Subsidiaries, and any additions and accessions thereto, which are purchased, constructed or improved by the Company or any Restricted Subsidiary at any time after the Issue Date; provided, however, that (i) any security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively, a "Security Agreement") shall be entered into within 90 days after the purchase or substantial completion of the construction or improvement of such assets and shall at all times be confined solely to the assets so purchased, constructed or improved, any additions and accessions thereto and any proceeds therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and (iii) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Security Agreement is entered into exceed 100% of the purchase price or cost of construction or improvement to the Company or any Restricted Subsidiary of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased, constructed or improved, any additions and accessions thereto and any proceeds therefrom.

     "Recapitalization Dividend" means the payment by the Company to IKS Holdings on the Issue Date of amounts necessary to consummate the Recapitalization.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Payment" means (i) any dividend or other distribution declared or paid on any Capital Stock of the Company (other than (A) dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) of the Company, (B) dividends or distributions payable to the Company or any Restricted Subsidiary or (C) the Recapitalization Dividend); (ii) any payment to purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company (other than the Recapitalization Dividend); (iii) any payment to purchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, any Subordinated Indebtedness other than the Recapitalization Dividend or a purchase, redemption, defeasance or other acquisition or retirement for value that is paid for with the proceeds of Refinancing Indebtedness that is permitted under the covenant described under "-- Certain Covenants -- Limitation on Incurrence of Indebtedness"; or (iv) any Restricted Investment.

     "Restricted Subsidiary" means each direct or indirect Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Senior Credit Facility" means the Senior Credit Facility, entered into on the Issue Date between the Company and the lenders named therein as the same may be amended, modified, renewed, refunded, replaced or refinanced from time to time, including (i) any related notes, letters of credit, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, and (ii) any notes, guarantees, collateral documents, instruments and agreements executed in connection with any such amendment, modification, renewal, refunding, replacement or refinancing.

     "Senior Debt" means the principal of and interest (including post-petition interest) on, and all other amounts owing in respect of, (x) the Senior Credit Facility and (y) any other Indebtedness incurred by the Company (including, but not limited to, reasonable fees and expenses of counsel and all other charges, fees and expenses incurred in connection with such Indebtedness), unless the instrument creating or evidencing such Indebtedness or pursuant to which such Indebtedness is outstanding expressly provides that such Indebtedness is on a parity with or subordinated in right of payment to the Notes. Notwithstanding the foregoing, Senior Debt shall not include (i) any Indebtedness for federal, state, local or other taxes, (ii) any Indebtedness of the Company to any of its Subsidiaries or any of its Affiliates,
(iii) any Indebtedness incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business or any obligations in respect of any such Indebtedness, (iv) any Indebtedness that is incurred in violation of the Indenture, (v) Indebtedness evidenced by the Notes or (vi) Indebtedness of the Company that is expressly subordinate or junior in right of payment (other than as a result of the Indebtedness being unsecured) to any other Indebtedness of the Company.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act, as such Regulation S-X is in effect on the Issue Date.

     "Subordinated Indebtedness" means Indebtedness of the Company subordinated in right of payment to the Notes.

     "Subsidiary" of a Person means (i) any corporation more than 50% of the outstanding voting power of the Voting Stock of which is owned or controlled, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof, or
(ii) any limited partnership of which such Person or any Subsidiary of such Person is a general partner, or (iii) any other Person (other than a corporation or limited partnership) in which such Person or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries thereof, directly or indirectly, has more than 50% of the outstanding ownership or similar interests or has the power, by contract or otherwise, to direct or cause the direction of the policies, management and affairs thereof.

     "Surviving Person" means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

     "Unrestricted Subsidiary" means (i) Shanghai IKS Mechanical Blade Company, Ltd., (ii) Shanghai IKS Lida Mechanical Blade Company, Ltd. and (iii) any other Subsidiary of the Company designated as such pursuant to and in compliance with the covenant described under "-- Limitation on Designations of Unrestricted Subsidiaries" and not redesignated a Restricted Subsidiary in compliance with such covenant.

     "Voting Stock" of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment at final maturity, in respect thereof, with (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding aggregate principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary with respect to which all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company or a Surviving Person of any Disposition involving the Company, as the case may be.

                         BOOK-ENTRY; DELIVERY AND FORM

     Except as set forth below, the New Notes will initially be issued in the form of one or more registered notes in global form without coupons (each, a "Global Note"). Upon issuance, each Global Note will be deposited with, or on behalf of, the Depository Trust Company (the "Depository") and registered in the name of Cede & Co., as nominee of the Depository.

     If a holder tendering Existing notes so requests, such holder's New Notes will be issued as described below under "Certificated Securities" in registered form without coupons (the "Certificated Securities").

     The Depository has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to Section 17A of the Exchange Act. The Depository was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. The Depository's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

     The Company expects that pursuant to procedures established by the Depository (i) upon deposit of the Global Notes, the Depository will credit the accounts of Participants who elect to exchange Existing Notes with an interest in the Global Note and (ii) ownership of the New Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interest of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments.

     So long as the Depository or its nominee is the registered owner of a Global Note, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have New Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Securities, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instruction or approval to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in New Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depository's system, or to otherwise take action with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     The Company understands that under existing industry practice, in the event the Company requests any action of holders or an owner of a beneficial interest in a Global Note desires to take any action that the Depository, as the holder of such Global Note, is entitled to take, the Depository would authorize the Participants to take such action and the Participant would authorize persons owning through such Participants to take such action or would otherwise act upon the instruction of such persons. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of New Notes by the Depository, or for maintaining, supervising or reviewing any records of the Depository relating to such New Notes.

     Payments with respect to the principal of, premium, if any, and interest on any New Notes represented by a Global Note registered in the name of the Depository or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depository or its nominee in its capacity as the registered holder of the Global Note representing such New Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the New Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payment and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of New Notes (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of the Depository. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

CERTIFICATED SECURITIES

     If (i) the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, then, upon surrender by the Depository of its Global Notes, Certificated Securities will be issued to each person that the Depository identifies as the beneficial owner of the New Notes represented by the Global Note. In addition, any person having a beneficial interest in a Global Note or any holder of Existing Notes whose Existing Notes have been accepted for exchange may, upon request to the Trustee or the Exchange Agent, as the case may be, exchange such beneficial interest or Existing Notes for Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depository or any Participant or Indirect Participant in identifying the beneficial owners of the related New Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from the Depository for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued).

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


     In the opinion of Dechert Price & Rhoads, counsel to the Company, the following discussion summarizes the material United States federal income tax consequences of the Exchange Offer to a holder of Existing Notes that is an individual citizen or resident of the United States or a United States corporation that purchased the Existing Notes pursuant to their original issue (a "U.S. Holder"). It is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations, and judicial and administrative determinations, all of which are subject to change at any time, possibly on a retroactive basis. The following relates only to the Existing Notes, and the New Notes received therefor, that are held as "capital assets" within the meaning of Section 1221 of the Code by U.S. Holders. It does not discuss state, local, or foreign tax consequences, nor does it discuss tax consequences to subsequent purchasers (persons who did not purchase the Existing Notes pursuant to their original issue), or to categories of holders that are subject to special rules, such as foreign persons, tax-exempt organizations, insurance companies, banks, and dealers in stocks and securities. Tax consequences may vary depending on the particular status of an investor. No rulings will be sought from the Internal Revenue Service with respect to the federal income tax consequences of the Exchange Offer.

     THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO EXCHANGE EXISTING NOTES FOR NEW NOTES. EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS AND OTHER TAX LAWS TO ITS PARTICULAR SITUATION BEFORE DETERMINING WHETHER TO EXCHANGE EXISTING NOTES FOR NEW NOTES.


THE EXCHANGE OFFER


     The exchange of Existing Notes pursuant to the Exchange Offer should be treated as a continuation of the corresponding Existing Notes because the terms of the New Notes are not materially different from the terms of the Existing Notes. Accordingly, such exchange should not constitute a taxable event to U.S. Holders and, therefore, (i) no gain or loss should be realized by a U.S. Holders upon receipt of a New Note, (ii) the holding period of the New Note should include the holding period of the Existing Note exchanged therefor and (iii) the adjusted tax basis of the New Note should be the same as the adjusted tax basis of the Existing Note exchanged therefor immediately before the exchange.


STATED INTEREST

     Stated interest on a Note will be taxable to a U.S. Holder as ordinary interest income at the time that such interest accrues or is received, in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes. The Notes are not considered to have been issued with original issue discount for federal income tax purposes.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

     A U.S. Holder's tax basis in a Note generally will be its cost. A U.S. Holder generally will recognize gain or loss on the sale, exchange or retirement of a Note in an amount equal to the difference between the amount realized on the sale, exchange or retirement and the tax basis of the Note. Gain or loss recognized on the sale, exchange or retirement of a Note (excluding amounts received in respect of accrued interest, which will be taxable as ordinary interest income) generally will be capital gain or loss and will be long-term capital gain or loss if the Note was held for more than one year.

BACKUP WITHHOLDING

     Under certain circumstances, a U.S. Holder of a Note may be subject to "backup withholding" at a 31% rate with respect to payments of interest thereon or the gross proceeds from the disposition thereof. This withholding generally applies if the U.S. Holder fails to furnish his or her social security number or other taxpayer identification number in the specified manner and in certain other circumstances. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against such U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS. Corporations and certain other entities described in the Code and Treasury regulations are exempt from backup withholding if their exempt status is properly established.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Existing Notes where such Existing Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Effective Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such
resale. In addition, until             , 1997 (90 days after the date of this
Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market price or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Existing Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Existing Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the New Notes offered hereby will be passed upon for the Company by Dechert Price & Rhoads, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Report of Independent Auditors.......................................................   F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995.........................   F-3
Consolidated Statements of Income for the years ended
  December 31, 1993, 1994 and 1995...................................................   F-4
Consolidated Statements of Changes in Shareholders' Equity for the years ended
  December 31, 1993, 1994 and 1995...................................................   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1993, 1994 and 1995...................................................   F-6
Notes to Consolidated Financial Statements...........................................   F-7

Consolidated Balance Sheet as of September 30, 1996 (unaudited)......................  F-17
Consolidated Statements of Income for the nine month periods ended September 30, 1995 and 1996 (unaudited)...............................................................  F-18
Consolidated Statement of Changes in Shareholders' Equity for the nine month period ended September 30, 1996 (unaudited)...............................................  F-19
Consolidated Statements of Cash Flows for the nine month periods ended September 30,
  1995 and 1996 (unaudited)..........................................................  F-20
Note to Consolidated Financial Statements (unaudited)................................  F-21

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
International Knife & Saw, Inc.

     We have audited the accompanying consolidated balance sheets of International Knife & Saw, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, cash flows and schedule for each of the three years in the period ended December 31, 1995. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Knife & Saw, Inc. and Subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                                ERNST & YOUNG LLP


Cincinnati, Ohio
September 12, 1996, except for Note 17,
as to which the date is November 6, 1996

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                         -------------------
                                                                          1994        1995
                                                                         -------     -------
                                                                         (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 6,574     $10,273
  Accounts receivable, trade, less allowances for doubtful accounts of
     $2,084 and $1,105.................................................   16,468      18,644
  Notes receivable (Note 12)...........................................    1,483          --
  Other receivables....................................................      854         851
  Inventories (Note 3).................................................   21,765      29,036
  Prepaid expenses, deferred taxes and sundry..........................    1,135         978
                                                                         -------     -------
Total current assets...................................................   48,279      59,782
Other assets:
  Cash value of life insurance (Note 4)................................      350         375
  Notes receivable (Note 12)...........................................    1,093         235
  Advances and investments (Note 15)...................................      376       1,158
  Cost in excess of net assets acquired................................      742       1,272
  Deposits, deferred charges and sundry................................       97         148
                                                                         -------     -------
                                                                           2,658       3,188
Property, plant and equipment (Notes 6 and 8):
  Cost.................................................................   43,077      47,042
  Less accumulated depreciation and amortization.......................   21,373      24,315
                                                                         -------     -------
Property, plant and equipment, net.....................................   21,704      22,727
                                                                         -------     -------
Total assets...........................................................  $72,641     $85,697
                                                                         =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable (Note 7)...............................................  $ 4,359     $10,270
  Current portion of long-term debt (Note 7)...........................      609         699
  Current portion -- capitalized lease obligation (Note 8).............      140         128
  Accounts and drafts payable..........................................    5,858       7,402
  Accrued and sundry liabilities (Note 9)..............................    3,980       4,765
  Due to parent........................................................    2,646       3,954
                                                                         -------     -------
Total current liabilities..............................................   17,592      27,218
Long-term debt, less current portion (Note 7)..........................   12,087      12,747
Capitalized lease, less current portion (Note 8).......................    4,566       3,512
Deferred taxes.........................................................    1,625       1,852
Deferred income (Note 8)...............................................      576         580
Other liabilities (Note 5).............................................    1,461       1,759
Shareholders' equity (Note 2):
  Common stock, no par value -- authorized-580,000 shares; issued --
     526,904 shares; outstanding -- 481,971 shares.....................        5           5
  Additional paid-in capital...........................................    8,125       8,125
  Retained earnings....................................................   29,719      32,557
  Cumulative foreign currency translation adjustment...................      317         774
  Treasury stock, at cost..............................................   (3,432)     (3,432)
                                                                         -------     -------
Total shareholders' equity.............................................   34,734      38,029
                                                                         -------     -------
Total liabilities and shareholders' equity.............................  $72,641     $85,697
                                                                         =======     =======

                            See accompanying notes.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                              1993        1994         1995
                                                             -------     -------     --------
                                                             (IN THOUSANDS)
Net sales..................................................  $84,964     $92,447     $107,030
Cost of sales..............................................   60,391      62,273       76,057
                                                             -------     -------     --------
                                                              24,573      30,174       30,973
Selling, general and administrative expenses...............   17,005      18,490       20,363
Other......................................................      342         571          589
                                                             -------     -------     --------
                                                               7,226      11,113       10,021
Other expenses (income):
  Interest income..........................................     (270)       (179)        (411)
  Interest expense.........................................    2,174       1,906        1,827
  Sundry, net..............................................      177         541         (249)
                                                             -------     -------     --------
                                                               2,081       2,268        1,167
                                                             -------     -------     --------
Income before income taxes.................................    5,145       8,845        8,854
Provision for income taxes (Note 10).......................    1,951       3,663        3,606
                                                             -------     -------     --------
          Net income.......................................  $ 3,194     $ 5,182     $  5,248
                                                             =======     =======     ========

                            See accompanying notes.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                   CUMULATIVE
                                                                     FOREIGN
                                           ADDITIONAL               CURRENCY                    TOTAL
                                  COMMON    PAID-IN     RETAINED   TRANSLATION   TREASURY   SHAREHOLDERS'
                                  STOCK     CAPITAL     EARNINGS   ADJUSTMENT     STOCK        EQUITY
                                  ------   ----------   --------   -----------   --------   -------------
                                  (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at January 1, 1993.......   $5       $7,771     $ 21,343      $  60      $ (4,077)     $25,102
  Net income.....................                          3,194                                 3,194
  Foreign currency translation
     adjustment..................                                      (234)                      (234)
                                    --
                                           ----------   --------   -----------   --------   -------------

Balance at December 31, 1993.....    5        7,771       24,537       (174)       (4,077)      28,062
  Net income.....................                          5,182                                 5,182
  Foreign currency translation
     adjustment..................                                       491                        491
  Sale of 15,500 treasury
     shares......................               354                                   645          999
                                    --
                                           ----------   --------   -----------   --------   -------------

Balance at December 31, 1994.....    5        8,125       29,719        317        (3,432)      34,734
  Net income.....................                          5,248                                 5,248
  Foreign currency translation
     adjustment..................                                       457                        457
  Cash dividends.................                         (2,410)                               (2,410)
                                    --
                                           ----------   --------   -----------   --------   -------------

Balance at December 31, 1995.....   $5       $8,125     $ 32,557      $ 774      $ (3,432)     $38,029
                                  =======  ========     ========   =========     ========   ===========

                            See accompanying notes.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1993        1994        1995
                                                             --------     -------     -------
                                                             (IN THOUSANDS)
OPERATING ACTIVITIES
Net income.................................................. $  3,194     $ 5,182     $ 5,248
Adjustments to reconcile net income to net cash provided
  (used) by operating activities:
  Depreciation and amortization.............................    3,169       3,522       3,786
  Deferred income taxes.....................................      160          88         387
  (Gain) loss on sale of fixed assets.......................     (192)       (124)          4
  Changes in operating assets and liabilities net of effects from purchases of operations:
     Accounts receivable....................................     (387)     (2,142)     (2,176)
     Inventories............................................      942        (938)     (7,271)
     Prepaid and sundry.....................................      780         269         (53)
     Accounts and drafts payable............................    1,006         753       1,544
     Accrued and sundry liabilities.........................   (1,818)        205       1,083
     Other, net.............................................      (70)         58         436
                                                             --------     -------     -------
Net cash provided by operating activities...................    6,784       6,873       2,988
INVESTING ACTIVITIES
Purchases of operations, net of cash acquired...............   (1,046)         --      (1,488)
Purchases of fixed assets...................................   (9,112)     (3,383)     (4,663)
Proceeds from sale of fixed assets..........................      362       1,153          24
Decrease (increase) in notes and other receivables..........   (3,468)        (21)      2,344
                                                             --------     -------     -------
Net cash used in investing activities.......................  (13,264)     (2,251)     (3,783)
FINANCING ACTIVITIES
Increase (decrease) in amounts due to parent and
  affiliates................................................    1,526      (1,626)      1,308
Increase in notes payable and long-term debt................    3,114       1,875       5,596
Cash received on sale of treasury stock.....................       --         515          --
Dividends paid..............................................       --          --      (2,410)
                                                             --------     -------     -------
Net cash provided by financing activities...................    4,640         764       4,494
                                                             --------     -------     -------
Increase (decrease) in cash and cash equivalents............   (1,840)      5,386       3,699
Cash and cash equivalents at beginning
  of period.................................................    3,028       1,188       6,574
                                                             --------     -------     -------
Cash and cash equivalents at end of period.................. $  1,188     $ 6,574     $10,273
                                                             ========     =======     =======

                            See accompanying notes.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1. SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of International Knife & Saw, Inc. ("IKS") and its consolidated subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

  Inventories

     Inventories are stated at the lower of cost or market. Cost in the United States is determined principally by use of the last-in, first-out method. Subsidiaries use the first-in, first-out method.

  Depreciation

     Depreciation is computed by the straight-line method based on the estimated useful lives of the assets. Depreciation expense includes amortization of assets recorded under capitalized leases.

  Amortization of Intangibles

     The excess of cost over net assets acquired is being amortized over 10 years by the straight-line method.

  Income Taxes

     Deferred taxes are provided for accumulated temporary differences due to basis differences for assets and liabilities for financial reporting and income tax purposes. The Company's temporary differences are due to accelerated depreciation, allowances for doubtful accounts, expenses not currently deductible, and income not currently taxable.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


  Revenue Recognition



     Revenue from product sales is recognized when the product is shipped and revenue from services is recognized as the services are performed. Revenue is reduced for estimated customer returns and allowances.


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2. PARENT AND SUBSIDIARIES

     The Company is a majority-owned subsidiary of The Klingelnberg Corporation ("TKC").

     As of December 31, 1993, 1994 and 1995, the Company owned 100% of the outstanding common stock of IKS Canadian Knife & Saw Ltd. ("CKS"), a Canadian corporation.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

     As of December 31, 1993, 1994 and 1995 the Company owned 100% of the common shares of IKS Klingelnberg GmbH ("IKG") and its wholly-owned subsidiary IKS Messerfabrik Geringswalde GmbH ("IGG"), and as of December 31, 1994 and 1995 its wholly-owned subsidiaries IKS Klingelnberg FAR EAST GmbH ("IFE"), and IKS Klingelnberg ASIA Pte. Ltd. ("IKA"). Their results of operations are included in the Company's consolidated financial statements. During 1995, the Company increased its investment in PT Bevenmas Jaya (PTB), an Indonesian corporation, thereby owning a 100% interest at December 31, 1995. In prior years, the investment was recorded using the equity method of accounting. PTB's financial statements are not material to the results of operations and financial position of the Company's consolidated financial statements.

     The Company maintains the accounting records and prepares the financial statements of its subsidiaries in their respective functional currencies. The accompanying financial statements, which include the effect of the consolidated results of operations of these companies, are expressed in U.S. dollar equivalents in accordance with generally accepted accounting principles. It should not be construed that the assets and liabilities included at U.S. dollar equivalents can actually be realized in or extinguished by U.S. dollars at the exchange rates used in translation.

3. INVENTORIES

                                                                    DECEMBER 31,
                                                                 -------------------
                                                                  1994        1995
                                                                 -------     -------
        Purchased finished goods...............................  $ 6,444     $ 9,806
        Manufactured finished goods............................    6,433       7,640
        Work in process........................................    4,190       5,307
        Raw materials..........................................    4,156       5,563
        Supplies...............................................      542         720
                                                                 -------     -------
                                                                 $21,765     $29,036
                                                                 =======     =======

     Inventories include approximately $12,949 in 1994 and $16,216 in 1995 determined by the LIFO method. If the cost of LIFO inventories had been determined by the FIFO method for financial reporting, they would have been approximately $2,400 and $3,030 higher than the amounts reported at December 31, 1994, and 1995, respectively.

4. LIFE INSURANCE

     The Company is the beneficiary under life insurance policies with a total face amount of $4,400 at December 31, 1995 covering the lives of certain of its officers and former officers. The policies have total cash values of $350 and $375 at December 31, 1994 and 1995, respectively.

5. OTHER LIABILITIES

     Included in other liabilities are amounts for deferred compensation plans for certain officers and former officers of $482 and $499 at December 31, 1994 and 1995, respectively. The plans provide for a maximum payment of $25 annually to each officer or beneficiary for a period of ten years commencing at retirement or death.

     IKG has a pension plan covering a majority of German employees who qualify as to age and length of service. Entrance into the plan is at age 30 with defined benefits payable at age 65. Vesting requirements vary dependent upon employment category, contracts and years of service requirements which range from five to fifteen years. Benefits are paid directly by IKG and are not separately funded. The accrued liability at December 31, 1994 and 1995 amounted to $978 and $1,259, respectively, which represented the actuarial computation for the future liability.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

6. PROPERTY, PLANT AND EQUIPMENT

                                                                        DECEMBER 31,
                                                                     -------------------
                                                                      1994        1995
                                                                     -------     -------
    Capitalized leases -- land and buildings.......................  $ 5,371     $ 4,341
    Land and land improvements.....................................    2,046       2,090
    Buildings and leasehold improvements...........................    5,803       6,255
    Machinery and equipment........................................   25,226      28,896
    Furniture and fixtures.........................................    2,613       3,036
    Motor vehicles.................................................    2,018       2,424
                                                                     -------     -------
                                                                     $43,077     $47,042
                                                                     =======     =======

     Amortization expense on assets recorded under capitalized leases is included with depreciation expense. Accumulated amortization on assets recorded under capitalized leases was $1,390 and $1,386 at December 31, 1994 and 1995, respectively.


     Depreciation and amortization are provided for on the straight-line method over the following estimated useful lives:



     Capitalized leases - land and buildings: 15 to 40 years


     Land improvements: 15 years


     Buildings and leasehold improvements: 15 to 40 years


     Machinery and equipment: five to 10 years


     Furniture and fixtures: 10 years


     Motor vehicles: three years


7. NOTES PAYABLE AND LONG-TERM DEBT

                                                                        DECEMBER 31,
                                                                     -------------------
                                                                      1994        1995
                                                                     -------     -------
    Notes payable:
      Notes payable on demand in Deutsche Marks to German banks, issued under revolving credit agreements, interest payable
         quarterly.................................................  $ 4,359     $ 9,467
      Note payable related to acquisition..........................       --         803
                                                                     -------     -------
                                                                     $ 4,359     $10,270
                                                                     =======     =======
    Long-term debt:
      Term loan payable in U.S. dollars to a German bank...........  $ 5,000     $ 5,000
      Note payable in Deutsche Marks to a U.S. bank................    3,226       3,478
      Notes payable in Deutsche Marks to a German bank.............    4,173       4,688
      Other........................................................      297         280
                                                                     -------     -------
                                                                      12,696      13,446
    Less current portion...........................................      609         699
                                                                     -------     -------
                                                                     $12,087     $12,747
                                                                     =======     =======

     Current agreements with banks provide for lines of credit under revolving credit agreements and long-term loans payable up to $20,155 of which $17,633 is outstanding at December 31, 1995.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

     The agreements contain certain restrictive covenants that the Company has complied with at December 31, 1995. The interest rates under the lines of credit are variable (3.5% to 6.1325% at December 31, 1995), being based on, among other things, the prevailing prime rate and the source of borrowed funds, whether from the domestic money supply, Deutsche Marks, or from Eurodollars.

     The note payable of $803 is payable in a single payment in 1996. Interest is due at time note matures at an annual rate of 6.5%.

     The term loan of $5,000 is payable in a single payment in 1997. Interest is paid semi-annually at 6.9%.

     The note payable of $3,478 is payable in a single payment of 5,000 Deutsche Marks on January 1, 1997. Interest is paid semi-annually at 5.75%.

     The notes payable of $4,688 are payable in 6,739 Deutsche Marks, with maturities that extend to 2004 at rates of 5.75% to 7.75%.

     Land and building in Germany having a net book value of $4,537 are pledged as collateral for the German revolving credit agreements and the German bank notes payable.

     At December 31, 1995, the fair value of the Company's outstanding debt approximates its carrying value.

     At December 31, 1995, the total amounts due each year as minimum payments under long-term debt were as follows:

            1996......................................................  $   699
            1997......................................................    9,468
            1998......................................................      709
            1999......................................................      640
            2000......................................................      619
            Thereafter................................................    1,311
                                                                        -------
                                                                        $13,446
                                                                        =======


     Cash paid for interest amounted to $2,287, $1,874 and $1,809 in the years ended December 31, 1993, 1994 and 1995, respectively.



8. CAPITALIZED LEASES


     The Company leases land and buildings from related parties under agreements accounted for as capital leases. The leases have primary terms ranging from two to five years and generally contain renewal options. Accordingly, the Company has recorded the land and buildings under the lease agreements as property, plant and equipment and the corresponding indebtedness is recorded as a liability. Certain of the land and buildings had been previously owned by the Company prior to their sale to and subsequent leaseback from the related parties. The price for the properties and the rental amounts were based upon appraisals by independent real estate appraisers. The Company's gain on these sales is being amortized over the remaining lives of the buildings, which ranged from 15 to 30 years.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

     During 1994, the Company entered into a capital lease in the amount of $288 with a related party for land and buildings. During 1995, a $1,030 capital lease for land and building with a related party was terminated.

     On July 25, 1996, the Company purchased the land and buildings formerly under the capital lease with related parties for $5,600. The price was based upon appraisals by independent real estate appraisers. No gain or loss was recognized by the Company on this transaction.

     At December 31, 1995, the total amounts due each year as minimum payments under capitalized leases were as follows:

            1996........................................................  $  494
            1997........................................................     494
            1998........................................................     494
            1999........................................................     494
            2000........................................................     494
            Thereafter..................................................   5,918
                                                                          ------
                                                                           8,388
            Less interest...............................................   4,748
                                                                          ------
            Present value of minimum debt payments......................  $3,640
                                                                          ======

9. ACCRUED AND SUNDRY LIABILITIES

                                                                         DECEMBER 31,
                                                                       -----------------
                                                                        1994       1995
                                                                       ------     ------
     Salaries, wages and bonuses.....................................  $  970     $  970
     Profit sharing and 401(k) plans.................................     795        809
     Commissions.....................................................     500        471
     Interest........................................................     163        181
     Taxes, other than income taxes..................................      88        199
     Withholdings....................................................     469        227
     Medical insurance...............................................     351        596
     Professional fees...............................................      27         56
     Customer payment advances and credits...........................      99        317
     Accrued warranties..............................................     308        382
     Accrued indemnity...............................................      55        203
     Sundry..........................................................     155        354
                                                                       ------     ------
                                                                       $3,980     $4,765
                                                                       ======     ======

10. INCOME TAXES

     TKC files a consolidated Federal income tax return which includes the Company. The current and deferred tax expense and benefit for the Company are recorded as if it files on a stand-alone basis. All participants in the consolidated income tax return are separately liable for the full amount of the taxes, including penalties and interest, if any, which may be assessed against the consolidated group. The current provision for United States income taxes is recorded to the intercompany account with TKC.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities as of December 31, 1994 and 1995 are as follows:

               COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES


                                                                         DECEMBER 31,
                                                                       -----------------
                                                                        1994       1995
                                                                       ------     ------
    Current deferred tax assets (liabilities):
      Reserve for inventory obsolescence.............................  $  373     $  385
      Reserve for bad debts..........................................     250        109
      Prepaid insurance..............................................    (140)      (157)
      Other..........................................................     166        152
                                                                       ------     ------
              Total current deferred tax assets......................  $  649     $  489
                                                                       ------     ------
    Noncurrent deferred tax (assets) liabilities:
      Property, plant, and equipment, primarily differences in
         depreciation methods........................................  $2,255     $2,466
      Deferred compensation..........................................    (183)      (189)
      Deferred gain on sale of building..............................    (220)      (201)
      Capital leases.................................................    (227)      (224)
                                                                       ------     ------
              Total noncurrent deferred tax liabilities..............  $1,625     $1,852
                                                                       ------     ------
              Net deferred tax liability.............................  $  976     $1,363
                                                                       ======     ======


     Summarized in the following tables are the Company's provision for income taxes, the components of the provision for deferred income taxes and a reconciliation of the U.S. statutory rate to the tax provision rate.

                           PROVISION FOR INCOME TAXES

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1993       1994       1995
                                                         ------     ------     ------
        Current provision
          Federal......................................  $2,337     $3,016     $2,771
          State and local..............................     360        450        426
          Foreign......................................    (906)       109         22
                                                         ------     ------     ------
                                                          1,791      3,575      3,219
                                                         ------     ------     ------
        Deferred provision
          Federal......................................    (140)        --        235
          Foreign......................................     300         88        152
                                                         ------     ------     ------
                                                            160         88        387
                                                         ------     ------     ------
                                                         $1,951     $3,663     $3,606
                                                         ======     ======     ======

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

     The differences between the provision and the amount computed by applying the statutory Federal income tax rate are as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                             ----------------------------
                                                              1993       1994       1995
                                                             ------     ------     ------
    Income before income taxes.............................  $5,145     $8,845     $8,854
                                                             ======     ======     ======
    Tax on above amount at 34%.............................  $1,749     $3,007     $3,010
    State income taxes.....................................     238        298        281
    Foreign tax rates in excess of U.S. statutory rate.....     (30)       130         67
    Foreign losses without tax benefit.....................      --        106        338
    Other, net.............................................      (6)       122        (90)
                                                             ------     ------     ------
    Provision for income taxes.............................  $1,951     $3,663     $3,606
                                                             ======     ======     ======

     In 1995, CKS utilized a net loss carryforward to offset current tax payable of approximately $210. At December 31, 1995, the Company's subsidiaries had net operating loss carryforwards aggregating approximately $1,600, substantially all of which have no expiration dates.

     Undistributed earnings of foreign subsidiaries which are intended to be indefinitely reinvested aggregated approximately $1,231 at the end of 1995. In the event these earnings were to be repatriated, foreign income tax credits and deductions under existing U.S. federal income tax laws would offset a portion of any additional U.S. tax liability.

11. EMPLOYEE BENEFIT PLANS

     IKS and CKS have profit sharing plans for their employees. Annual contributions are determined annually by their Boards of Directors. Expense for these plans was $421 in 1993, $837 in 1994 and $818 in 1995.

     IKS participates in a 401(k) plan covering substantially all of its domestic employees. Company contributions are determined annually by the Board of Directors. The plan provides that IKS contribute one-half of employee contributions, up to a maximum of 2% of an employee's annual compensation. The Company's contributions to the plan amounted to $162 in 1993, $179 in 1994 and $202 in 1995.

     See IKG pension plan (Note 5).

12. RELATED PARTIES

     The consolidated financial statements include the following transactions and balances, other than as indicated elsewhere in these financial statements, with companies under common controlling ownership with the Company:

                                                                      DECEMBER 31,
                                                               --------------------------
                                                                1993     1994       1995
                                                               ------   ------     ------
    Notes (payable to) receivable from affiliated
      companies..............................................  $   --   $  758     $ (280)
    Notes receivable from shareholders and officers..........      --    1,818        235
    Other receivables from (payables to) affiliated
      companies..............................................      --     (456)      (423)
    Net interest expense.....................................     718      276        158
    Purchased administrative and manufacturing services......   1,100    1,309      1,473
    Rental Payments to related parties under capital lease...     664      698        662

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

13. OPERATING LEASES

     Future minimum rentals required under operating leases are as follows:

                     YEAR ENDING DECEMBER 31,               BUILDINGS     OTHER     TOTAL
        --------------------------------------------------  ---------     -----     -----
        1996..............................................    $ 392        $21      $ 413
        1997..............................................      249          1        250
        1998..............................................       97         --         97
        1999..............................................        7         --          7
                                                               ----        ---       ----
                                                              $ 745        $22      $ 767
                                                               ====        ===       ====

     Consolidated rent expense was $311 for 1993, $335 for 1994, and $323 for 1995.

14. ORGANIZATION

     The Company manufactures, markets and services primarily industrial knives and saws internationally, and its customers include distributors, original equipment manufacturers and customers purchasing replacement parts and services. The Company has a leading market share in each of the major sectors it serves:
Paper & Packaging; Wood; Metal; and Plastic & Recycling. The Company's sales are principally in North America and Europe, representing 73% and 26% of 1995 net sales, respectively. The Company has recently expanded its operations into Latin America and Asia, and plans to continue its international growth. As a result of the Company's broad product range and numerous applications, no customer accounts for more than 3% of net sales. The Company performs periodic credit evaluations of its customers and generally does not require collateral.

     The following table summarizes the company's North American and European operations.

     Sales of North American operations include export sales of $2,818 in 1993, $3,850 in 1994, and $3,517 in 1995.

     Total sales of the Company's operations to unaffiliated customers outside North America were $24,902 in 1993, $27,170 in 1994, and $31,978 in 1995, respectively.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1993        1994        1995
                                                              -------     -------     -------
North American Operations
  Sales to unaffiliated companies...........................  $64,803     $72,541     $78,470
  Operating income..........................................    7,906      10,399      10,372
  Assets....................................................   52,787      52,826      58,957
  Capital expenditures......................................    3,414       2,222       4,002
  Depreciation and amortization.............................    2,609       2,760       2,943
European Operations
  Sales to unaffiliated companies...........................   20,161      19,906      27,193
  Operating income..........................................     (680)        714         (19)
  Assets....................................................   18,407      19,815      25,537
  Capital expenditures......................................    5,699       1,160         634
  Depreciation and amortization.............................      561         762         828
Other Operations
  Sales to unaffiliated companies...........................       --          --       1,367
  Operating income..........................................       --          --        (332)
  Assets....................................................       --          --       1,203
  Capital expenditures......................................       --          --          27
  Depreciation and amortization.............................       --          --          15

15. CHINA INVESTMENT

     Effective January 1, 1996, the Company acquired a 51% interest in two China companies, Shanghai IKS Lida Mechanical Blade Co. Ltd. and Shanghai IKS Mechanical Blade Co. Ltd. for $2.8 million.

16. OPERATING RESULTS BY QUARTER (UNAUDITED)

                                                                  1994
                                               -------------------------------------------
                                                QTR 1       QTR 2       QTR 3       QTR 4
                                               -------     -------     -------     -------
    Net sales................................  $22,659     $22,865     $23,818     $23,105
    Gross profit.............................    7,164       6,595       7,348       9,067
    Net income...............................    1,102       1,150       1,706       1,224

                                                                  1995
                                               -------------------------------------------
                                                QTR 1       QTR 2       QTR 3       QTR 4
                                               -------     -------     -------     -------
    Net sales................................  $26,182     $25,437     $28,409     $27,002
    Gross profit.............................    7,994       7,734       7,083       8,162
    Net income...............................    1,544       1,133       1,574         997

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

17. RECAPITALIZATION TRANSACTION

     On November 6, 1996, TKC ("IKS Holdings") completed a recapitalization. IKS Holdings amended its charter to authorize two new classes of common stock, consisting of voting common stock (the "Holdings Class A Stock") and non-voting common stock (the "Holdings Class B Stock" and, together with the Holdings Class A Stock, the "Holdings Common Stock") and a new class of preferred stock (the "Holdings Preferred Stock"). The issued and outstanding capital stock of IKS Holdings was exchanged for a Recapitalization Distribution which consisted of
(1) approximately $86,600 in cash and (2) Junior Subordinated Debentures of IKS Holdings (the "Holdings Debentures"), Holdings Preferred Stock and Holdings Class A Stock with an aggregate value of approximately $9,400. Certain key employees of the Company purchased Holdings Debentures, Holdings Preferred Stock and Holdings Class A Stock from IKS Holdings for approximately $1,300 in cash. Citicorp Venture Capital Ltd. ("CVC") purchased Holdings Debentures, Holdings Preferred Stock, Holdings Class A Stock and Holdings Class B Stock for approximately $14,300 in cash.

     In connection with this recapitalization IKS issued $90,000 of Senior Subordinated Notes, the proceeds of which were used to pay a cash dividend to IKS Holdings, pay amounts due to IKS Holdings and retire other notes payable and long-term debt. In addition, the Company entered into new revolving credit facilities totalling $25,000.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)


                                                                            SEPTEMBER 30, 1996
                                                                            ------------------
                                                                            (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...............................................       $  6,544
  Accounts receivable, trade, less allowances for doubtful accounts
     of $1,428............................................................         20,647
  Other receivables.......................................................            906
  Inventories.............................................................         30,554
  Prepaid expenses, deferred taxes and sundry.............................          1,854
                                                                                  -------
Total current assets......................................................         60,505
Other assets:
  Cash value of life insurance............................................            414
  Notes receivable........................................................            215
  Advances and investments................................................            364
  Cost in excess of net assets acquired...................................          2,012
  Deposits, deferred charges and sundry...................................          1,003
                                                                                  -------
                                                                                    4,008
Property, plant and equipment:
  Cost....................................................................         54,467
  Less accumulated depreciation and amortization..........................         25,569
                                                                                  -------
Property, plant and equipment, net........................................         28,898
                                                                                  -------
Total assets..............................................................       $ 93,411
                                                                                  =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable...........................................................       $  8,935
  Current portion of long-term debt.......................................          5,588
  Accounts and drafts payable.............................................          6,552
  Accrued and sundry liabilities..........................................          6,474
  Due to parent...........................................................         11,142
                                                                                  -------
Total current liabilities.................................................         38,691
Long-term debt, less current portion......................................          3,280
Joint venture indebtedness................................................          3,801
Deferred taxes............................................................          1,842
Other liabilities.........................................................          1,827
Minority interest.........................................................          2,178
Shareholders' equity:
  Common stock, no par value -- authorized -- 580,000 shares; issued --
     526,904 shares; outstanding -- 481,971 shares........................              5
  Additional paid-in capital..............................................          8,125
  Retained earnings.......................................................         36,204
  Cumulative foreign currency translation adjustment......................            890
  Treasury stock, at cost.................................................         (3,432)
                                                                                  -------
Total shareholders' equity................................................         41,792
                                                                                  -------
Total liabilities and shareholders' equity................................       $ 93,411
                                                                                  =======


                             See accompanying note.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                         NINE MONTH PERIODS
                                                                                ENDED
                                                                            SEPTEMBER 30,
                                                                         -------------------
                                                                          1995        1996
                                                                         -------     -------
                                                                         (IN THOUSANDS)
Net sales..............................................................  $79,238     $89,256
Cost of sales..........................................................   56,047      62,748
                                                                         -------     -------
                                                                          23,191      26,508
Selling, general and administrative expenses...........................   16,411      17,607
Other..................................................................       72          --
                                                                         -------     -------
                                                                           6,708       8,901
Other expenses (income):
  Interest income......................................................     (219)       (242)
  Interest expense.....................................................    1,378       1,907
  Sundry, net..........................................................     (543)        225
  Minority interest....................................................       --        (191)
                                                                         -------     -------
                                                                             616       1,699
                                                                         -------     -------
Income before income taxes.............................................    6,092       7,202
Provision for income taxes.............................................    2,615       2,350
                                                                         -------     -------
          Net income...................................................  $ 3,477     $ 4,852
                                                                         =======     =======

                             See accompanying note.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                                                                   CUMULATIVE
                                                                     FOREIGN
                                           ADDITIONAL               CURRENCY                    TOTAL
                                  COMMON    PAID-IN     RETAINED   TRANSLATION   TREASURY   SHAREHOLDERS'
                                  STOCK     CAPITAL     EARNINGS   ADJUSTMENT     STOCK        EQUITY
                                  ------   ----------   --------   -----------   --------   -------------
                                  (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at December 31, 1995.....   $5       $8,125     $ 32,557      $ 774      $ (3,432)     $38,029
  Net income.....................                          4,852                                 4,852
  Foreign currency translation
     adjustment..................                                       116                        116
  Cash dividends.................                         (1,205)                               (1,205)
                                    --
                                           ----------   --------   -----------   --------   -------------

Balance at September 30, 1996....   $5       $8,125     $ 36,204      $ 890      $ (3,432)     $41,792
                                  =======  ========     ========   =========     ========   ===========

                             See accompanying note.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                             NINE MONTH
                                                                            PERIODS ENDED
                                                                            SEPTEMBER 30,
                                                                         -------------------
                                                                          1995        1996
                                                                         -------     -------
                                                                         (IN THOUSANDS)
OPERATING ACTIVITIES
Net income.............................................................  $ 3,477     $ 4,852
Adjustments to reconcile net income to net cash provided (used) by operating activities:
  Depreciation and amortization........................................    2,575       3,264
  Deferred income taxes................................................      153        (156)
  (Gain) loss on sale of fixed assets..................................       (5)        (50)
  Minority interest....................................................       --        (191)
  Changes in operating assets and liabilities net of effects from purchases of operations:
     Accounts receivable...............................................   (1,700)     (1,438)
     Inventories.......................................................   (5,815)     (1,049)
     Prepaid and sundry................................................      156        (328)
     Accounts and drafts payable.......................................      (23)     (1,412)
     Accrued and sundry liabilities....................................    1,400       1,599
     Other, net........................................................      218        (908)
                                                                         -------     -------
Net cash provided by operating activities..............................      436       4,183
INVESTING ACTIVITIES
Purchases of operations, net of cash acquired..........................     (702)         --
Purchases of fixed assets..............................................   (2,781)     (7,312)
Proceeds from sale of fixed assets.....................................       21          70
Decrease (increase) in notes and other receivables.....................    3,095          20
                                                                         -------     -------
Net cash used in investing activities..................................     (367)     (7,222)
FINANCING ACTIVITIES
Increase (decrease) in amounts due to parent and affiliates............     (743)      7,188
Increase (decrease) in notes payable and long-term debt................    4,235      (6,673)
Dividends paid.........................................................   (1,205)     (1,205)
                                                                         -------     -------
Net cash provided (used) by financing activities.......................    2,287        (690)
                                                                         -------     -------
Increase (decrease) in cash and cash equivalents.......................    2,356      (3,729)
Cash and cash equivalents at beginning
  of year..............................................................    6,574      10,273
                                                                         -------     -------
Cash and cash equivalents at end of period.............................  $ 8,930     $ 6,544
                                                                         =======     =======

                             See accompanying note.

                INTERNATIONAL KNIFE & SAW, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The unaudited interim consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, which are, in the opinion of the management of International Knife & Saw, Inc. and Subsidiaries, (the Company), necessary to present fairly the consolidated financial position of the Company as of September 30, 1996 and the consolidated results of operations and cash flows of the Company for the nine month periods ended September 30, 1995 and 1996, respectively. Results of operations for the periods presented are not necessarily indicative of the results for the full fiscal year. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1995.

             ------------------------------------------------------
             ------------------------------------------------------
     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        -----
Available Information.................      i
Summary...............................      1
Risk Factors..........................      9
The Transactions......................     14
Use of Proceeds.......................     15
Capitalization........................     17
Unaudited Pro Forma Consolidated
  Financial Information...............     18
Selected Historical and Pro Forma
  Financial Data......................     23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     26
The Exchange Offer....................     32
Business..............................     38
Management............................     50
Stock Ownership.......................     55
Certain Relationships and Related
  Transactions........................     59
Description of Certain Indebtedness...     60
Description of the Notes..............     62
Book-Entry; Delivery and Form.........     88
Certain Federal Income Tax
  Considerations......................     89
Plan of Distribution..................     91
Legal Matters.........................     91
Experts...............................     91
Index to Financial Statements.........    F-1


                            ------------------------

     UNTIL                , 1997 (90 DAYS AFTER
THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THE ORIGINAL DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------

                                ----------------
                                   PROSPECTUS
                                ----------------

                                  $90,000,000
                                     [LOGO]

                             INTERNATIONAL KNIFE &
                                   SAW, INC.
                               OFFER TO EXCHANGE
                   11 3/8% SENIOR SUBORDINATED NOTES DUE 2006
                              FOR ALL OUTSTANDING
                   11 3/8% SENIOR SUBORDINATED NOTES DUE 2006

                                               , 1997
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     Section 145 further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The By-laws of the Company provide for the indemnification of each director, officer, former director and former officer of the Company, and each person who shall have served at the request of the Company as a director or officer of another corporation in which the Company owns shares of capital stock or of which the Company is a creditor, against expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she is made a party by reason of his or her being or having been a director or officer of the Company or of such other corporation, except in relation to matters as to which he or she shall be adjudged in such action, suit or proceeding to be liable for gross negligence or misconduct in the performance of duty. The By-laws of the Company also provide that such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or under any by-law, agreement, vote of stockholders or otherwise.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may in its certificate of incorporation eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability: for any breach of the director's duty of loyalty to the corporation or its stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; under Section 174 of the Delaware General Corporation Law (pertaining to certain prohibited acts including unlawful payment of dividends or unlawful purchase or redemption of the corporation's capital stock); or for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation of the Company contains a provision so limiting the personal liability of directors of the Company.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


EXHIBIT
  NO.                                          DESCRIPTION
-------   -------------------------------------------------------------------------------------
   3.1    Restated Certificate of Incorporation, as amended, of the Company+
   3.2    By-laws of the Company+
   4.1    Indenture dated as of November 6, 1996 between the Company and United States Trust
          Company of New York, as Trustee+
   4.2    Registration Rights Agreement dated as of November 6, 1996 among the Company,
          Schroder Wertheim & Co. Incorporated and Smith Barney Inc.+
   4.3    Form of 11 3/8% Senior Subordinated Notes due 2006 (included in Exhibit 4.1)
   5.1    Opinion of Dechert Price & Rhoads
   8.1    Opinion of Dechert Price & Rhoads regarding tax matters
  10.1    Purchase Agreement dated October 31, 1996 among the Company, Schroder Wertheim & Co.
          Incorporated and Smith Barney Inc.+
  10.2    Letter Agreement dated October 8, 1996 between Deutsche Bank and the Company
  10.3    Letter Agreement dated October 8, 1996 between Deutsche Bank and IKS Klingelnberg
          GmbH
  10.4    Agreement and Plan of Recapitalization dated September 17, 1996 among Citicorp
          Venture Capital Ltd., The Klingelnberg Corporation ("IKS Holdings"), the stockholders of IKS Holdings and certain stockholders of the Company+
  10.5    Commercial Lease Contract dated March 1, 1992 between Howard & Howard Real Estate
          Partnership and IKS Service, Inc., as amended
  10.6    Lease dated June 5, 1996 between Century Development Co. and the Company
  10.7    Lease dated July 21, 1995 between 1st American Management Co., Inc. and the Company
  10.8    Lease Agreement dated April 17, 1991 between Tate Engineering, Inc. and IKS Eastern
          Services, Inc., as amended
  10.9    Offer to Lease dated October 25, 1995 between Sigma Enterprises Ltd. and IKS Canadian
          Knife & Saw Ltd.
 10.10    Industrial Multiple Tenancy Lease dated June 14, 1995 between Geary Investments
          Limited "in Trust" and IKS Canadian Knife & Saw Ltd.
 10.11    Lease dated March 12, 1992 between Gestion W. & L. Choiniere Inc. and IKS Canadian
          Knife & Saw Ltd., as amended
 10.12    Joint Venture Company Contract dated September 24, 1995 between IKS Klingelnberg Far
          East GmbH and Shanghai Printing & Packaging Machinery General Corporation*
 10.13    Joint Venture Company Contract dated September 24, 1995 between IKS Klingelnberg Far
          East GmbH and Shanghai Printing & Packaging Machinery General Corporation*
  12.1    Statement of Ratio of Earnings to Fixed Charges+
  21.1    Subsidiaries of the Company+
  23.1    Consent of Dechert Price & Rhoads (included in Exhibits 5.1 and 8.1)
  23.2    Consent of Ernst & Young LLP
    24    Power of Attorney+

EXHIBIT
  NO.                                          DESCRIPTION
-------   -------------------------------------------------------------------------------------
     25   Statement of Eligibility and Qualification, Form T-1, of United States Trust Company
          of New York+
     27   Financial Data Schedule+
   99.1   Form of Letter of Transmittal
   99.2   Form of Notice of Guaranteed Delivery+


---------------
* To be supplied by amendment.


+ Previously filed.



     (b) Financial Statement Schedules:


     Schedule II -- Valuation and Qualifying Accounts and Reserves

     Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Erlanger, State of Kentucky, on the 27th day of January 1997.


                                          INTERNATIONAL KNIFE & SAW, INC.

                                          By: /s/      JOHN E. HALLORAN
                                             -----------------------------------
                                             John E. Halloran
                                             President and Chief Executive
                                               Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on January 27, 1997.



                SIGNATURE                                          TITLE
------------------------------------------    -----------------------------------------------
        /s/ JOHN E. HALLORAN                  President, Chief Executive
------------------------------------------    Officer and Director (Principal Executive
            John E. Halloran                  Officer)


        /s/ WILLIAM M. SCHULT                 Vice President-Finance, Chief Financial
------------------------------------------    Officer, Treasurer and Secretary
            William M. Schult                 (Principal Financial and Accounting Officer)


                    *                         Director
------------------------------------------
           Diether Klingelnberg


                    *                         Director
------------------------------------------
              James A. Urry

  *By:  /s/  JOHN E. HALLORAN
------------------------------------------
             John E. Halloran
             Attorney-in-fact

                                    SHEET 1                          SCHEDULE II


                        INTERNATIONAL KNIFE & SAW, INC.

         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
                             (DOLLARS IN THOUSANDS)

                                                             COL. C
                                                      ---------------------
                                           COL. B           ADDITIONS                           COL. E
                                         ----------   ---------------------       COL. D       ---------
COL. A                                   BALANCE AT   CHARGED TO                ----------      BALANCE
---------------------------------------  BEGINNING    COSTS AND     OTHER       DEDUCTIONS      AT END
DESCRIPTION                              OF PERIOD     EXPENSES    DESCRIBE      DESCRIBE      OF PERIOD
---------------------------------------  ----------   ----------   --------     ----------     ---------
YEAR ENDED 1995
Allowance for doubtful accounts........     2,084           28         68(b)       1,185(c)      1,105
                                                                      111(a)
Allowance for inventory Obsolescence...     3,395          631        178(a)       1,371(c)      2,833

YEAR ENDED 1994
Allowance for doubtful accounts........     1,399          790        118(a)         223(c)      2,084
Allowances for inventory Obsolescence..     3,216        1,135        223(a)       1,179(c)      3,395

YEAR ENDED 1993
Allowance for doubtful accounts........     1,187          500                       226(c)      1,399
                                                                                      62(a)
Allowances for inventory Obsolescence..     3,394          702                       734(c)      3,216
                                                                                     145(a)

---------------

(a) Represents foreign currency translation adjustments during the year.

(b) Consists of reserves of subsidiaries purchased during the year.

(c) Represents amounts charged against the reserves during the year.

                               INDEX TO EXHIBITS


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
  NO.                                    DESCRIPTION                                     PAGE
-------   -------------------------------------------------------------------------  ------------
   3.1    Restated Certificate of Incorporation, as amended, of the Company+
   3.2    By-laws of the Company+
   4.1    Indenture dated as of November 6, 1996 between the Company and United
          States Trust Company of New York, as Trustee+
   4.2    Registration Rights Agreement dated as of November 6, 1996 among the
          Company, Schroder Wertheim & Co. Incorporated and Smith Barney Inc.+
   4.3    Form of 11 3/8% Senior Subordinated Notes due 2006 (included in Exhibit
          4.1)
   5.1    Opinion of Dechert Price & Rhoads
   8.1    Opinion of Dechert Price & Rhoads regarding tax matters
  10.1    Purchase Agreement dated October 31, 1996 among the Company, Schroder
          Wertheim & Co. Incorporated and Smith Barney Inc.+
  10.2    Letter Agreement dated October 8, 1996 between Deutsche Bank and the
          Company
  10.3    Letter Agreement dated October 8, 1996 between Deutsche Bank and IKS
          Klingelnberg GmbH
  10.4    Agreement and Plan of Recapitalization dated September 17, 1996 among
          Citicorp Venture Capital Ltd., The Klingelnberg Corporation ("IKS
          Holdings"), the stockholders of IKS Holdings and certain stockholders of the Company+
  10.5    Commercial Lease Contract dated March 1, 1992 between Howard & Howard
          Real Estate Partnership and IKS Service, Inc., as amended
  10.6    Lease dated June 5, 1996 between Century Development Co. and the Company
  10.7    Lease dated July 21, 1995 between 1st American Management Co., Inc. and the Company
  10.8    Lease Agreement dated April 17, 1991 between Tate Engineering, Inc. and
          IKS Eastern Services, Inc., as amended
  10.9    Offer to Lease dated October 25, 1995 between Sigma Enterprises Ltd. and
          IKS Canadian Knife & Saw Ltd.
 10.10    Industrial Multiple Tenancy Lease dated June 14, 1995 between Geary
          Investments Limited "in Trust" and IKS Canadian Knife & Saw Ltd.
 10.11    Lease dated March 12, 1992 between Gestion W. & L. Choiniere Inc. and IKS
          Canadian Knife & Saw Ltd., as amended
 10.12    Joint Venture Company Contract dated September 24, 1995 between IKS
          Klingelnberg Far East GmbH and Shanghai Printing & Packaging Machinery
          General Corporation*
 10.13    Joint Venture Company Contract dated September 24, 1995 between IKS
          Klingelnberg Far East GmbH and Shanghai Printing & Packaging Machinery
          General Corporation*
  12.1    Statement of Ratio of Earnings to Fixed Charges+
  21.1    Subsidiaries of the Company+
  23.1    Consent of Dechert Price & Rhoads (included in Exhibits 5.1 and 8.1)
  23.2    Consent of Ernst & Young LLP
    24    Power of Attorney+
    25    Statement of Eligibility and Qualification, Form T-1, of United States
          Trust Company of New York+
    27    Financial Data Schedule+
  99.1    Form of Letter of Transmittal
  99.2    Form of Notice of Guaranteed Delivery+


---------------
* To be supplied by amendment.


+ Previously filed.